Filed Pursuant to Rule 424(b)(3)

Registration No. 333-137779

November 14, 2006

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The Boards of Directors of Bancshares of Florida, Inc. and Old Florida Bankshares, Inc. have both unanimously approved an Agreement and Plan of Merger among Bancshares of Florida and its subsidiary, Bank of Florida—Southwest, and Old Florida and its subsidiary, Old Florida Bank. Pursuant to this agreement, Old Florida will be merged with and into Bancshares of Florida and Old Florida Bank’s operations will be combined with Bank of Florida’s. The completion of the merger is subject to customary conditions, including shareholder and regulatory approvals.

If the merger takes place, for each share of Old Florida stock, the holder thereof will receive: (a) 1.7915 shares of Bancshares of Florida common stock; (b) $38.50 in cash; or (c) a combination thereof. Old Florida shareholders will have the opportunity to elect the form of consideration they will receive for their shares (all stock, all cash, or a combination thereof). Outstanding Old Florida stock options and stock purchase warrants will be redeemed for cash. The Merger Agreement provides that the maximum cash consideration to be paid by Bancshares of Florida to Old Florida stock holders and option and warrant holders will be $16.5 million. In addition, if the price of Bancshares of Florida common stock falls below thresholds established in the Merger Agreement, Old Florida may terminate the Merger Agreement unless Bancshares of Florida elects to increase the number of shares of its stock that it will exchange for Old Florida stock. Based on the fixed exchange ratio, Bancshares of Florida expects to issue between 3,075,925 and 3,602,660 shares of its common stock in the merger.

Bancshares of Florida common stock is traded on the Nasdaq Global Market under the symbol “BOFL.” On November 7, 2006, the closing sale price of a share Bancshares of Florida common stock was $20.96, as reported on the Nasdaq Global Market. Old Florida’s common stock is traded on the Over-the-Counter-Bulletin-Board under the symbol “OFBS.” On November 7, 2006 the closing sale price of a share of Old Florida common stock was $37.06, as reported on the Over-the-Counter-Bulletin-Board.

For the merger to be completed, Old Florida’s shareholders must approve the Merger Agreement and Bancshares of Florida’s shareholders must approve the issuance of Bancshares of Florida common stock to Old Florida’s shareholders in connection with the merger. Both Bancshares of Florida and Old Florida have scheduled Special Meetings for their respective shareholders to vote on those matters. Bancshares of Florida shareholders are also being asked to consider a proposal to change the company’s name to “Bank of Florida Corporation.” Each company’s Board of Directors unanimously recommends that its shareholders vote “FOR” each of their respective proposals. The dates, times and places of the meetings of shareholders are as follows:

BANCSHARES OF FLORIDA, INC.	OLD FLORIDA BANKSHARES, INC.
4:30 p.m., Wednesday, December 20, 2006	4:30 p.m., Monday, December 18, 2006
Main Office	Main Office
1185 Immokalee Road	6321 Daniels Parkway
Naples, Florida 34110	Ft. Myers, Florida 33912

An investment in Bancshares of Florida common stock involves a number of significant risks. Please see “RISK FACTORS” beginning on page 18 for a description of these risks.

This document serves two purposes: it is the proxy statement being used by the Boards of Directors of both Bancshares of Florida and Old Florida to solicit proxies for use at their shareholder meetings and it is also the prospectus of Bancshares of Florida regarding the Bancshares of Florida common stock to be issued to Old Florida shareholders if the merger is completed. This document describes the merger in detail and includes a copy of the Agreement and Plan of Merger, which we refer to as the Merger Agreement in this Joint Proxy Statement/Prospectus, as Appendix A.

Neither the Securities and Exchange Commission, nor the Federal Deposit Insurance Corporation, nor any state securities commission has approved of the Bancshares of Florida common stock to be issued in the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense. The shares of Bancshares of Florida common stock to be issued to Old Florida’s shareholders are not deposits or savings accounts and are not obligations of or guaranteed by Bancshares of Florida or its subsidiaries. They are not insured by the FDIC or any other government agency and are subject to investment risk, including the possible loss of principal.

Old Florida’s shareholders have appraisal rights under Florida law. Please see “Appraisal Rights” on page 47 of, and the copies of Sections 607.1301–.1333 included as Appendix B to, this Joint Proxy Statement/Prospectus for more information.

We have not authorized anyone to provide you with any information other than the information included in this document and the documents we refer you to, or incorporate by reference, in this document. If someone provides you with other information, please do not rely on it as being authorized by us.

This Joint Proxy Statement/Prospectus has been prepared as of November 13, 2006. There may be changes in the affairs of Bancshares of Florida or Old Florida since that date which are not reflected in this document. The Joint Proxy Statement/Prospectus is dated (and is being mailed to Bancshares of Florida’s and Old Florida’s shareholders on or about) November 14, 2006.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Bancshares of Florida, Inc. from documents filed with the Securities and Exchange Commission, which in this document we refer to as the SEC, which are not included in or delivered with this document. The information is available to you without charge upon your written or oral request to Bancshares of Florida, Inc., which in this document we refer to as Bancshares of Florida. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from Bancshares of Florida at the following address:

Michael L. McMullan

Chief Executive Officer and President

Bancshares of Florida, Inc.

1185 Immokalee Road

Naples, Florida 34110

(239) 254-2100

You also may obtain these documents at the SEC’s web site www.sec.gov.

In order to timely obtain copies of such information, you must request the information no later than December 10, 2006.

BANCSHARES OF FLORIDA, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 20, 2006

A Special Meeting of Shareholders of Bancshares of Florida, Inc. will be held at our corporate headquarters located at 1185 Immokalee Road, Naples, Florida 34110, on Wednesday, December 20, 2006, at 4:30 p.m. At the Special Meeting, the following items will be presented and voted upon:

Proposal I—Approval of the issuance of shares of Bancshares of Florida common stock in connection with the merger of Old Florida Bankshares, Inc. with and into Bancshares of Florida pursuant to an Agreement and Plan of Merger dated August 28, 2006;

Proposal II—Approval of an Amendment to Bancshares of Florida’s Restated Articles of Incorporation whereby the corporate name shall be changed to Bank of Florida Corporation; and

Proposal III—The adjournment of the Special Meeting to solicit additional proxies in the event there are insufficient votes to approve Proposal I or Proposal II.

The Board of Directors has fixed the close of business on October 27, 2006, as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting. You are encouraged to complete the enclosed Proxy Card or voting instruction form and return it in the postage-paid, pre-addressed envelope. If you would like to vote in person, you will be permitted to revoke your proxy by attending the Special Meeting and voting at that time.

The Merger Agreement is more completely described in the accompanying Joint Proxy Statement/Prospectus, and a copy of the Merger Agreement is attached as Appendix A to the Joint Proxy Statement/Prospectus. The Joint Proxy Statement/Prospectus is not a substitute for the Merger Agreement and its terms are not modified by the Joint Proxy Statement/Prospectus. PLEASE REVIEW THESE MATERIALS CAREFULLY AND CONSIDER FULLY THE INFORMATION CONTAINED THEREIN.

Action may be taken on the above proposals at the Special Meeting or on any date to which the Special Meeting may be adjourned. Only holders of record of Bancshares of Florida common stock at the close of business on October 27, 2006, the record date for the Special Meeting, will be entitled to notice of, and to vote at, the Special Meeting and any adjournments thereof.

By Order of the Board of Directors,

Arlette Yassa

Corporate Secretary

Naples, Florida

November 14, 2006

OLD FLORIDA BANKSHARES, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 18, 2006

A Special Meeting of Shareholders of Old Florida Bankshares, Inc. will be held at our corporate headquarters located at 6321 Daniels Parkway, Ft. Myers, Florida 33912, on Monday, December 18, 2006, at 4:30 p.m. At the Special Meeting, the following items will be presented and voted upon:

Proposal I—Approval of an Agreement and Plan of Merger dated August 28, 2006, whereby Old Florida will be merged with and into Bancshares of Florida, Inc.; and

Proposal II—The adjournment of the Special Meeting to solicit additional proxies in the event there are insufficient votes to approve Proposal I.

The Board of Directors has fixed the close of business on October 27, 2006, as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting. You are encouraged to complete the enclosed Proxy Card or voting instruction form and return it in the postage-paid, pre-addressed envelope. If you would like to vote in person, you will be permitted to revoke your proxy by attending the Special Meeting and voting at that time.

The Merger Agreement is more completely described in the accompanying Joint Proxy Statement/Prospectus, and a copy of the Merger Agreement is attached as Appendix A to the Joint Proxy Statement/Prospectus. The Joint Proxy Statement/Prospectus is not a substitute for the Merger Agreement and its terms are not modified by the Joint Proxy Statement/Prospectus. PLEASE REVIEW THESE MATERIALS CAREFULLY AND CONSIDER FULLY THE INFORMATION CONTAINED THEREIN.

A holder of Old Florida common stock is entitled to assert appraisal rights in connection with the merger by complying with the provisions of the Florida appraisal rights law, a copy of which is attached as Appendix B to the Joint Proxy Statement/Prospectus.

Action may be taken on the above proposals at the Special Meeting or on any date to which the Special Meeting may be adjourned. Only holders of record of Old Florida common stock at the close of business on October 27, 2006, the record date for the Special Meeting, will be entitled to notice of, and to vote at, the Special Meeting and any adjournments thereof.

By Order of the Board of Directors,

Larry W. Johnson

Chief Executive Officer and President

Ft. Myers, Florida

November 14, 2006

QUESTIONS AND ANSWERS ABOUT THE MERGER AND VOTING PROCEDURES FOR THE STOCKHOLDER MEETINGS

Q: What do I need to do now?

A: After you have carefully read this Joint Proxy Statement/Prospectus, indicate on your Proxy Card or voting instruction form how you want your shares to be voted, then sign and mail it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented and voted at the Bancshares of Florida or Old Florida Special Meeting. If you sign and send in your Proxy Card or voting instruction form and do not indicate how you want to vote, your proxy will count as a vote in favor of the merger proposal and the other proposals to be voted on at the meeting of the company in which you hold shares.

Q: On what proposals am I voting?

A: Bancshares of Florida’s shareholders are voting on:

➢	The approval of the issuance of shares of Bancshares of Florida common stock in connection with the merger of Old Florida with and into Bancshares of Florida;

➢	The amendment of Bancshares of Florida’s Articles of Incorporation to change the corporate name to “Bank of Florida Corporation”; and

➢	The adjournment of the Special Meeting to permit the solicitation of additional proxies if there are not sufficient votes to approve the other proposals.

Old Florida’s shareholders are voting on:

➢	The approval of the Merger Agreement; and

➢	The adjournment of the Special Meeting to permit the solicitation of additional proxies if there are not sufficient votes to approve the other proposals.

Q: Why am I being asked to vote?

A: Bancshares of Florida shareholders are being asked to vote of the approval of the issuance of shares of Bancshares of Florida common stock in connection with the merger because Nasdaq rules require approval when a company issues stock in a merger that exceeds 20% of that company’s stock prior to the merger. In this case, Bancshares has 9,566,853 shares outstanding currently and expects to issue 3,075,925 to 3,602,660 shares in the merger with Old Florida.

Bancshares of Florida shareholders are being asked to vote on the amendment of the Articles of Incorporation because Florida law requires shareholder approval for a corporation to amend its Articles of Incorporation, which is the only means by which a company can change its name.

Old Florida shareholders are being asked to vote on the Merger Agreement because Florida law requires that a company’s shareholders approve a merger transaction where that company is not the surviving entity.

Both sets of shareholders are being asked to vote on adjournment in case their respective company does not obtain enough votes to pass one of the other proposals and wants to continue to solicit proxies.

Q: What will I receive in the merger?

A: If the merger related proposals are approved by Bancshares of Florida’s and Old Florida’s shareholders, and the merger is subsequently completed, each share of Old Florida common stock (other than shares held by Old Florida shareholders who perfect appraisal rights) will be converted into the right to receive: (a) 1.7915 shares of

Bancshares of Florida common stock; (b) $38.50 in cash, without interest; or (c) a combination thereof. Old Florida shareholders will have the opportunity to elect the form of consideration to be received for their shares (all stock, all cash, or a combination thereof), subject to the redesignation procedures set forth in the Merger Agreement which are intended to ensure that no more than $16,500,000 in cash is paid by Bancshares of Florida as consideration for Old Florida common stock and the outstanding Old Florida stock options and stock warrants. Therefore, the ability to receive stock, cash or a combination thereof will depend on the elections of other Old Florida shareholders. In addition, if the price of Bancshares of Florida common stock falls below thresholds established in the Merger Agreement, Old Florida may terminate the Merger Agreement unless Bancshares of Florida decides to increase the amount of its common stock to be issued as consideration in the merger.

Q: How many votes are needed to approve the merger and the amendment to Bancshares of Florida’s Articles of Incorporation?

A: The different proposals require varying amounts of votes to be approved:

➢	For Old Florida’s shareholders to approve the merger, a majority of the outstanding shares of Old Florida common stock must be voted in favor of the merger.

➢	For Bancshares of Florida’s shareholders to approve the issuance of Bancshares of Florida common stock in connection with the merger, a majority of those votes cast at the Bancshares of Florida Special Meeting must be voted in favor of the issuance.

➢	For Bancshares of Florida’s shareholders to approve the amendment of the Articles of Incorporation to change the corporate name to Bank of Florida Corporation, a majority of the outstanding shares of Bancshares of Florida common stock must be voted in favor of the amendment.

➢	For either company’s shareholders to approve an adjournment of their meeting, a majority of those votes cast at that meeting must be voted in favor of adjournment.

Accordingly, if you are an Old Florida shareholder and fail to vote on the Merger Agreement, such action will have the same effect as a vote against that proposal, but a failure to vote on adjournment will have no effect on that proposal. If you are a Bancshares of Florida shareholder and fail to vote on the issuance of shares of Bancshares common stock in connection with the merger or adjournment, your shares will have no effect on such proposal. If you are a Bancshares of Florida shareholder and fail to vote on the amendment to the Articles of Incorporation, it will have the same effect as a vote against that proposal.

The directors and executive officers of Bancshares of Florida, Bank of Florida—Southwest, Old Florida and Old Florida Bank have each entered into an agreement to vote their shares of Bancshares of Florida common stock or Old Florida common stock, respectively, in favor of the merger related proposals, subject to certain conditions. These shareholders hold approximately 12% of the outstanding shares of Bancshares of Florida common stock and approximately 26% of the outstanding shares of Old Florida common stock.

Q: I own shares of both Bancshares and Old Florida. Should I only vote once?

A: No. If you own shares of stock of both companies, you will receive separate proxy materials for each shareholder meeting. It is important that you vote at both shareholder meetings, so please complete, sign, date and return both Proxy Cards or voting instruction forms.

Q: Why is my vote important?

A: If you do not return your Proxy Card or voting instruction form at or prior to the appropriate shareholder meeting, it will be more difficult for Bancshares and Old Florida to obtain the necessary quorum to hold their shareholder meetings. In addition, if you fail to vote, by proxy or in person, it will have the same effect as a vote against certain proposals, as described above.

Q: How do I vote?

A: You can vote by mail. You will need to complete, sign, date and return your Proxy Card or voting instruction form in the postage-paid envelope provided. You can also vote in person at your company’s shareholder meeting.

Q: If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A: Your broker will not be able to vote your shares without instructions from you on the merger related proposals or the amendment to Bancshares of Florida’s Articles of Incorporation. Your broker will vote your shares on those proposals only if you provide instructions on how to vote. You should follow the directions provided by your broker to ensure that your votes are counted.

Q: What if I fail to instruct my broker?

A: If you fail to instruct your broker how to vote your shares on the merger related proposals or the amendment to Bancshares of Florida’s Articles of Incorporation, and the broker submits an unvoted proxy, the resulting broker “non-vote” will be counted toward a quorum at your company’s shareholder meeting, but it will have the same effect as abstaining from voting on these proposals.

Q: Can I attend the shareholder meeting and vote my shares in person?

A: Yes. All shareholders are invited to attend their company’s shareholder meeting. Shareholders of record can vote in person at the shareholder meeting. If a broker holds your shares in street name, then you are not the shareholder of record and you must ask your broker how you can vote in person at the shareholder meeting.

Q: Can I change my vote after I have mailed my signed Proxy Card?

A: Yes. If you have not voted through your broker, there are three ways for you to revoke your proxy and change your vote. First, you may send written notice to the Secretary of the company in which you hold shares stating that you would like to revoke your proxy. Second, you may complete and submit a new Proxy Card. Third, you may vote in person at the shareholder meeting. If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker to change your vote. Your last vote will be the vote that is counted.

Q: I am an Old Florida shareholder. Should I send in my Old Florida stock certificates now?

A: No. You should not send in your stock certificates at this time. If the merger related proposals are approved, we will separately send you an Election Form and Letter of Transmittal with instructions for exchanging your Old Florida stock certificates.

Q: I am a Bancshares of Florida shareholder. Do I need to do anything with my Bancshares of Florida stock certificates?

A: No. Bancshares of Florida shareholders will not exchange their certificates in the merger. The certificates currently representing shares of Bancshares common stock will represent an equal number of shares of common stock of the combined company after the merger.

Q: When do you expect to complete the merger?

A: We expect to complete the merger in the first quarter of 2007. However, we cannot assure you when or if the merger will occur. We must first obtain the approvals of shareholders of both Bancshares of Florida and Old Florida and all necessary regulatory approvals.

Q: Whom should I call with questions?

A: Bancshares of Florida shareholders should call Chief Executive Officer and President Michael L. McMullan or Chief Financial Officer Tracy L. Keegan at (239) 254-2100 with questions or to obtain additional copies of this document. Old Florida shareholders should call Chief Executive Officer and President Larry W. Johnson or Chief Financial Officer Nicholas J. Panicaro at (239) 561-6222 with questions or to obtain additional copies of this document.

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SUMMARY

This summary highlights the material terms of the proposed merger between Bancshares of Florida and Old Florida Bankshares, Inc., referred to in this document as Old Florida. As used herein, the term “merger” shall refer to the merger transactions contemplated by the Agreement and Plan of Merger by and among Bancshares of Florida, Bank of Florida—Southwest, Old Florida and Old Florida Bank, dated August 28, 2006, and referred to in this document as the Merger Agreement. For a more complete description of the terms of the merger, and the parties to it, you should carefully read this entire Joint Proxy Statement/Prospectus, the documents that accompany this Joint Proxy Statement/Prospectus, especially the Merger Agreement itself, and the documents to which we refer you. See “Where You Can Get Additional Information” at page 70.

What This Document Is About

The Boards of Directors of Bancshares of Florida and Old Florida have approved the Merger Agreement, pursuant to which Old Florida will merge with and into Bancshares of Florida and Old Florida Bank’s operations will be combined with and those of Bank of Florida—Southwest. The merger cannot be completed unless the shareholders of both companies approve the merger related proposals described in this Proxy/Statement Prospectus. In addition, the Board of Directors of Bancshares of Florida is also asking its shareholders to approve an amendment to its Articles of Incorporation to change its corporate name to “Bank of Florida Corporation.”

This document is the proxy statement being used by both the Boards of Directors to solicit proxies for use at their respective shareholder meetings. It is also the prospectus of Bancshares of Florida regarding the Bancshares of Florida common stock to be issued to Old Florida shareholders if the merger is completed.

The Merger

General Description

Old Florida will merge with and into Bancshares of Florida, with Bancshares of Florida as the surviving corporation. Old Florida Bank’s operations will be combined with Bank of Florida—Southwest’s operations.

A copy of the Merger Agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. In addition to this summary, a discussion of the merger and the consideration to be paid to is found under the heading “THE MERGER.”

Consideration Payable to Old Florida Shareholders

Old Florida shareholders (other than those perfecting appraisal rights) will be offered the opportunity to elect to receive merger consideration in the form of: (a) 1.7915 shares of Bancshares of Florida common stock; (b) $38.50 in cash, without interest; or (c) a combination thereof. Such elections will be subject to redesignation procedures set forth in the Merger Agreement. In addition, if the price of Bancshares of Florida common stock falls below thresholds established in the Merger Agreement, Old Florida may terminate the Merger Agreement unless Bancshares of Florida decides to increase the amount of its common stock to be issued as consideration in the merger.

Election of Cash or Stock Consideration

Not less than 20 business days prior to the effective date of the merger, Old Florida will mail a Form of Election and Letter of Transmittal to each of its shareholders. The Form of Election and Letter of Transmittal will provide instructions on how to elect the form of merger consideration.

Election Deadline	An Old Florida shareholder will have until the 15th day after the Forms of Election and Letters of Transmittal are mailed to return the Form of Election and Letter of Transmittal.

Failure to Return a Form of Election

If a shareholder does not complete and return a Form of Election in accordance with its instructions, the shareholder will be deemed to have made an all cash election, but will be subject to the redesignation procedures described in the Merger Agreement.

Old Florida Stock Certificates	Please do not send in your Old Florida stock certificates now. Delivery instructions will be provided with the Forms of Election and Letters of Transmittal.

Treatment of Stock Options and Warrants

The holders of Old Florida stock options or warrants will receive cash in exchange for the cancellation of such options or warrants. The amount of cash to be paid by Bancshares of Florida will be the difference between the exercise price of the option or warrant and $38.50.

Redesignation Procedures

The Merger Agreement provides for redesignation procedures to ensure that no more than $16.5 million of the merger consideration is paid in cash, including cash paid to the holders of Old Florida stock options and warrants.

To accomplish this, if the cash elected by Old Florida shareholders combined with the cash to be paid to the holders of Old Florida stock options and warrants exceeds $16.5 million, Bancshares of Florida will redesignate, on a pro rata basis, portions of cash elections (including the cash portions of combination elections) so that those portions are treated as stock elections and that the total cash to be paid is limited to $16.5 million. As a result, those Old Florida shareholders will receive stock consideration for any Old Florida shares for which they do not receive cash.

Cash in Lieu of Fractional Shares

Old Florida shareholders will not receive fractional shares of Bancshares of Florida common stock in the merger. Instead, they will receive, without interest, a cash payment equal to the fractional share interest they otherwise would have received, multiplied by $38.50.

Appraisal Rights for Old Florida Shareholders

Old Florida shareholders may elect appraisal rights for their shares instead of accepting the merger consideration. To do so, a shareholder must not vote in favor of the Merger Agreement, file a notice with Old Florida prior to the vote on the merger, and strictly follow the procedures required under Sections 607.1301-.1333, Florida Statutes. Copies of these statutes are included as Appendix B to this Joint Proxy Statement/Prospectus and are described under the heading “APPRAISAL RIGHTS.” Failure to precisely follow such provisions will result in the loss of your appraisal rights.

The Merger Agreement may be terminated by Bancshares of Florida if holders of more than 7.5% of the outstanding shares of Old Florida common stock properly assert their appraisal rights.

Federal Income Tax Consequences of the Merger

We expect that, for United States federal income tax purposes, Old Florida shareholders will generally not recognize any taxable gain or loss with respect to the exchange of their Old Florida shares if they receive only Bancshares of Florida common stock (except for cash received in lieu of any fractional shares).

Old Florida shareholders who receive cash in exchange for their all of their Old Florida common stock, or who receive cash only in lieu of fractional shares of Bancshares of Florida common stock, will recognize a gain or loss in an amount equal to the difference between the amount of cash received and the basis in the shares of Old Florida common stock exchanged.

Old Florida shareholders who receive both cash (other than cash received for fractional shares) and Bancshares of Florida common stock in exchange for shares of Old Florida common stock, will recognize gain in an amount equal to the lesser of the gain realized on the exchange or the amount of cash received. No loss will be recognized.

Old Florida will receive a legal opinion as to the income tax consequences of the merger and will not be required to consummate the merger if the opinion is not consistent with the foregoing. Please see the information under the heading “Federal Income Tax Consequences of the Merger” for more information.

Opinion of Financial Advisors

Raymond James & Associates, Inc., Bancshares of Florida’s financial advisor, has rendered a written opinion to Bancshares of Florida’s Board of Directors that, based upon and subject to the matters stated in its opinion, from a financial point of view, the consideration to be paid by Bancshares of Florida in the merger is fair to Bancshares of Florida. The full text of Raymond James’ opinion is included as Appendix C to this Joint Proxy Statement/Prospectus.

Hovde Financial, Inc., Old Florida’s financial advisor, has rendered a written opinion to Old Florida’s Board of Directors that, based upon and subject to the matters stated in its opinion, from a financial point of view, the consideration to be paid by Bancshares of Florida in the merger to Old Florida shareholders is fair. The full text of Hovde’s opinion is included as Appendix D to this Joint Proxy Statement/Prospectus.

The respective opinions are described in detail under the heading “Opinions of Financial Advisors.”

Interests of Old Florida’s Directors and Executive Officers in the Merger

Some of Old Florida’s directors and executive officers have interests in the merger in addition to their interests as shareholders. The parties’ Boards of Directors considered these interests in deciding to approve the Merger Agreement. These interests are discussed under the heading “Interests of Certain Persons.”

Conditions to the Merger

Completion of the merger is contingent on a number of conditions, including regulatory approvals and approval of the Merger Agreement by Bancshares of Florida’s and Old Florida’s shareholders. On October 24, 2006, Bank of Florida—Southwest applied for both the Florida Office of Financial Regulation’s and the Federal Deposit Insurance Corporation’s required approvals. More information on these conditions can be found under the headings “Conditions to Consummation of the Merger” and “Regulatory Approvals.”

Terminating the Merger Agreement

In general, Bancshares of Florida or Old Florida may terminate the Merger Agreement by mutual agreement, or if the other party violates or breaches its representations, warranties or covenants in a material manner. In such case the breaching party may be liable for payment of the other party’s damages.

The Merger Agreement also can be terminated by either party if all conditions to closing have not been met or waived by either party by March 31, 2007, any condition cannot be met by March 31, 2007 and has not been waived by the party that the condition benefits, or if the merger has not been consummated by April 15, 2007. The Merger Agreement also can be terminated if the merger related proposals are not approved by the shareholders of Bancshares of Florida or Old Florida, and also may be terminated by Bancshares of Florida if holders of more than 7.5% of the Old Florida common stock properly assert their appraisal rights.

In addition, Old Florida has the right to terminate the Merger Agreement if, in the exercise of its fiduciary duties, it is required to rescind its recommendation that Old Florida’s shareholders approve the Merger Agreement and to recommend a superior merger proposal. In such case, Old Florida has agreed to pay to Bancshares of Florida a $4 million termination fee.

Old Florida also has the right to terminate the Merger Agreement if the price of Bancshares of Florida common stock falls below certain thresholds and Bancshares of Florida does not elect to increase the number of shares to be issued in the merger.

A further description of each party’s termination rights is under the heading “Waiver, Amendment and Termination.”

Amending the Merger Agreement

The Merger Agreement may be amended by the written consent of the parties at any time prior to the completion of the merger, provided that after approval by Old Florida’s shareholders of the Merger Agreement, there may not be, without further approval of Old Florida’s shareholders, any amendment that reduces the amount or value, or changes the form of, the merger consideration. More information of amending the Merger Agreement is found under the heading “Waiver, Amendment and Termination.”

The Bancshares of Florida Special Meeting

Date, Time and Place	Wednesday, December 20, 2006
4:30 p.m.
Main Office
1185 Immokalee Road
Naples, Florida 34110

Record Date	Close of business on October 27, 2006.

Shares Entitled to Vote	The 9,566,853 shares of Bancshares of Florida common stock that were outstanding on the record date.

Purpose of the Special Meeting

To approve the issuance of shares of Bancshares of Florida common stock in connection with the merger; to amend the Articles of Incorporation to change the corporate name to “Bank of Florida Corporation”; and to adjourn the Special Meeting to solicit additional proxies, if necessary.

Vote Required

To approve the issuance of the shares or to adjourn the meeting, a majority of those votes cast at the Special Meeting must be voted in favor of the issuance. To amend the Articles of Incorporation, a majority of the outstanding shares must be voted in favor of the amendment

As of the record date, the directors and executive officers of Bancshares of Florida and Bank of Florida—Southwest beneficially owned 1,151,840 shares, or approximately 12% of the outstanding shares, of Bancshares of Florida common stock, and all of them have entered into an agreement committing them to vote their shares in favor of the issuance of the shares.

The Board of Directors of Bancshares of Florida Recommends You Vote in Favor of the Proposals

Bancshares of Florida’s Board of Directors has unanimously recommended that you vote “FOR” the issuance of the shares of Bancshares common stock in connection with the merger; “FOR” the amendment of the Articles of Incorporation to change the corporate name; and “FOR” the adjournment of the Special Meeting, if necessary.

The Old Florida Special Meeting

Date, Time and Place	Monday, December 18, 2006
4:30 p.m.
Main Office
6321 Daniels Parkway
Ft. Myers, Florida 33912

Record Date	Close of business on October 27, 2006.

Shares Entitled to Vote	The 2,010,974 shares of Old Florida common stock that were outstanding on the record date.

Purpose of the Special Meeting	To approve the Merger Agreement and to adjourn the Special Meeting to solicit additional proxies, if necessary

Vote Required

To approve the Merger Agreement, a majority of the outstanding shares must be voted in favor thereof and to adjourn the meeting, a majority of those votes cast at the Special Meeting must be voted in favor of the adjournment.

As of the record date, the directors and executive officers of Old Florida and Old Florida Bank beneficially owned 526,172 shares, or approximately 26% of the outstanding shares, of Old Florida common stock, and all of them have entered into an agreement committing them to vote their shares in favor of the approval of the Merger Agreement.

The Board of Directors of Old Florida Recommends You Vote in Favor of the Proposals	Old Florida’s Board of Directors has unanimously recommended that you vote “FOR” the approval of the Merger Agreement and “FOR” the adjournment of the Special Meeting, if necessary.

The Companies

Bancshares of Florida

As of June 30, 2006, Bancshares of Florida was a $756 million-asset multi-bank holding company located in Naples, Florida. Bancshares of Florida is the parent company for Bank of Florida—Southwest and Bank of Florida Trust Company, both based in Naples, Florida; Bank of Florida—Southeast, based in Fort Lauderdale, Florida; and Bank of Florida—Tampa Bay, based in Tampa, Florida. On August 25, 2006, Bancshares of Florida completed its acquisition of $90 million Bristol Bank, which was merged into Bank of Florida—Southeast. Bancshares of Florida common stock is traded on the Nasdaq Global Market under the symbol “BOFL.”

Old Florida Bancshares

Old Florida is a $326 million-asset bank holding company and the parent company of Old Florida Bank, both based in Ft. Myers, Florida. Old Florida common stock is traded on the Over-the-Counter-Bulletin-Board under the symbol “OFBS.”

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

Comparative per Share Market Price Information

Bancshares of Florida common stock is held by approximately 429 record holders as of the record date for its Special Meeting. On July 28, 2004, Bancshares of Florida common stock became listed on the Nasdaq Global Market under the symbol “BOFL.” Prior to that, Bancshares of Florida common stock had been traded on the Nasdaq SmallCap Market under the symbol “BOFL” since December 30, 2002. To date, Bancshares of Florida has not paid any dividends on its common stock. There are no current plans to initiate payment of cash dividends, and the future dividend policy will depend on earnings, capital requirements, financial condition, and other factors considered relevant by the Board of Directors of Bancshares of Florida. The table below shows the high, low and closing bid prices on the Nasdaq Global and SmallCap Markets for the periods indicated. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily reflect actual transactions.

Calendar Quarter Ended	High	Low	Closing
December 31, 2003	$14.75	$11.31	$14.74
March 31, 2004	$17.85	$14.50	$14.90
June 30, 2004	$15.69	$12.32	$13.99
September 30, 2004	$15.92	$12.64	$15.89
December 31, 2004	$16.21	$13.80	$16.11
March 31, 2005	$16.05	$15.73	$16.00
June 30, 2005	$17.09	$16.50	$17.00
September 30, 2005	$22.19	$21.92	$22.12
December 31, 2005	$22.70	$22.15	$22.70
March 31, 2006	$22.70	$19.29	$21.96
June 30, 2006	$23.49	$19.75	$22.00
September 30, 2006	$23.06	$20.39	$21.08
Through November 7, 2006	$21.43	$20.25	$20.96

Old Florida common stock is held by approximately 259 record holders as of the record date for their Special Meeting. On October 7, 2003, Old Florida common stock became listed on the Over-the-Counter-Bulletin-Board under the symbol “OFBS.” The table below shows the high, low and closing bid prices on the Over-the-Counter-Bulletin-Board for the periods indicated. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily reflect actual transactions.

Calendar Quarter Ended	High	Low	Closing
December 31, 2003	$14.50	$13.50	$13.55
March 31, 2004	$16.50	$13.30	$12.00
June 30, 2004	$16.10	$13.30	$13.50
September 30, 2004	$15.75	$13.30	$14.90
December 31, 2004	$15.30	$14.40	$15.00
March 31, 2005	$17.50	$15.05	$17.00
June 30, 2005	$19.75	$16.00	$19.00
September 30, 2005	$24.25	$19.00	$23.75
December 31, 2005	$26.92	$22.00	$26.92
March 31, 2006	$30.00	$26.40	$27.25
June 30, 2006	$29.00	$26.05	$27.00
September 30, 2006	$38.00	$26.00	$37.25
Through November 7, 2006	$37.50	$36.00	$37.06

To date, Old Florida has not paid any dividends on its common stock. There are no current plans to initiate payment of cash dividends, and the future dividend policy will depend on earnings, capital requirements, financial condition, and other factors considered relevant by the Board of Directors of Old Florida.

The following table presents the closing sale prices of Bancshares of Florida common stock and Old Florida common stock on August 28, 2006, the last trading day before we announced the Merger Agreement. The table also presents the equivalent value of the merger consideration per share of Old Florida on August 28, 2006, based on the amount of merger consideration to be paid by Bancshares of Florida for each share of Old Florida common stock.

Date	Bancshares Closing Price	Old Florida Closing Price	Equivalent per Share Value
August 28, 2006	$21.50	$31.50	$38.52

Comparative Historical and Pro Forma per Common Share Data of Bancshares of Florida, Inc., Bristol Bank and Old Florida Bankshares, Inc.

The following table shows historical information about Bancshares of Florida’s and Old Florida’s respective earnings per share, absence of dividends per share and book value per share, and similar information reflecting the merger, which is referred to as “pro forma” information, at or for the six months ended June 30, 2006, and for the year ended December 31, 2005. The pro forma and pro forma per equivalent share information give effect to Bancshares of Florida’s merger with Bristol Bank and with Old Florida as if the mergers had been effective on the date presented in the case of the book value data, and as if the merger had been effective as of January 1, 2005, in the case of the earnings per share and cash dividends data.

The pro forma data in the table assumes that the merger will be accounted for under the purchase method of accounting. Under the purchase method of accounting, Bancshares of Florida will record the assets and liabilities of Old Florida at their estimated fair values as of the date the merger is completed. Financial statements for Bancshares of Florida prepared and issued after the merger is completed will reflect such values and will not be restated retroactively to reflect Old Florida’s historical financial position or results of operations.

The information listed as “equivalent pro forma” for Old Florida was obtained by multiplying the pro forma amounts listed for Bancshares by the equivalent 1.7915 exchange ratio, which means that Old Florida shareholders who receive Bancshares of Florida common stock will receive the equivalent of 1.7915 shares of Bancshares of Florida common stock for each share of Old Florida common stock exchanged in the merger.

The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Old Florida and Bristol Bank at their respective fair values and to record certain merger related costs to Old Florida. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Pending more detailed analyses, additional pro forma adjustments may be made, including additional intangible assets which may be identified. Any change in the fair value of Old Florida’s net assets will change the amount of the purchase price allocable to goodwill. Additionally, changes to Old Florida’s equity, including net income from July 1, 2006 through the date the merger is completed, will also change the amount of goodwill recorded. The final adjustments may be materially different from the pro forma adjustments presented herein.

The information in the following table is based on historical information and related notes Bancshares of Florida previously filed with the SEC. The reader should read all of the summary financial information provided in the following tables together with this historical financial information and related notes. The historical financial information is also incorporated into this document by reference. See “Where You Can Find More Information” for a description of where to find the historical information.

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
	(in thousands, except per share amounts)
Bancshares of Florida.
Basic earnings per common share
Historical	$0.14	$0.82
Pro forma combined	0.14	0.57
Diluted earnings per common share
Historical	0.14	0.79
Pro forma combined	0.14	0.55
Cash dividends declared on common stock
Historical	n/a	n/a
Pro forma combined	n/a	n/a
Book value per common share
Historical	13.35	9.94
Pro forma combined	15.78	14.28

Old Florida
Basic earnings per common share
Historical	$0.76	$1.07
Equivalent pro forma	0.25	1.02
Diluted earnings per common share
Historical	0.72	1.01
Equivalent pro forma	0.25	0.99
Cash dividends declared on common stock
Historical	n/a	n/a
Equivalent pro forma	n/a	n/a
Book value per common share
Historical	13.14	12.45
Equivalent pro forma	28.26	25.58

Selected Consolidated Historical Data of Bancshares of Florida

The selected historical financial data in the tables below for the six-month periods ended June 30, 2006 and June 30, 2005 were derived from Bancshares of Florida’s unaudited consolidated financial statements. The data for the five years ended December 31, 2005 were derived from Bancshares of Florida’s audited consolidated financial statements. All of the selected historical financial data from Bancshares of Florida was derived from historical financial information contained in annual and quarterly reports and other information Bancshares of Florida filed with the SEC. When you read the summary financial information provided in the following table, you should also read the historical financial information contained in annual and quarterly reports and other information Bancshares of Florida has filled with the SEC. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION.”

	June 30,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars In Thousands, except share data)
Statement of Operations Data:
Total interest income	$21,804	$12,111	$28,491	$14,767	$8,856	$5,884	$4,450
Total interest expense	8,249	3,937	9,348	4,962	3,278	2,438	2,251

Net interest income before provision for loan losses	13,555	8,174	19,143	9,805	5,578	3,446	2,199
Provision for loan losses	1,262	695	1,903	1,279	833	487	215

Net interest income after provision for loan losses	12,293	7,479	17,240	8,526	4,745	2,959	1,984
Noninterest income	2,105	1,516	3,259	2,176	1,335	808	488
Noninterest expense	12,805	9,042	19,344	13,582	8,789	6,407	3,024

Income (loss) before income taxes (benefit)	1,593	(47)	1,155	(2,880)	(2,709)	(2,640)	(552)
Income taxes (benefit)	640	—	(3,728)	—	—	—	—

Net income (loss)	$953	$(47)	$4,883	$(2,880)	$(2,709)	$(2,640)	$(552)

Balance Sheet Data:
Total assets	$756,267	$504,727	$569,782	$420,808	$222,610	$144,535	$77,092
Total cash and cash equivalents	91,040	80,358	50,117	57,897	8,424	26,373	6,002
Investment securities	42,316	19,520	18,622	25,945	8,072	6,664	76
Loans	607,612	394,210	487,574	325,981	200,490	105,889	68,406
Allowance for loan losses	5,666	3,513	4,603	2,817	1,568	907	494
Deposits	593,651	444,762	495,080	376,064	201,154	129,327	64,288
Other borrowings	42,000	5,000	14,000	2,000	—	—	—
Stockholders’ equity	118,444	53,666	59,061	41,954	21,220	15,006	8,521
Share Data:
Basic income (loss) per share	$0.14	$(0.06)	$0.82	$(0.81)	$(0.92)	$(1.48)	$(0.47)
Diluted income (loss) per share	0.14	(0.06)	0.79	(0.81)	(0.92)	(1.48)	(0.47)
Book value per common share (period end)	13.35	9.07	9.94	7.93	6.89	7.22	7.31
Tangible book value per common share (period end)	13.25	8.91	9.78	7.73	6.89	7.22	7.31
Weighted average shares outstanding—basic	6,671,212	5,263,602	5,595,233	3,811,270	2,948,514	1,784,892	1,165,370
Weighted average shares outstanding—diluted	6,928,726	5,263,602	5,813,230	3,811,270	2,948,514	1,784,892	1,165,370
Total shares outstanding	8,871,444	5,916,685	5,943,783	4,835,632	3,079,199	2,079,199	1,165,370

	June 30,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars In Thousands, except share data)
Performance Ratios:
Return on average assets	0.32%	0.27%	0.98%	(0.93)%	(1.52)%	(2.57)%	(0.87)%
Return on average common shareholders’ equity	2.48	2.63	9.79	(9.57)	(12.42)	(19.49)	(7.74)
Interest-rate spread during the period	3.85	3.46	3.55	3.02	2.99	2.89	2.76
Net interest margin	4.60	3.99	4.11	3.42	3.37	3.64	3.77
Asset Quality Ratios:
Nonperforming loans to total loans	0.00%	0.12%	0.07%	0.18%	0.02%	0.24%	0.35%
Nonperfoming assets to period end assets	—	0.09	0.06	0.14	0.02	0.18	0.31
Net charge-offs to average loans	0.03	0.00	0.03	0.01	0.16	0.09	0.00
Allowance for loan losses to nonperforming loans	—	748.85	1,435.40	480.70	3,336.17	352.82	207.65
Allowance for loan losses to period end loans	0.93	0.89	0.94	0.86	0.78	0.86	0.72
Capital and Liquidity Ratios:
Average equity to average assets	12.96%	10.66%	10.34%	10.61%	12.21%	13.17%	11.21%
Leverage (4.00% required minimum)	17.01	10.77	10.28	11.07	10.32	10.99	13.38
Risk-based capital:
Tier 1	16.87%	12.07%	10.48%	11.85%	11.66%	15.40%	13.36%
Total	19.29	13.33	13.37	13.24	12.52	16.33	14.14
Average loans to average deposits	100.35	89.16	92.81	95.23	93.96	96.03	95.78
Trust Assets Under Advice:
Total assets under advice	$384,154	$306,152	$390,002	$202,138	$131,000	$72,000	$57,332
Trust fees	666	365	1,546	1,063	492	297	149
Trust fees as a % of average assets under advice	0.69%	0.48%	0.52%	0.64%	0.48%	0.46%	0.40%

Selected Consolidated Historical Data of Old Florida

The selected historical financial data in the tables below for the six-month periods ended June 30, 2005 and June 30, 2006 were derived from Old Florida’s unaudited consolidated financial statements. The data for the five years ended December 31, 2005 were derived from Old Florida’s audited consolidated financial statements. Please see FINANCIAL STATEMENTS OF OLD FLORIDA for greater financial statement detail.

	June 30,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars In Thousands, except share data)
Statement of Operations Data:
Total interest income	$11,381	$7,341	$17,243	$10,698	$7,347	$6,715	$6,882
Total interest expense	5,540	2,868	7,117	3,524	2,465	2,835	3,852

Net interest income before provision for loan losses	5,841	4,473	10,126	7,174	4,882	3,880	3,030
Provision for loan losses	16	345	775	433	-0-	149	80

Net interest income after provision for loan losses	5,825	4,128	9,351	6,741	4,882	3,731	2,950
Noninterest income	478	381	926	500	843	268	195
Noninterest expense	3,975	3,149	7,037	6,319	4,842	3,376	2,791

Income before taxes	2,328	1,360	3,240	922	883	623	354
Income taxes	823	495	1,165	351	322	234	146

Net income	$1,505	$865	$2,075	$571	$561	$389	$208

	June 30,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars In Thousands, except share data)
Balance Sheet Data:
Total assets	$325,890	$277,506	$314,777	$246,217	$165,977	$108,148	$95,967
Total cash and cash equivalents	25,060	27,026	19,773	29,310	9,948	6,613	9,255
Investment securities	31,662	21,462	21,388	18,768	16,054	8,934	8,458
Loans	254,030	216,662	258,715	184,730	126,730	88,237	73,734
Allowance for loan losses	2,681	2,175	2,595	1,860	1,427	965	825
Deposits	281,157	241,120	267,362	201,956	134,576	91,927	80,172
Other borrowings	15,313	3,327	17,820	20,650	6,165	3,360	3,373
Stockholders’ equity	26,428	22,868	24,755	21,986	21,518	11,974	11,514
Share Data:
Basic income per share	$0.76	$0.45	$1.07	$0.30	$0.38	$0.32	$0.18
Diluted income per share	0.72	0.43	1.01	0.29	0.37	0.32	0.18
Book value per common share (period end)	13.14	11.83	12.45	11.39	11.15	9.84	9.46
Tangible book value per common share (period end)	12.11	10.72	11.39	10.24	9.15	9.84	9.49
Weighted average shares outstanding—basic	1,990,279	1,931,263	1,943,376	1,929,974	1,486,168	1,216,595	1,163,188
Weighted average shares outstanding—diluted	2,076,960	2,000,351	2,050,015	1,978,656	1,512,080	1,230,523	1,177,116
Total shares outstanding	2,010,974	1,932,565	1,988,349	1,930,255	1,929,595	1,216,595	1,216,595
Performance Ratios:
Return on average assets	0.93%	0.68%	0.74%	0.31%	0.45%	0.38%	0.42%
Return on average common shareholders’ equity	12.60	7.76	9.27	2.85	3.70	3.31	3.56
Interest-rate spread during the period	3.54	3.50	3.55	3.69	4.08	3.94	3.97
Net interest margin	3.55	3.49	3.91	3.99	4.19	4.10	3.59
Asset Quality Ratios:
Nonperforming loans to total loans	N/A	0.01%	0.08%	0.00%	0.74%	0.00%	0.01%
Nonperforming assets to period end assets	N/A	0.01	0.06	0.00	0.56	0.00	0.01
Net charge-offs to average loans	-0.03	0.03	0.02	0.00	0.10	0.01	0.00
Allowance for loan losses to nonperforming loans	N/A	19,776	1,304	N/A	153	N/A	9,166
Allowance for loan losses to period end loans	1.06	1.00	1.00	1.01	1.13	1.09	1.12
Capital and Liquidity Ratios (Old Florida Bank only):
Average equity to average assets	7.81%	8.33%	11.37%	10.80%	13.68%	13.35%	12.03%
Leverage (4.00% required minimum)	6.99	7.59	6.94	8.52	10.99	10.96	11.65
Risk-based capital (Old Florida Bank only):
Tier 1	8.59%	8.81%	8.05%	9.63%	12.63%	12.30%	14.14%
Total	11.44	11.96	10.88	10.58	13.68	13.35	15.20
Average loans to average deposits	88.85	87.56	94.79	90.41	90.97	94.33	90.23

Selected Pro Forma Condensed Combined Financial Data of Bancshares of Florida, Old Florida and Bristol Bank

The following selected pro forma condensed consolidated financial information has been derived from and should be read in conjunction with, the “Pro Forma Financial Information” section of this Joint Proxy Statement/Prospectus. This table displays pro forma information reflecting the effect of accounting for the merger under the purchase method of accounting, as well as giving effect to Bancshares’ merger with Bristol Bank which was consummated on August 25, 2006. The pro forma condensed combined statements of income data assume that Bancshares’ mergers with both Old Florida and Bristol Bank were completed on January 1, 2005. The pro forma condensed combined period-end balance data assumes that those mergers were completed on June 30, 2006. Below is the pro forma information for the six and twelve month periods ended June 30, 2006 and December 31, 2005.

	June 30, 2006	December 31, 2005
	(Dollars in thousands, except share data)
Statement of Operations Data:
Total interest income	$36,099	$50,737
Total interest expense	15,172	18,654

Net interest income before provision for loan losses	20,927	32,083
Provision for loan losses	1,316	2,927

Net interest income after provision for loan losses	19,611	29,156
Noninterest income	2,690	4,639
Noninterest expense	19,384	30,859

Income before income taxes (benefit)	2,917	2,936
Income taxes (benefit)	1,421	(2,629)

Net income	$1,496	$5,565

Balance Sheet Data:
Total assets	$1,217,545	$1,020,885
Total cash and cash equivalents	96,082	48,688
Investment securities	98,086	67,229
Loans	921,205	804,882
Allowance for loan losses	9,089	7,911
Deposit accounts	947,980	835,747
Other borrowings	66,670	43,023
Stockholders’ equity	199,343	138,665

Share Data:
Basic income per share	$0.14	$0.57
Diluted income per share	0.14	0.55
Book value per common share (period-end)	15.78	14.28
Tangible book value per common share	10.12	6.90
Weighted average shares outstanding—basic	10,435,332	9,359,353
Weighted average shares outstanding—diluted	10,692,846	9,577,350
Total Shares outstanding	12,635,564	9,707,903

Capital Ratios:
Leverage (4.00% required minimum)	10.73%	5.94%
Tier 1 risk-based capital	11.38%	6.34%
Total risk-based capital	13.84%	9.10%

RISK FACTORS

In addition to the other information contained or incorporated by reference in this Joint Proxy Statement/Prospectus, you should consider the following material risk factors carefully before deciding how to vote at your company’s Special Meeting. Please see “Forward-Looking Statements” for additional information to consider before casting your vote.

Risks Related to the Merger

Because the Market Price of Bancshares of Florida Common Stock Will Fluctuate, Old Florida Shareholders Cannot Be Sure of the Value of the Stock Merger Consideration They Will Receive.

Upon completion of the merger, the majority of the outstanding shares of Old Florida common stock will be converted into the right to receive merger consideration consisting of shares of Bancshares of Florida common stock. The value of the stock merger consideration to be received by Old Florida shareholders has been fixed at 1.7915 shares of Bancshares of Florida common stock per share of Old Florida. This exchange ratio valued a share of Old Florida common stock at $38.50 at the time it was fixed. Any change in the market price of Bancshares of Florida common stock prior to completion of the merger will affect the value of the stock portion of the merger consideration that Old Florida shareholders will receive. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. Although Old Florida has the right to terminate the Merger Agreement if Bancshares of Florida’s stock price falls below certain thresholds and Bancshares does not elect to increase the amount of stock it will issue in the merger, the value of the stock consideration could still materially fall without triggering Old Florida’s termination right.

You may not receive as much cash as you elect.

The Merger Agreement limits the amount of cash consideration to be paid by Bancshares of Florida in the merger to $16.5 million. Of this total, we have estimated that $5.2 million will be paid to the holders of Old Florida stock options and warrants. As a result, the number of shares eligible to receive cash consideration will be limited. Depending upon the number of shares for which shareholders elect to receive cash consideration, the amount of cash you actually receive could be substantially less than the amount you elected. If Old Florida shareholders elect more cash than is available, pursuant to the Merger Agreement, Bancshares will redesignate portions of cash elections (and the cash portions of combination elections) to be treated as stock elections, so that the $16.5 million limit is not exceeded.

Bank of Florida—Southwest may encounter integration difficulties or may fail to realize the anticipated benefits of the merger.

Bank of Florida—Southwest may not be able to integrate Old Florida Bank’s operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

The interests of certain directors and executive officers of Old Florida may be different from those of other shareholders.

Certain Old Florida directors and executive officers have interests in the merger other than their interests as Old Florida shareholders. The Board of Directors of Old Florida was aware of these interests at the time it approved the merger. These interests may cause Old Florida’s directors and executive officers to view the merger proposal differently than you may view it. See “Interests of Certain Persons.”

Risks Related to Holding Bancshares of Florida Stock

Bancshares of Florida has incurred cumulative losses since it commenced operations and may incur losses in the future.

Since Bancshares of Florida commenced operations on August 24, 1999, it has incurred an accumulated deficit as of June 30, 2006, of approximately $5.9 million. This deficit is primarily due to the costs of establishing its business strategy, which included opening Bank of Florida—Southwest, Bank of Florida Trust Company, Bank of Florida—Southeast, and Bank of Florida—Tampa Bay, and the continuing expansion of banking activities in its markets, as well as the impact of historically low interest rates and other factors. Bancshares of Florida may charter additional banks in the future. A newly formed bank is typically expected to incur operating losses in its early periods of operations because of an inability to generate sufficient net interest income to cover operating expenses. Those operating losses can be significant and can occur for longer periods than planned, depending on the new bank’s ability to control operating expenses and generate net interest income. There is a risk that losses at any new subsidiaries of Bancshares of Florida may exceed profits at its existing subsidiaries.

Bancshares of Florida may encounter unexpected financial and operating problems due to its rapid growth.

Bancshares of Florida has grown significantly since it opened its first bank subsidiary, Bank of Florida—Southwest, in 1999. Bancshares of Florida’s total assets have grown to approximately $756 million as of June 30, 2006, and Bancshares also acquired approximately $90.0 million asset Bristol Bank on August 25, 2006. This rapid growth may result in unexpected financial and operating problems, including problems in the loan portfolio due to its unseasoned nature, and turnover or rapid increases in members of management and staff, which may affect the value of Bancshares of Florida’s shares. The recent addition of Bristol Bank in August 2006, Bank of Florida—Tampa Bay in November 2004, and the proposed Boca Raton-based de novo bank to replace the current branch office of Bank of Florida—Southeast, may add additional pressures to internal control systems, and financial and operating success will depend in large part on the success in integrating these operations. In addition, if loan and asset growth continues at its current pace, it may be difficult for Bancshares of Florida and its subsidiaries to retain their “well capitalized” designations with the Federal Deposit Insurance Corporation. If Bancshares of Florida or one of its subsidiary banks falls below being “well capitalized” to “adequately capitalized,” Bancshares of Florida may sell participations in some loans in order to decrease the amount of its assets. This could result in lower earnings due to retaining a lower level of earning assets.

Bancshares of Florida’s growth strategy may not be successful.

As a strategy, Bancshares of Florida has sought to increase the size of its franchise through rapid growth and by aggressively pursuing business development opportunities. Bancshares of Florida can provide no assurance that it will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms and expanding its asset base while managing the costs and implementation risks associated with this growth strategy. There can be no assurance that any further expansion will be profitable or that Bancshares of Florida will continue to be able to sustain its historical rate of growth, either through internal growth or through other successful expansions of its banking markets, or that it will be able to maintain capital sufficient to support continued growth.

Losses from loan defaults may exceed the allowance Bancshares of Florida establishes for that purpose, which will have an adverse effect on business.

If a significant number of loans are not repaid, it would have an adverse effect on Bancshares of Florida earnings and overall financial condition. Like all financial institutions, Bancshares of Florida maintains an allowance for loan losses to provide for losses inherent in the loan portfolio. The allowance for loan losses reflects management’s best estimate of probable losses in the loan portfolio at the relevant balance sheet date. This evaluation is primarily based upon a review of Bancshares of Florida and the banking industry’s historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors. However, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, the allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect earnings.

Bancshares of Florida’s loan portfolio would be impaired if real estate values in its target markets decline.

A significant portion of Bancshares of Florida’s loan portfolio consists of loans secured by real estate located in the Collier/Lee County markets, this concentration will increase upon completion of the merger with Old Florida. Bancshares of Florida has also been generating a significant amount of real estate-secured loans in its Broward/Palm Beach County and Hillsborough County markets. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions; fluctuations in interest rates and the availability of loans to potential purchasers; changes in the tax laws and other governmental statutes, regulations and policies; and acts of nature. If real estate prices decline in any of these markets, the value of the real estate collateral securing loans could be reduced. Such a reduction in the value of Bancshares of Florida’s collateral could increase the number of non-performing loans and adversely affect its financial performance.

Bancshares of Florida’s subsidiaries face strong competition in their market areas that may limit their asset growth and profitability.

Bancshares of Florida’s primary market areas are the urban areas in Southeast and Southwest Florida, as well as the Tampa Bay area. The banking business in these areas is extremely competitive, and the level of competition may increase further, which may limit asset growth and profitability. Each of Bancshares of Florida’s subsidiaries experiences competition in both lending and attracting funds from other banks, savings institutions, and non-bank financial institutions located within its market area, many of which are significantly larger institutions. Non-bank competitors competing for deposits and deposit type accounts include mortgage bankers and brokers, finance companies, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, the subsidiary banks encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

If adverse economic conditions in target markets exist for a prolonged period, financial results could be adversely affected.

Bancshares of Florida’s success depends in large part on economic conditions in Southeast and Southwest Florida, as well as the Tampa Bay area. A prolonged economic downturn or recession in these markets could increase nonperforming assets, which would result in operating losses, impaired liquidity and the erosion of capital. A variety of factors could cause such an economic dislocation or recession, including adverse developments in the industries in these areas such as tourism, or natural disasters such as hurricanes, floods or tornadoes, or additional terrorist activities.

Bancshares of Florida and its subsidiaries operate in an environment highly regulated by state and federal government; changes in federal and state banking laws and regulations could have a negative impact on Bancshares of Florida’s business.

As a bank holding company, Bancshares of Florida is regulated primarily by the Federal Reserve Board. Bancshares of Florida’s subsidiary banks are regulated primarily by the Florida Office of Financial Regulation and the Federal Deposit Insurance Corporation. Federal and various state laws and regulations govern numerous aspects of bank operations, including:

•	Adequate capital and financial condition;

•	Permissible types and amounts of extensions of credit and investments;

•	Permissible non-banking activities; and

•	Restrictions on dividend payments.

Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Bancshares of Florida and its subsidiaries also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Bancshares of Florida may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators’ judgments of the banking regulatory agencies, based on information available to them at the time of their examination.

Regulatory action could severely limit future expansion plans.

To carry out some expansion plans, Bancshares of Florida is required to obtain permission from the Federal Reserve Board, the FDIC and the Florida Office of Financial Regulation. Applications for the formation of new banks and the acquisition of existing banks are submitted to the state and appropriate federal bank regulatory agencies for their approval. The future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Bancshares of Florida, its current subsidiaries and future new start-up banks, which could limit its ability to increase revenue.

Investors may face dilution resulting from the issuance of common stock in the future.

Bancshares of Florida can issue common stock up to the number of authorized shares set forth in its Articles of Incorporation. Bancshares of Florida’s Board of Directors may determine from time to time a need to obtain additional capital through the issuance of additional shares of common stock or other securities, subject to limitations imposed by Nasdaq and the Federal Reserve Board. There can be no assurance that such shares can be issued at prices or on terms better than or equal to the terms obtained by current shareholders. The issuance of any additional shares of common stock in the future may result in a reduction of the book value or market price, if any, of the then-outstanding common stock. Issuance of additional shares of common stock will reduce the proportionate ownership and voting power of existing shareholders.

Shares of Bancshares of Florida preferred stock may be issued in the future which could materially adversely affect the rights of the holders of its common stock.

Pursuant to Bancshares of Florida’s Articles of Incorporation, Bancshares of Florida has the authority to issue additional series of preferred stock and to determine the designations, preferences, rights and qualifications or restrictions of those shares without any further vote or action of the shareholders. The rights of the holders of Bancshares of Florida’s common stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued by Bancshares of Florida in the future.

Bancshares of Florida common stock is not an insured bank deposit and is subject to market risk.

Shares of Bancshares of Florida common stock are not deposits, savings accounts or other obligations of it, its subsidiaries or any other depository institution, are not guaranteed by it or any other entity, and are not be insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Bancshares of Florida may need additional capital in the future and this capital may not be available when needed or at all.

Bancshares of Florida may need to incur additional debt or equity financing in the near future to fund future growth and meet capital needs. Bancshares of Florida cannot assure you that such financing will be available to it on acceptable terms or at all. If Bancshares of Florida is unable to obtain future financing, it may not have the resources available to fund planned growth.

Bancshares of Florida has not paid dividends in the past and is restricted in its ability to pay dividends to its shareholders.

Bancshares of Florida has not paid any cash dividends on common stock to date and does not intend to pay cash dividends in the foreseeable future. Bancshares of Florida intends to retain earnings to finance operations and expand business. Therefore, any gains from your investment in Bancshares of Florida common stock must come from an increase in its market price.

In addition, Bancshares of Florida is a holding company with no independent sources of revenue and would likely rely upon cash dividends and other payments from its subsidiaries to fund any cash dividends that it decides to pay to its shareholders. Payment of dividends by Bancshares of Florida’s subsidiaries may be prohibited by certain regulatory restrictions.

There are substantial regulatory limitations on ownership of Bancshares of Florida common stock and changes of control.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring 10% or more (5% if the acquirer is a bank holding company) of any class of Bancshares of Florida’s voting stock or obtaining the ability to control in any manner the election of a majority of its directors, or otherwise directing management or policies without prior notice or application to and the approval of the Federal Reserve Board.

Although publicly traded, Bancshares of Florida common stock has substantially less liquidity than the average trading market for a stock quoted on the Nasdaq Global Market, and the price may fluctuate in the future.

Although Bancshares of Florida’s common stock is listed for trading on the Nasdaq Global Market, the trading market in the common stock has substantially less liquidity than the average trading market for companies quoted on the Nasdaq Global Market. As of September 30, 2006, the average daily trading volume of Bancshares of Florida common stock in 2006 was 17,422 shares. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of Bancshares of Florida common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Bancshares of Florida has no control.

The market price of Bancshares of Florida common stock may fluctuate in the future, and these fluctuations may be unrelated to its performance. General market price declines or overall market volatility in the future could adversely affect the price of Bancshares of Florida common stock, and the current market price may not be indicative of future market prices.

FORWARD-LOOKING STATEMENTS

Bancshares of Florida and its representatives may from time to time make written or oral statements that are “forward-looking” and provide other than historical information, including statements contained in this Joint Proxy Statement/Prospectus, its other filings with the Securities and Exchange Commission or in communications to its shareholders. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

In some cases, Bancshares of Florida has identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expects,” “should,” “could,” “may,” “will continue to,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. These forward-looking statements are based on Bancshares of Florida management’s current views and assumptions regarding future events, future business conditions and the outlook for Bancshares of Florida based on currently available information. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. Bancshares of Florida cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Bancshares of Florida has identified in the “Risk Factors” section above important factors that could affect its financial performance and could cause its actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. Bancshares of Florida, Inc. does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

BANCSHARES OF FLORIDA’S SPECIAL MEETING OF STOCKHOLDERS

General

This Joint Proxy Statement/Prospectus is being furnished to Bancshares of Florida’s shareholders in connection with the solicitation of proxies by Bancshares of Florida’s Board of Directors to be used at the Special Meeting of shareholders to be held on December 20, 2006 at 4:30 p.m., local time, at the main office, 1185 Immokalee Road, Naples, Florida 34110, and at any adjournment of that meeting. This document and the enclosed Proxy Card or voting instruction form are being sent to Bancshares of Florida’s shareholders on or about November 14, 2006. At the Special Meeting, Bancshares of Florida shareholders will be asked to approve three proposals:

♦	Approval of the issuance of shares of Bancshares of Florida common stock in connection with the merger of Old Florida Bankshares, Inc. with and into Bancshares of Florida pursuant to an Agreement and Plan of Merger, which is discussed in greater detail under the heading “THE MERGER”;

♦	Approval of an Amendment to Bancshares of Florida’s Restated Articles of Incorporation whereby the corporate name shall be changed to Bank of Florida Corporation which is discussed in greater detail under the heading “AMENDMENT OF BANCSHARES OF FLORIDA’S ARTICLES OF INCORPORATION”; and

♦	The adjournment of the Special Meeting to solicit additional proxies in the event there are insufficient votes to approve the other proposals, which is discussed in greater detail under “ADJOURNMENT OF THE SPECIAL MEETINGS.”

Shareholders are being asked to approve the issuance of shares of Bancshares of Florida common stock in connection with the merger because that many shares exceeds 20% of the outstanding shares of Bancshares of Florida common stock and Nasdaq rules require approval of such an amount of stock in a merger. Furthermore, Florida law requires that shareholders approve amendments to a company’s Articles of Incorporation when such amendments change the company’s corporate name. Shareholder approval for adjournment of the Special Meeting is being sought in case Bancshares of Florida does not obtain enough votes to approve the other two proposals.

Record Date and Voting

Bancshares of Florida’s Board of Directors has fixed the close of business on October 27, 2006 as the record date for determining the holders of shares of Bancshares of Florida common stock entitled to receive notice of and to vote at the Special Meeting. Only holders of record of shares of Bancshares of Florida common stock at the close of business on that date will be entitled to vote at the Special Meeting and at any adjournment of that meeting. At the close of business on the record date, there were 9,566,853 shares of Bancshares of Florida common stock outstanding, held by approximately 429 holders of record.

Each Bancshares of Florida shareholder is entitled to one vote for each share held of record upon each matter considered at the Special Meeting and at any adjournment of that meeting. In order for Bancshares of Florida to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of Bancshares of Florida common stock entitled to vote at the Special Meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a Proxy Card or voting instruction form that is received at or prior to the Special Meeting (and not revoked as described below).

If your Proxy Card or voting instruction form is properly executed and received by Bancshares of Florida in time to be voted at the Special Meeting, the shares represented by your Proxy Card or voting instruction form will be voted in accordance with your instructions. If you select the “abstain” box on your Proxy Card or voting instruction form, your shares will be counted as present for purposes of determining whether a quorum is present, but will not have any effect on the outcome of the vote on the proposal to approve of the issuance of Bancshares of Florida common stock in connection with the merger or adjournment, and will effectively act as votes against the amendment of the Articles of Incorporation. If you execute your proxy but do not provide Bancshares of Florida with voting instructions, your shares will be voted “FOR” the approval of the issuance of Bancshares of Florida common stock in connection with the merger, “FOR” the approval of the amendment to the Articles of Incorporation, and “FOR” any adjournment of the Special Meeting if necessary to solicit additional proxies.

If your shares are held in “street name” by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, and these broker non-votes will not have any effect on the outcome of the vote on the proposal to approve of the issuance of Bancshares of Florida common stock in connection with the merger or adjournment, and will effectively act as votes against the amendment of the Articles of Incorporation.

Vote Required

Both approval of the issuance of Bancshares of Florida common stock as contemplated by the Merger Agreement and the adjournment of the Special Meeting require the affirmative vote of a majority of the votes cast on that proposal at the Special Meeting. The amendment of Bancshares of Florida’s Articles of Incorporation to change the corporate name to “Bank of Florida Corporation” requires the affirmative vote of a majority of the shares of Bancshares of Florida common stock outstanding on the record date.

As of the record date:

➢	Bancshares of Florida directors and executive officers beneficially owned 1,074,767 shares of Bancshares of Florida common stock, representing approximately 11.23% of the outstanding shares; and

➢	Bank of Florida—Southwest directors and executive officers who do not hold similar positions with Bancshares of Florida beneficially owned 77,073 shares of Bancshares of Florida common stock, representing approximately 0.81% of the outstanding shares.

Each of those directors and executive officers has entered into an agreement to vote his or her shares “FOR” the issuance of Bancshares of Florida common stock in connection with the merger and we expect them to honor such agreements. In addition, each of them has indicated his or her intent to vote “FOR” the amendment of the Articles of Incorporation and “FOR” adjournment of the Special Meeting, although none of them has entered into any agreement requiring him or her to do so.

Revocability of Proxies

The presence of a Bancshares of Florida shareholder at the Special Meeting will not automatically revoke that shareholder’s proxy. However, a shareholder may revoke a proxy at any time prior to its exercise by:

•	submitting a written revocation to Bancshares of Florida’s corporate secretary that is received prior to the meeting;

•	submitting another proxy that is dated later than the original proxy and that is received prior to the meeting;

•	attending the Special Meeting and voting in person if your shares of Bancshares of Florida common stock are registered in your name rather than in the name of a broker, bank or other nominee; or

•	following the instructions on the voting instruction form that you receive from your broker, bank or other nominee with respect to changing or revoking your proxy.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Bancshares of Florida may solicit proxies for the Special Meeting from shareholders personally or by telephone and other electronic means. However, they will not be paid for soliciting such proxies. Bancshares of Florida also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. Bancshares of Florida has also made arrangements with Regan & Associates, Inc. to assist in soliciting proxies and has agreed to pay it $10,000, for these services.

Beneficial Stock Ownership of Certain Shareholders, Directors and Executive Officers

The following table contains information regarding the only shareholder known to us to be a beneficial owner of 5% or more of the outstanding shares of Bancshares of Florida common stock as of September 30, 2006.

Name and Address of Beneficial Owner	Number of Shares		Percent of Class
Ashford Capital Management, Inc. PO Box 4172 Wilmington, Delaware 19807	479,300	(1)	5.01%

(1)	As disclosed in a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2006.

The following table contains information regarding the current beneficial ownership of Bancshares of Florida common stock of each of its directors and non-director executive officers as of September 30, 2006. The percentage of shares held by each person reflects the number of shares that person currently owns, plus the number of shares that person has the right to acquire through the exercise of stock options or warrants which are exercisable within 60 days of the record date. Information concerning these individuals is incorporated herein by reference from Bancshares of Florida’s Proxy Statement on Schedule 14A related to the 2006 Annual Meeting of Shareholders and filed with the SEC on April 21, 2006.

Name and Address	Number of Shares Owned(1)	Right to Acquire(2)	% of Beneficial Ownership(3)
Donald R. Barber, Naples, Florida	56,600	16,277	0.76%
Joe B. Cox, Naples, Florida	53,846	23,333	0.81
Patricia L. Frost, Miami Beach, Florida	90,246	—	0.94
Earl L. Frye, Naples, Florida	74,750	28,994	1.08
Sharon I. Hill, Naples, Florida	—	4,000	*	(4)
H. Wayne Huizenga, Jr., Ft. Lauderdale, Florida	75,000	14,145	0.93
John B. James, Naples, Florida	33,034	39,633	0.76
LaVonne Johnson, Marco Island, Florida	264,410	21,069	2.98
Edward Kaloust, Tampa, Florida	23,585	10,854	0.36
Tracy L. Keegan, Naples, Florida	1,500	—	*	(4)
Michael L. McMullan, Naples, Florida	21,084	107,500	1.33
Harry K. Moon, MD, Ft. Lauderdale, Florida	30,042	19,334	0.52
Michael T. Putziger, Boston, Massachusetts	139,010	7,416	1.53
Richard Rochon, Boca Raton, Florida	10,000	8,605	0.19
Ramon A. Rodriguez, Ft. Lauderdale, Florida	19,610	19,255	0.41
Craig D. Sherman, Naples, Florida	5,610	32,500	0.40
Terry W. Stiles, Ft. Lauderdale, Florida	176,440	16,450	2.01

All Directors and Executive Officers as a Group (17 individuals)	1,074,767	369,365	14.54

(1)	Includes shares for which the named person:
•	has sole voting and investment power;
•	has shared voting and investment power; or
•	holds in an IRA or other retirement plan program.
(2)	Includes shares that may be acquired by exercising stock options and/or warrants exercisable within 60 days of the record date.
(3)	The determination of “beneficial ownership” of our common stock is based upon Rule 13d-3 under the Securities Exchange Act of 1934, which provides that shares will be deemed to be “beneficially owned” where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of shares.
(4)	Less than 0.01%.

OLD FLORIDA’S SPECIAL MEETING OF STOCKHOLDERS

General

In addition to serving as a Prospectus for the shares of Bancshares of Florida common stock to be issued in the merger, this Joint Proxy Statement/Prospectus is also being furnished to Old Florida’s shareholders in connection with the solicitation of proxies by Old Florida’s Board of Directors to be used at the Special Meeting of shareholders to be held on December 18, 2006 at 4:30 p.m., local time, at the main office, 6321 Daniels Parkway, Ft. Myers, Florida 33912, and at any adjournment of that meeting. This document and the enclosed Proxy Card or voting instruction form are being sent to Old Florida’s shareholders on or about November 14, 2006. At the Special Meeting, Old Florida’s shareholders will be asked to approve two proposals:

♦	Approval of an Agreement and Plan of Merger whereby Old Florida will be merged with and into Bancshares of Florida, which is discussed in greater detail under the heading “THE MERGER”; and

♦	The adjournment of the Special Meeting to solicit additional proxies in the event there are insufficient votes to approve the other proposal, which is discussed in greater detail under “ADJOURNMENT OF THE SPECIAL MEETINGS.”

Shareholders are being asked to approve the Merger Agreement because Florida law requires such approval for a company to merge, if it is not to be the surviving corporation. Shareholder approval for adjournment of the Special Meeting is being sought in case Old Florida does not obtain enough votes to approve the Merger Agreement.

Record Date and Voting

Old Florida’s Board of Directors has fixed the close of business on October 27, 2006 as the record date for determining the holders of shares of Old Florida common stock entitled to receive notice of and to vote at the Special Meeting. Only holders of record of shares of Old Florida common stock at the close of business on that date will be entitled to vote at the Special Meeting and at any adjournment of that meeting. At the close of business on the record date, there were 2,010,974 shares of Old Florida common stock outstanding, held by approximately 259 holders of record.

Each Old Florida shareholder is entitled to one vote for each share held of record upon each matter considered at the Special Meeting and at any adjournment of that meeting. In order for Old Florida to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of Old Florida common stock entitled to vote at the Special Meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a Proxy Card or voting instruction form that is received at or prior to the Special Meeting (and not revoked as described below).

If your Proxy Card or voting instruction form is properly executed and received by Old Florida in time to be voted at the Special Meeting, the shares represented by your Proxy Card or voting instruction form will be voted in accordance with your instructions. If you select the “abstain” box on your Proxy Card or voting instruction form, your shares will be counted as present for purposes of determining whether a quorum is present but will effectively act as votes against the approval of the Merger Agreement. If you execute your proxy but do not provide Old Florida with voting instructions, your shares will be voted “FOR” the approval of Merger Agreement and “FOR” any adjournment of the Special Meeting if necessary to solicit additional proxies.

If your shares are held in “street name” by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, and these broker non-votes will effectively act as votes against the Merger Agreement and will have no effect on the adjournment proposal.

Vote Required

The approval of the Merger Agreement requires the affirmative vote of a majority of the shares of Old Florida common stock outstanding on the record date and the adjournment of the Special Meeting requires the affirmative vote of a majority of the votes cast on that proposal at the Special Meeting.

As of the record date Old Florida and Old Florida Bank directors and executive officers beneficially owned 526,172 shares of Old Florida common stock, representing approximately 26% of the outstanding shares. Each of those directors and executive officers has entered into an agreement to vote his or her shares “FOR” the issuance of Old Florida common stock in connection with the merger and we expect them to honor such agreements. The obligation of the individuals to vote for the Merger is subject to their fiduciary duties. In addition, the voting agreements automatically terminate upon termination of the Merger Agreement or upon both: (i) the withdrawal of Old Florida’s Board of Directors’ recommendation that Old Florida’s shareholders approve the Merger Agreement; and (ii) the payment of the $4.0 million termination fee discussed under “Waiver, Amendment and Termination.” Each of our directors and executive officers has indicated his or her intent to vote “FOR” the adjournment of the Special Meeting, although none of them has entered into any agreement requiring him or her to do so.

Revocability of Proxies

The presence of an Old Florida shareholder at the Special Meeting will not automatically revoke that shareholder’s proxy. However, a shareholder may revoke a proxy at any time prior to its exercise by:

•	submitting a written revocation to Old Florida’s corporate secretary that is received prior to the meeting;

•	submitting another proxy that is dated later than the original proxy and that is received prior to the meeting;

•	attending the Special Meeting and voting in person if your shares of Old Florida common stock are registered in your name rather than in the name of a broker, bank or other nominee; or

•	following the instructions on the voting instruction form that you receive from your broker, bank or other nominee with respect to changing or revoking your proxy.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Old Florida may solicit proxies for the Special Meeting from shareholders personally or by telephone and other electronic means. However, they will not be paid for soliciting such proxies. Old Florida also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions.

Beneficial Stock Ownership of Directors and Executive Officers

The following table contains information regarding the current beneficial ownership of Old Florida common stock of each director and non-director executive officer as of the record date. The percentage of shares held by each person reflects the number of shares that person currently owns, plus the number of shares that person has the right to acquire through the exercise of stock options or warrants which are exercisable within 60 days of the record date. To the best of Old Florida’s knowledge, no other shareholder beneficially owns 5% or more of the outstanding shares of Old Florida common stock.

Name and Address	Number of Shares Owned(1)	Right to Acquire(2)	% of Beneficial Ownership(3)
Charles C. Budschu, Ft. Myers, Florida	35,000	10,516	2.25%
Joseph E. D’Jamoos, Naples, Florida	35,000	10,516	2.25%
Frank H. Galeana, Naples, Florida	232,000	45,171	13.48%
Elmo J. Hurst, Bonita Springs, Florida	81,090	24,741	5.20%
Karl L. Johnson, N. Ft. Myers, Florida	22,000	9,056	1.54%
Larry W. Johnson, Ft. Myers, Florida	21,250	35,896	2.83%
Pierce T. Neese, Woodstock, Georgia	76,272	—	3.79%
William L. McDaniel, Jr., Naples, Florida	20,460	—	1.02%
Nicholas J. Panicaro, Cape Coral, Florida	3,100	17,500	1.02%

All Directors and Executive Officers as a Group (Nine individuals)	526,172	153,396	31.40%

(1)	Includes shares for which the named person:
•	has sole voting and investment power;
•	has shared voting and investment power; or
•	holds in an IRA or other retirement plan program.
(2)	Includes shares that may be acquired by exercising stock options and/or warrants exercisable within 60 days of the record date.
(3)	The determination of “beneficial ownership” of our common stock is based upon Rule 13d-3 under the Securities Exchange Act of 1934, which provides that shares will be deemed to be “beneficially owned” where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of shares.

THE MERGER OF OLD FLORIDA WITH AND INTO BANCSHARES OF FLORIDA

DISCLOSURES RELEVANT TO

PROPOSAL I AT BOTH OLD FLORIDA’S AND BANCSHARES OF FLORIDA’S SPECIAL MEETINGS

The following information describes material aspects of the proposed transaction by which Old Florida will be merged with and into Bancshares of Florida, and by which the operations of Old Florida Bank, a wholly-owned subsidiary of Old Florida will be combined with those of Bancshares of Florida’s wholly owned subsidiary, Bank of Florida—Southwest, pursuant to the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference in its entirety and is attached as Appendix A to this Joint Proxy Statement/Prospectus.

The Merger Agreement contains representations and warranties that Bancshares of Florida and Old Florida made to each other. These representations and warranties were made as of specific dates, and are qualified by information in confidential disclosure schedules that the companies exchanged upon signing the Merger Agreement. While neither company believes that the disclosure schedules contain information that the securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, the Merger Agreement is included in this Joint Proxy Statement/Prospectus only to provide Bancshares of Florida shareholders and Old Florida shareholders with information regarding the terms of the Merger Agreement, and you should not rely on the representations and warranties as characterizations of the actual state of facts, because they are modified by the disclosure schedules. The disclosure schedules may contain information that was included in Bancshares of Florida’s or Old Florida’s prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in each of Bancshares of Florida’s and Old Florida’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the information that is contained in, or incorporated by reference into, this Joint Proxy Statement/Prospectus.

General

At the effective time of the merger, pursuant to the terms of the Merger Agreement, Old Florida will be merged with and into Bancshares of Florida and the operations of Old Florida Bank will be combined with Bank of Florida—Southwest’s operations. We currently expect that the merger will be completed in the first quarter of 2007, subject to satisfaction of all of the conditions to closing contained in the Merger Agreement. Completion of the merger could be delayed, however, if there is a delay in satisfying any of the conditions to the merger. Therefore, there can be no assurances as to whether, or when, Bancshares of Florida and Old Florida will meet all such conditions and complete the merger.

Consideration

As consideration for the merger, shareholders of Old Florida common stock will receive $38.50 in cash or 1.7915 shares of Bancshares of Florida common stock for each share of Old Florida common stock which they own. Old Florida shareholders will be permitted to elect the form of consideration they will receive: (i) all stock; (ii) all cash; or (iii) a combination of stock and cash.

All cash elections (including the cash portions of combination elections) will be subject to a redesignation procedure designed to ensure that no more than $16,500,000 in total cash consideration is paid to Old Florida shareholders and the holders of Old Florida stock options and stock warrants. Assuming no options or warrants are exercised between the date of this Joint Proxy Statement/Prospectus and the effective date of the merger, we have estimated that $5,180,260 will be paid to option and warrant holders, thereby reducing the amount of cash available to Old Florida shareholders to $11,319,740. Such amount would be sufficient for Bancshares to pay cash consideration for 294,019 shares, or 14.62%, of the 2,010,974 shares of Old Florida common stock which are currently outstanding.

If the total amount of cash elected by Old Florida shareholders combined with the cash due to Old Florida option and warrant holders exceeds $16,500,000, Bancshares of Florida will redesignate a pro rata portion of each cash election (and of the stock portion number of each cash election) so that such portion is treated as a stock election.

Assuming the maximum amount of cash consideration is paid to Old Florida’s shareholders and that no Old Florida shareholders perfect their appraisal rights, upon consummation of the merger, former Old Florida shareholders will own approximately 3,075,925 shares of Bancshares of Florida common stock or 24.34% of the shares of Bancshares of Florida common stock which will be outstanding after the merger.

Price Protection for Old Florida Shareholders

The exchange ratio used to determine the number of shares of Bancshares of Florida common stock was fixed at 1.7915 at the time the parties entered into the Merger Agreement. Therefore, the value of the stock consideration to be received by Old Florida shareholders will fluctuate based on changes in the market price of Bancshares of Florida common stock. To protect Old Florida’s shareholders from a severe devaluation of the stock consideration, the Merger Agreement contains a price protection mechanism.

Old Florida may terminate the Merger Agreement at any time during the five-day period following the “determination date” (as defined in the Merger Agreement), if:

(a)	the average closing price of a share of Bancshares of Florida common stock during the 20 consecutive trading days prior to the determination date is less than $18.26; and

(b)	such average closing price divided by $21.49, is less than:

(i)	the previously agreed upon value of an index of ten regional bank holding companies divided by the value of that index on the determination date;

(ii)	minus 0.15.

However, Old Florida may not exercise its right to terminate the Merger Agreement if Bancshares of Florida agrees to increase the amount of stock consideration, so that the conditions described in (a) and (b) above are no longer met following such increase.

No Fractional Shares of Bancshares of Florida

Bancshares of Florida will not issue any fractional shares in the merger. Instead, holders of Old Florida common stock otherwise entitled to receive fractional shares of Bancshares of Florida common stock will receive a cash payment in an amount determined by multiplying the fraction of a share of Bancshares of Florida common stock otherwise issuable by $38.50.

Election of Consideration and Tender of Stock Certificates

Each Old Florida shareholder will be sent a form of election and Letter of Transmittal, at least 20 business days prior to the closing of the merger. Old Florida shareholders are to use the form of election to indicate whether they wish to receive stock consideration, cash consideration, or a combination thereof. The Letter of Transmittal will contain instructions on where to remit Old Florida common stock certificates. Although the Merger Agreement provides for a bifurcated election and certificate tender process, the parties have waived such requirement and agreed to streamline the process based on advice received from the exchange agent, Registrar and Transfer Company.

To be effective, a form of election and Letter of Transmittal must be properly completed, signed and submitted to Bancshares of Florida within 15 days of the date the forms and letters are originally mailed. Bancshares of Florida will have the discretion to determine whether forms of election have been properly completed, signed and submitted. A holder of Old Florida common stock who does not properly and timely submit a form of election and Letter of Transmittal shall be deemed to have made a cash election.

Old Florida stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration. No merger consideration will be delivered to a former Old Florida shareholder until that shareholder tenders his or her Old Florida stock certificates. Until you surrender your stock certificates for exchange, you will not be paid dividends or other distributions declared after the merger with respect to any Bancshares of Florida common stock into which your Old Florida shares have been converted. When you surrender your stock certificates, Bancshares of Florida will pay any unpaid dividends or other distributions, without interest.

None of Bancshares of Florida, Old Florida, or any other person will be liable to any former holder of Old Florida common stock for any amount or items properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. If an Old Florida common stock certificate has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon compliance with the conditions reasonably imposed by the exchange agent. These conditions will include a requirement that the shareholder provide a lost instruments indemnity bond in form, substance and amount reasonably satisfactory to the exchange agent and Bancshares of Florida.

Payment of Stock Options and Stock Warrants

All vested or unvested stock options and stock warrants held by Old Florida directors, officers or other individuals as of the effective time of the merger will be converted into the right to receive a cash payment equal to the difference between the exercise price and $38.50. As of the date of this Joint Proxy Statement/Prospectus, Old Florida had outstanding options or warrants to acquire 189,337 shares of Old Florida common stock at a weighted average exercise price of $11.14 per share. Therefore, Bancshares of Florida will pay to Old Florida’s stock and option holders approximately $5,180,260, assuming no options or warrants are exercised prior to consummation of the merger.

Background of the Merger

From time to time over the past few years, during regularly scheduled Board of Directors meetings, the directors of Old Florida discussed the business and prospects of Old Florida, conditions in the business and community banking market in Florida, and the merger activity among financial institutions in the state.

On September 19, 2005, the Old Florida Board met for a general discussion of Old Florida’s strategic alternatives addressing potential growth strategies, market and product positioning and the potential sale of Old Florida. On November 21, 2005, the Board approved a motion to explore the possibility of a sale and decided to hire Hovde to assist them in their strategic analysis. On January 6, 2006, Hovde and Old Florida signed an engagement letter.

As a part of its engagement, Hovde discussed with Old Florida the timing and process for the marketing of Old Florida and additional information regarding the banking industry and market conditions in general. Hovde also discussed financial institutions that, in its opinion, could have an interest in acquiring Old Florida and had the necessary financial resources to carry out the transaction and to obtain regulatory approvals. While not making a final decision whether to pursue any business combination transaction, Old Florida did authorize Hovde to solicit indications of interest that might warrant serious consideration and potentially result in an agreement to merge or Old Florida otherwise being acquired. From February to April 2006, Hovde, with the assistance of Old Florida’s management, performed a due diligence review of Old Florida and completed a detailed offering memorandum to be distributed to potential buyers. Hovde also advised Old Florida that Hovde would begin the marketing process shortly thereafter.

After a thorough review of potential buyers, Hovde identified twenty-six parties to be contacted. Sixteen of these potential buyers expressed interest and received the confidential offering memorandum containing detailed information about Old Florida. On June 28, 2006 Hovde reported to members of Old Florida’s Board of Directors that six institutions had submitted preliminary indications of interest, of which two were written and four verbal. Hovde briefly reviewed each of these proposals, specifically focusing on the two written proposals (which were also the two highest indications of price) including the financial terms of each proposal, the business, operations and prospects of each bidder, and the financial terms of other business combinations in the banking industry. Bancshares of Florida’s offer represented one of the two written indications of interest and provided for a range of $37.50 to $38.50 per fully diluted share. Upon review of the initial indications of interest, Old Florida’s Board concluded that Bancshares of Florida’s proposal was superior to the others and that Old Florida’s Board was in support of exclusively negotiating with Bancshares.

During July and August 2006, Old Florida representatives and Bancshares of Florida representatives discussed the background, philosophies and corporate culture of the two companies, their strategic directions, their possible interest in pursuing a strategic combination, and other issues. The parties also conducted “due diligence” reviews of each other and discussed the parameters relating to a possible transaction between them, including integration issues, non-compete agreements, consulting and retention agreements, and regulatory and compliance issues. Concurrently, Hovde, counsel to Old Florida, and representatives of Old Florida and Bancshares of Florida negotiated the terms of the Merger Agreement. This per share consideration was subsequently modified to $38.50 per fully diluted share.

On August 21, 2006, Old Florida’s Board of Directors held a special meeting at which representatives of Hovde and counsel to Old Florida participated. Hovde and counsel to Old Florida briefed Old Florida’s Board of Directors on the results of final negotiations concerning the Merger Agreement and related matters. Old Florida’s legal counsel reviewed generally for Old Florida’s Board the fiduciary obligations of directors in the sale of financial institutions. Old Florida’s Board of Directors discussed, among other matters, the proposed terms of the merger, including financial terms. Specifically, Old Florida’s Board of Directors discussed the structure of the transaction, merger consideration terms, the representations, warranties and covenants of the parties and certain non-financial issues. Old Florida’s Board of Directors reviewed the most recent drafts of the Merger Agreement and ancillary documents. During the meeting, Hovde advised the Board that it was of the opinion, which opinion was subsequently confirmed in writing, that as of that date and based on and subject to the procedures followed, assumptions made, matters considered and limitations on review described in its opinion, that the per share consideration to be received by Old Florida’s shareholders under the Merger Agreement is fair from a financial point of view. See “Opinion of Old Florida’s Financial Advisor.” Finally, the Board of Directors was updated on the status of certain employment related discussions between senior officers of Old Florida and Bancshares of Florida.

On August 24, 2006, the Board of Directors of Old Florida met again for an update on the resolution of remaining open items. Following these discussions, Old Florida’s Board of Directors unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement. Old Florida’s Board of Directors authorized Old Florida’s officers to execute the Merger Agreement upon receiving confirmation that Bancshares of Florida’s Board of Directors had approved the Merger Agreement and the transactions contemplated by the Merger Agreement.

On August 28, 2006, Raymond James presented its report concerning the merger to the Board of Directors at its meeting and management presented the Merger Agreement. At that meeting, the Board approved the Merger Agreement and management executed the agreement later that day. Later that date, Old Florida and Bancshares signed the Merger Agreement. On August 29, 2006, the parties issued a joint press release publicly announcing the merger.

Old Florida’s Reasons for Entering into the Merger Agreement

The Old Florida Board of Directors, with the assistance of its financial advisor, evaluated the financial, market and other considerations bearing on the decision to recommend the merger. The terms of the merger, including the exchange ratio, are a result of arm’s-length negotiations between the representatives of Old Florida and Bancshares of Florida. In reaching its conclusion that the transaction is in the best interest of Old Florida and its shareholders, the Old Florida Board of Directors carefully considered the following material factors:

•	the exchange ratio of the proposed merger.

•	a comparison of the terms of the proposed merger with comparable transactions.

•	information concerning the business, financial condition, results of operations and prospects of Old Florida and Bancshares of Florida.

•	competitive factors and trends towards consolidation in the banking industry.

•	the review by the Old Florida Board of Directors with its financial advisor of the consideration to be received by Old Florida shareholders in the merger.

•	the opinion rendered by Hovde to the Old Florida Board of Directors that the consideration to be received by the shareholders of Old Florida under the Merger Agreement is fair to the Old Florida shareholders from a financial perspective.

•	alternatives to the merger, including continuing to operate Old Florida as an independent banking organization.

•	the value to be received by the Old Florida shareholders in the merger in relation to the historical book value, earnings and dividends per share of Old Florida common stock.

The Old Florida Board of Directors believes that by becoming part of a larger organization with greater resources, Old Florida will be able to expand more rapidly, serve its customers and communities better and provide a broad array of services that will be competitive in the Southwest Florida area.

While each member of the Old Florida Board of Directors individually considered the foregoing and other factors, the Board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Old Florida Board of Directors collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of Old Florida’s shareholders.

Opinion of Old Florida’s Financial Advisor

General. On January 6, 2006, Old Florida retained Hovde to provide its financial services to Old Florida including a potential sale of Old Florida. Hovde has delivered to the Board of Directors of Old Florida its opinion that based upon and subject to the various considerations set forth in its written opinion dated August 28, 2006, the merger consideration to be paid to the shareholders of Old Florida is fair from a financial point of view as of such date. In requesting Hovde’s advice and opinion, no limitations were imposed by Old Florida upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated August 28, 2006, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix D. Old Florida’s shareholders should read this opinion in its entirety.

Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The Board of Directors of Old Florida selected Hovde to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

Hovde received no fee from Old Florida for performing a financial analysis of the merger and rendering a written opinion to the Board of Directors of Old Florida as to the fairness, from a financial point of view, of the merger to the shareholders of Old Florida. Old Florida has agreed to pay Hovde fees upon the consummation of the merger equal to one and one-half percent of the final value of the transaction with certain adjustments for its services as financial advisor in connection with the merger. Based upon a transaction value of $82.6 million and other considerations, if the merger is consummated Old Florida will pay Hovde approximately $1.2 million for its services. In addition to its fees and regardless of whether the merger is consummated, Old Florida has agreed to reimburse Hovde for its reasonable out-of-pocket expenses. Old Florida has also agreed to indemnify Hovde against any claims, losses and expenses arising out of the merger or Hovde’s engagement that did not arise from Hovde’s gross negligence or willful misconduct.

Hovde’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration, and, as such, does not constitute a recommendation to any shareholder of Old Florida as to how an Old Florida shareholder should vote at the Special Meeting. The summary of the opinion of Hovde set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were discussed in a presentation to the Board of Directors of Old Florida by Hovde. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the Board of Directors of Old Florida, but it does summarize all of the material analyses performed and presented by Hovde.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the Board of Directors of Old Florida and its fairness opinion.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Old Florida and Bancshares of Florida. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde’s analysis of the fairness of the merger consideration, from a financial point of view, to the shareholders of Old Florida. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which Old Florida might engage. In addition, as described above, Hovde’s opinion to the Board of Directors of Old Florida was one of many factors taken into consideration by the Board of Directors of Old Florida in making its determination to approve the merger agreement.

The opinion expressed by Hovde was based on market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including changes affecting the securities markets, the results of operations or material changes in the financial condition of either Old Florida or Bancshares of Florida could materially affect the assumptions used in preparing this opinion.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of Old Florida and Bancshares of Florida and material prepared in connection with the merger, including, among other things, the following:

•	the Merger Agreement and all attachments thereto;

•	certain historical publicly available information concerning Old Florida and Bancshares of Florida;

•	certain internal financial statements and other financial and operating data concerning Old Florida and Bancshares of Florida;

•	certain other information provided to Hovde by members of the senior management of Old Florida for the purpose of reviewing the future prospects of Old Florida, including financial forecasts related to its business, earnings, assets and liabilities;

•	the historical market prices and trading volumes of Old Florida common stock;

•	the nature and terms of recent merger and acquisition transactions to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that Hovde considered relevant; and

•	the pro forma ownership of Bancshares of Florida common stock by the holders of Old Florida Common Stock relative to the pro forma contribution of Old Florida’s assets, liabilities, equity and earnings.

In addition, Hovde:

•	analyzed the pro forma impact of the merger on the combined company’s earnings, consolidated equity capitalization and financial ratios;

•	took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations; and

•	performed such other analyses and considered other factors as it deemed appropriate.

In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information provided to it and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde also assumed the financial forecasts furnished to or discussed with Hovde by Old Florida and Bancshares of Florida were reasonably prepared and reflected the best currently available estimates and judgments of senior management of Old Florida and Bancshares of Florida as to the future financial performance of Old Florida, Bancshares of Florida or the combined company, as the case may be. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of Old Florida.

Premium to Market Analysis Based on Old Florida Historical Trading Valuation. Hovde reviewed the merger consideration premium to Old Florida common stock price at different intervals during the period commencing August 16, 2006, using the 5-day, 10-day, 20-day, 30-day, 45-day, 60-day and 90-day average closing price of Old Florida common stock during such period. Using such average closing prices, Hovde observed that the premium to Old Florida common stock was as follows:

	Old Florida average closing price	Premium to average trading price
Last trading day	$28.01	37.45%
Last 5 Trading Days	$28.45	35.31%
Last 10 Trading Days	$29.00	32.76%
Last 20 Trading Days	$28.86	33.39%
Last 30 Trading Days	$28.38	35.68%
Last 45 Trading Days	$27.83	38.32%
Last 60 Trading Days	$27.67	38.14%
Last 90 Trading Days	$27.59	39.56%

Stock Trading History Analysis. Hovde reviewed the history of the reported trading prices of Old Florida common stock and Bancshares of Florida common stock and the relationship between the movements in the prices of Old Florida common stock and Bancshares of Florida common stock to movements in certain stock indices, including the SNL Bank Index, the Standard & Poor’s 500 Index and the Russell 2000 Index. Hovde noted that during the one year period ended August 16, 2006, Old Florida common stock outperformed each of the indices. Within the same one-year period, Hovde observed that Bancshares of Florida common stock underperformed each of the indices. Hovde concluded by stating that Old Florida common stock outperformed Bancshares of Florida common stock from August 16, 2005 to August 16, 2006.

	Beginning Index Value on August 16, 2005	Ending Index Value on August 16, 2006
Old Florida	100.00%	139.01%
Bancshares of Florida	100.00%	103.38%
SNL Bank Index	100.00%	112.23%
S&P 500 Index	100.00%	106.24%
Russell 2000 Index	100.00%	108.06%

Hovde also noted that during the three year period ended August 16, 2006, both Old Florida common stock and Bancshares of Florida common stock outperformed the three indices. Hovde concluded by stating that Old Florida common stock outperformed Bancshares of Florida common stock from August 16, 2003 to August 16, 2006.

	Beginning Index Value on August 16, 2005	Ending Index Value on August 16, 2006
Old Florida	100.00%	228.65%
Bancshares of Florida	100.00%	221.88%
SNL Bank Index	100.00%	127.30%
S&P 500 Index	100.00%	130.76%
Russell 2000 Index	100.00%	149.90%

Contribution Analysis. Hovde prepared a contribution analysis showing percentages of assets, net loans, deposits and equity at June 30, 2006, and estimated calendar-year 2006 and 2007 net income on GAAP basis that would be contributed to the combined company on a pro-forma basis. These contribution percentages were compared to the approximately 28.65% (as provided by the Merger Agreement) and 33.42% (hypothetically assuming all Old Florida shares were to be converted entirely into Bancshares of Florida common stock) of the pro forma common shares outstanding that holders of Old Florida common stock would own.

	Old Florida (%)	Bancshares (%)
Assets	28.57	66.29
Net Loans	29.49	70.51
Deposits	32.15	67.85
Equity	13.15	81.76
2006 Estimated Net Income	55.90	44.10
2007 Estimated Net Income	49.33	50.67

Analysis of Selected Transactions. As part of its analysis, Hovde reviewed three groups of comparable transactions. The first peer group included transactions, which have occurred since January 1, 2004, that involved target banks on west coast of Florida that had total assets less than $1 billion; this group is referred to as the West Florida Merger Group in this Joint Proxy Statement/Prospectus. This West Florida Merger Group consisted of the following 11 transactions:

Buyer	Seller
Mercantile Bancorp Inc.	Royal Palm Bancorp Inc.
Dickinson Financial Corp. II	Southern Commerce Bank
NBC Capital Corp.	SunCoast Bancorp Inc.
Banc Corp.	Kensington Bankshares Inc.
Stark Bank Group	Pelican Financial Inc.
Alabama National BanCorp.	Florida Choice Bankshares Inc.
Synovus Financial Corp.	Banking Corp. Of FL
Whitney Holding Corp.	First National Bankshares Inc.
First Busey Corp.	Tarpon Coast Bancorp
First National Bancshares of FL	First Bradenton Bank
Whitney Holding Corp.	Madison Bancshares Inc.

Hovde also reviewed comparable transactions involving banks headquartered in Florida announced since January 1, 2005, in which the total assets of the seller were less than $1 billion; these transactions are referred to as the Florida Merger Group in this Joint Proxy Statement/Prospectus. This Florida Merger Group consisted of the following 15 transactions:

Buyer	Seller
Castle Creek Capital LLC	Bankshares Inc.
Mercantile Bancorp Inc.	Royal Palm Bancorp Inc.
Dickinson Financial Corp. II	Southern Commerce Bank
NBC Capital Corp.	SunCoast Bancorp Inc.
Bancshares of Florida Inc.	Bristol Bank
Banc Corp.	Kensington Bankshares Inc.
Seacoast Banking Corp. of FL	Big Lake Financial Corp.
Alabama National BanCorp.	Florida Choice Bankshares Inc.
Synovus Financial Corp.	Banking Corp. Of FL
CenterState Banks of Florida	CenterState Bank Mid Florida
Whitney Holding Corp.	First National Bankshares Inc.
Commerce Bancorp Inc.	Palm Beach County Bank
First Busey Corp.	Tarpon Coast Bancorp
Capital City Bank Group Inc.	First Alachua Banking Corp.
Home Bancshares Inc.	Marine Bancorp Inc.

Hovde then reviewed comparable transactions involving banks headquartered in the metropolitan areas across United States announced since January 1, 2006, in which the total assets of the seller were between $250 million and $500 million; these transactions are referred to as the Nationwide Merger Group in this Joint Proxy Statement/Prospectus. This Nationwide Merger Group consisted of the following 18 transactions:

Buyer	Seller
IBERIABANK Corp.	Pulaski Investment Corp.
PrivateBancorp Inc.	Piedmont Bancshares Inc.
Industrial Bank of Taiwan	Evertrust Bank
Community Bancorp	Valley Bancorp
Castle Creek Capital LLC	Bankshares Inc.
Inland Bancorp Holding Company	Cambank Inc.
Castle Creek Capital LLC	BB&T Bancshares Corp.
UMB Financial Corp.	Mountain States Bancorp Inc.
First Charter Corp.	GBC Bancorp
Alliance Financial Corp.	Bridge Street Financial
Security Bank Corp.	Homestead Bank
Vineyard National Bancorp	Rancho Bank
Commerce Bancshares Inc.	West Pointe Bancorp Inc.
Centra Financial Holdings Inc.	Smithfield State Bank
Enterprise Financial Services	NorthStar Bancshares Inc.
Banc Corp.	Kensington Bankshares Inc.
Cathay General Bancorp Inc.	Great Eastern Bank
Western Alliance Bancorp	Bank of Nevada

Hovde calculated the medians of the following relevant transaction ratios in the West Florida Merger Group, the Florida Merger Group and the Nationwide Merger Group: the multiple of the offer value to the acquired company’s book value; the multiple of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; and the tangible book value premium to core deposits. Hovde compared these multiples with the corresponding multiples for the merger, valuing the per share consideration that would be received pursuant to the merger agreement at $38.50 per diluted share of Old Florida. In calculating the multiples for the merger, Hovde used Old Florida’s earnings for the twelve months ended June 30, 2006 and Old Florida’s tangible book value and core deposits as of June 30, 2006. The results of this analysis are as follows:

	Offer Value to:
	Book Value (x)	Tangible Book Value (x)	12 months Preceding Earnings (x)	Ratio of Tangible Book Value Premium to Core Deposits (%)
Bancshares of Florida	3.13	3.39	30.5	30.2
West Florida Merger Group median	2.60	2.60	30.5	30.2
Florida Merger Group median	2.60	2.60	24.6	22.9
Nationwide Merger Group median	2.66	2.66	23.7	24.3

Discounted Cash Flow Analysis. Hovde estimated the present value of Old Florida common stock by utilizing Old Florida’s estimated future earnings stream. Reflecting Old Florida’s internal projections and historical averages, Hovde assumed a 15.0% annual asset growth in 2007-2008 and a 10.0% annual asset growth in 2009-2010. The earnings in 2006-2010 were projected to be $3.0 million, $3.5 million, $4.1 million, $4.8 million, and $5.5 million, respectively. The dividends were projected to remain at the current 0% core level through 2007 and then to be gradually increased to aggregate payouts of $820 thousand, $952 thousand, and $1.1 million in 2008-2010. In all cases, the present value of these cash flows was calculated based on a range of discount rates of 13.0%, 14.0%, 15.0%, 16.0% and 17.0%. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Old Florida common stock.

Hovde derived the take-out value of Old Florida’s common stock using both the terminal value earnings multiple and terminal value book value approaches. In arriving at the terminal value of Old Flordia’s earnings stream in 2010, Hovde assumed a terminal earnings value multiple at a range of 20.0x, 21.0x, 22.0x, 23.0x and 24.0x. Similarly, in arriving at the terminal value of Old Florida’s book value in 2010, Hovde assumed a terminal book value multiple at a range of 2.8x, 2.9x, 3.0x, 3.1x and 3.2x. The terminal values were then discounted, along with annual cash flows, to arrive at the present value for Old Florida common stock. These analyses and its underlying assumptions yielded a per share range of value for Old Florida common stock of approximately $24.49 to $34.37 with a midpoint of $29.09 based on the earnings approach and $25.71 to $34.47 with a midpoint of $29.79 based on the book value approach.

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the merger consideration was fair from a financial point of view to the shareholders of Old Florida.

Bancshares of Florida’s Reasons for Entering into the Merger Agreement

•	Bank of Florida—Southwest’s presence in its market area will increase in significance. As of June 30, 2006, Bank of Florida—Southwest and Old Florida Bank combined had over $700 million in assets and over $600 million in deposits. Assuming the closure of one Old Florida Bank branch, the resulting bank will operate from six branches immediately after the merger.

•	Bancshares of Florida’s deposit market share in the Ft. Myers and Naples Metropolitan Statistical Areas will increase from 17th to 9th.

•	Bancshares will acquire and operate three well located and visually attractive Old Florida Bank branch offices, as well as the rights to a fourth to-be-opened office.

•	Old Florida’s focus on commercial lending is consistent with Bancshares of Florida’s lending practices.

•	Old Florida has enjoyed historically strong credit quality and the loan portfolio to be acquired by Bank of Florida—Southwest is strong.

•	Bancshares of Florida’s trust company subsidiary will gain the opportunity to offer wealth management and trust services to Old Florida’s customer base.

•	As Old Florida operates in the same geographic market as Bancshares of Florida, there is a likelihood of Bancshares of Florida realizing costs savings.

•	After the merger, Bancshares of Florida’s market capitalization is likely to exceed $250 million in market capitalization, which will provide its shareholders with increased liquidity, as well as further visibility for the company.

The foregoing discussion of the factors considered by Bancshares of Florida’s Board of Directors is not intended to be exhaustive, but rather includes the material factors considered by Bancshares of Florida’s Board of Directors. In reaching its decision to approve the Merger Agreement, the merger, the issuance of common stock in connection with the merger, and the other transactions contemplated by the Merger Agreement, the Bancshares of Florida Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Bancshares of Florida Board of Directors considered all these factors as a whole, including discussions with Bancshares of Florida’s management and financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

Opinion of Bancshares’ Financial Advisor

Bancshares of Florida retained Raymond James to act as its financial advisor in connection with the merger. On August 28, 2006, Bancshares of Florida’s Board of Directors held a meeting, in which Raymond James participated, to evaluate the proposed merger. At the meeting, Raymond James rendered its written opinion that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration was fair, from a financial point of view, to Bancshares of Florida.

The full text of the Raymond James opinion, dated August 28, 2006, that describes, among other things, the assumptions made, matters considered and qualifications and limitations on the review undertaken by Raymond James, is attached to this joint proxy statement/ prospectus as Appendix C and is incorporated in this document by reference. Bancshares of Florida shareholders are urged to, and should, read Raymond James’ opinion carefully and in its entirety.

Raymond James’ opinion is directed to Bancshares of Florida’s Board and addresses only the fairness of the consideration, from a financial point of view to Bancshares of Florida. The opinion does not address any other aspects of the merger or any related transaction, nor does it constitute a recommendation to any shareholder as to how to vote at the meeting. The summary of the fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the agreement;

•	reviewed the audited financial statements of Old Florida as of and for the years ended December 31, 2003, 2004 and 2005 and the unaudited financial statements for the periods ended March 31, 2006 and June 30, 2006;

•	reviewed Old Florida’s annual and quarterly reports to shareholders, for the periods ended December 31, 2003, 2004, and 2005, and March 31, 2006 and June 30, 2006;

•	reviewed other Old Florida financial and operating information requested from and/or provided by Old Florida;

•	reviewed certain other publicly available information on Old Florida; and

•	discussed with members of the senior management of Bancshares of Florida and Old Florida certain information relating to the aforementioned and any other matters which it deemed relevant to its inquiry.

In rendering its opinion, Raymond James assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Raymond James, or that was discussed with, or reviewed by or for Raymond James, or that was publicly available. Raymond James also did not assume any responsibility for independently verifying this information or undertake an independent evaluation or appraisal of the assets or liabilities of Bancshares of Florida or Old Florida, and Raymond James has not been furnished any evaluation or appraisal on these matters.

Raymond James is not an expert in the evaluation of allowances for loan losses, and accordingly, did not undertake an independent evaluation of the adequacy of the allowances for loan losses of Bancshares of Florida or Old Florida nor review any individual credit files of Bancshares of Florida or Old Florida. As a result, Raymond James has assumed that the aggregate allowances for loan losses for both Bancshares of Florida and Old Florida are adequate to cover such losses and will be adequate on a pro forma basis for the combined company. In addition, Raymond James did not assume any obligation to conduct, and Raymond James did not conduct, any physical inspection of the properties or facilities of Bancshares of Florida or Old Florida. With respect to the financial and operating information, including, without limitation, valuations of contingencies and projections regarding under-performing or non-performing assets, net charge-offs, adequacy of reserves, future economic conditions and information on the cost savings, revenue enhancements and related expenses expected to result from the merger, in each case furnished to or discussed with Raymond James by Bancshares of Florida or Old Florida, Raymond James assumed that the information was reasonably prepared and reflects the best currently available estimates and judgments of the senior management of Bancshares of Florida and Old Florida as to the future financial and operating performance of Bancshares of Florida, Old Florida or the combined entity, as the case may be, and the expected cost savings, revenue enhancements and related expenses. Raymond James’ opinion is based upon market, economic and other conditions as in effect on, and on the information made available to Raymond James as of, the date of its opinion.

For purposes of rendering its opinion, Raymond James assumed that, in all respects material to its analysis:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	Bancshares of Florida and Old Florida will perform all of the covenants and agreements required to be performed by them under the merger agreement and any related documents;

•	all conditions to completing the merger will be satisfied without any waivers; and

•	in the course of obtaining any necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or

•	amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Bancshares of Florida, Old Florida or the combined entity, or on the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

Raymond James also assumed that the merger will be accounted for as a purchase under GAAP, and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Raymond James’ opinion is not an expression of an opinion as to the prices at which shares of Bancshares of Florida common stock or shares of Old Florida common stock will trade following the announcement of the merger, or the prices at which the shares of common stock of the combined entity will trade following the completion of the merger.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Raymond James, Bancshares of Florida or Old Florida. Any estimates contained in the analyses performed by Raymond James are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The Raymond James opinion was among several factors taken into consideration by Bancshares of Florida’s Board in making its determination to adopt the plan of merger contained in the merger agreement and the merger. In addition, Bancshares of Florida’s Board did not rely on any single analysis in making its determination. Consequently, the analyses described below should not be viewed as determinative of the decision of Bancshares of Florida’s Board or management with respect to the fairness of the consideration.

The summary that follows is not a complete description of the analyses underlying the Raymond James opinion or the presentation made by Raymond James to Bancshares of Florida’s Board but summarizes the material analyses performed and presented in connection with its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.

In arriving at its opinion, Raymond James did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Raymond James believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

The following is a summary of the material financial analyses presented by Raymond James to Bancshares of Florida’s Board at its meeting on August 28, 2006. Unless otherwise noted, financial data is as of June 30, 2006, and market data is as of August 25, 2006. Raymond James has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion that follows.

Transaction Value. Raymond James reviewed the terms of the merger. It noted that each share of Old Florida would be exchanged for either 1.7915 shares of Bancshares of Florida common stock, $38.50 in cash, or a combination of stock and cash. The target mix of consideration is approximately 80% stock and 20% cash with a limitation on the aggregate amount of cash in the amount of $16.5 million. Based upon the 20 day average closing price of Bancshares of Florida as of August 25, 2006, the transaction had an implied aggregate value of approximately $82.6 million, or $38.50 per share.

Selected Peer Group Analysis. Raymond James reviewed and compared publicly available financial data, market information and trading multiples for Old Florida with other selected publicly-traded companies that Raymond James deemed relevant to Old Florida. The peer group selected consisted of publicly-traded Southeastern commercial banks with assets between $250 million and $500 million (26 companies). Targets of acquisitions were not included.

Name (Ticker Symbol)

American Community Bancshares of Florida, Inc. (ACBA)

Bank of the Carolinas (BCAR)

Bank of Wilmington Corporation (BKWW)

Beach First National Bankshares, Inc. (BFNB)

Britton & Koontz Capital Corporation (BKBK)

CCF Holding Company (CCFH)

CapitalSouth Bancorp (CAPB)

Carolina Bank Holdings, Inc. (CLBH)

Central Virginia Bankshares, Inc. (CVBK)

Community Capital Bancshares of Florida, Inc. (ALBY)

Crescent Financial Corporation (CRFN)

Fauquier Bankshares, Inc. (FBSS)

First Bancshares of Florida, Inc. (FBMS)

First National Bancshares of Florida, Inc. (FNSC)

First State Financial Corporation (FSTF)

Greenville First Bancshares of Florida, Inc. (GVBK)

Habersham Bancorp (HABC)

Hampton Roads Bankshares, Inc. (HMPR)

Jacksonville Bancorp, Inc. (JAXB)

Millenium Bankshares Corporation (MBVA)

Monarch Financial Holdings, Inc. (MNRK)

New Century Bancorp, Inc. (NCBC)

Provident Community Bancshares of Florida, Inc. (PCBS)

Southwest Georgia Financial Corporation (SGB)

Sun American Bancorp (SBK)

Waccamaw Bankshares. Inc. (WBNK)

For the selected publicly-traded companies, Raymond James analyzed, among other things, stock price as a per share multiple of last twelve months earnings, book value, tangible book value, core deposits and assets. All multiples were based on closing stock prices as of August 25, 2006. The following table sets forth the low, median and high multiples indicated by the market analysis of selected publicly-traded companies compared to (i) Old Florida multiples based on its closing stock price on August 25, 2006 of $31.50 per share and (ii) multiples based upon the implied merger price per share of $38.50.

		Comparable Companies
	Old Florida	Low	Median	High	Merger
BV per Share	2.40x	1.22x	1.80x	3.20x	2.93x
TBV per Share	2.60	1.35	1.86	3.76	3.18
LTM EPS	23.0	12.4	19.5	38.2	28.1
Core Deposits (%)	18.9	5.1	15.2	27.0	27.9
Assets (%)	19.4	9.3	16.4	31.6	25.3

Note: Financial information used in calculating the figures in this table were taken from SNL Financial.

No company used in the analysis described above is identical to Old Florida or the pro forma combined company. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading, or other values of the companies to which they are being compared. In addition, mathematical analyses, such as determining the average or median, are not of themselves meaningful methods of using comparable company data.

Selected Transaction Analysis. Raymond James reviewed and analyzed the financial terms, to the extent publicly available and deemed relevant by Raymond James in 23 selected completed and pending mergers and acquisitions involving Southeastern commercial bank sellers with total assets between $250 million and $500 million that were announced since January 1, 2003 and had return on average assets greater than or equal to 0.50%. Mergers of equals were excluded from the analysis.

Buyer	Seller

IBERIABANK Corp.	Pulaski Investment Corp.

First Charter Corp.	GBC Bancorp Inc

Riverside Banking Company	First Community Bank Holding Corp.

Banc Corp.	Kensington Bankshares Inc.

Seacoast Banking Corp. of FL	Big Lake Financial Corporation

Alabama National BancCorp	Florida Choice Bankshares Inc.

Synovus Financial Corp.	Banking Corporation of Florida

BancorpSouth Inc.	American State Bank Corp.

Whitney Holding Corp.	First National Bancshares of Florida Inc.

Commerce Bancorp Inc.	Palm Beach County Bank

Capital Bank Corp.	1st State Bancorp Inc.

First Citizens Bancorp.	Summit Financial Corp.

First National Security Co.	First Community Banking Corp.

Seacoast Banking Corp. of FL	Century National Bank

South Financial Group Inc.	Pointe Financial Corp.

Buyer	Seller

Whitney Holding Corp.	Destin Bancshares of Florida Inc.

Capital City Bank Group Inc.	Farmers & Merchants Bank

Synovus Financial Corp.	Trust One Bank

NBC Capital Corp.	Enterprise Bancshares of Florida Inc.

TowneBank	Harbor Bank

Home Bancshares of Florida Inc.	Community Financial Group Inc.

BancTrust Financial Group Inc.	CommerceSouth Inc.

United Community Banks Inc.	First Georgia Holding Inc.

For the selected transactions, Raymond James analyzed, among other things, deal value as a multiple of latest 12 months earnings, book value, tangible book value, and assets, and the core deposit premium to tangible book value. The following table sets forth the median, high and low multiples indicated by this analysis compared to multiples based upon the implied merger price per share of $38.50.

	Southeast Transactions
	Low	Median	High	Merger
BV per Share	1.61x	2.60x	5.69x	2.93x
TBV per Share	1.65	2.60	5.69	3.18
LTM EPS	9.0	25.1	44.7	28.1
Core Deposits (%)	7.8	24.0	39.7	27.9
Assets (%)	13.8	25.1	37.0	25.3

Note: Financial information used in calculating the figures in this table were taken from SNL Financial.

Raymond James noted that no transaction considered in the analysis of selected merger and acquisition transactions is identical to the merger and may differ significantly from the merger based on, among other things, the size of the transactions, the structure of the transactions and the dates that the transactions were announced and consummated. All of the multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period which the selected transactions occurred.

Raymond James also reviewed and analyzed the financial terms, to the extent publicly available and deemed relevant by Raymond James in 19 selected completed and pending mergers and acquisitions involving Florida commercial bank sellers with total assets between $200 million and $500 million that were announced since January 1, 2001 and had return on average assets greater than or equal to 0.50%. Mergers of equals were excluded from the analysis.

Buyer	Seller

Castle Creek Capital LLC	Bankshares Inc.

Riverside Banking Company	First Community Bank Holding Corp.

Banc Corp.	Kensington Bankshares Inc.

Seacoast Banking Corp. of FL	Big Lake Financial Corporation

Alabama National BancCorp	Florida Choice Bankshares Inc.

Synovus Financial Corp.	Banking Corporation of Florida

Whitney Holding Corp.	First National Bancshares of Florida Inc.

Buyer	Seller

Commerce Bancorp Inc.	Palm Beach County Bank

Capital City Bank Group Inc.	First Alachua Banking Corp.

Seacoast Banking Corp. of FL	Century National Bank

South Financial Group Inc.	Pointe Financial Corp.

Whitney Holding Corp.	Destin Bancshares of Florida Inc.

Synovus Financial Corp.	Peoples Florida Banking Corp

South Financial Group Inc.	Central Bank of Tampa

Synovus Financial Corp.	United Financial Holdings Inc.

Colonial BancGroup Inc.	Palm Beach Natl Holding Co.

F.N.B. Corp	Central Bank Shares Inc.

Synovus Financial Corp.	FABP Bancshares of Florida, Inc.

Colonial BancGroup Inc.	Manufacturers Bancshares of Florida Inc.

For the selected transactions, Raymond James analyzed, among other things, deal value as a multiple of latest 12 months earnings, book value, tangible book value, and assets, and the core deposit premium to tangible book value. The following table sets forth the median, high and low multiples indicated by this analysis compared to multiples based upon the implied merger price per share of $38.50.

	Florida Transactions
	Low	Median	High	Merger
BV per Share	1.99x	3.10x	5.69x	2.93x
TBV per Share	2.08	3.18	5.69	3.18
LTM EPS	16.8	24.8	38.1	28.1
Core Deposits (%)	8.4	28.6	39.7	27.9
Assets (%)	13.8	25.6	37.0	25.3

Note: Financial information used in calculating the figures in this table were taken from SNL Financial.

Raymond James noted that no transaction considered in the analysis of selected merger and acquisition transactions is identical to the merger and may differ significantly from the merger based on, among other things, the size of the transactions, the structure of the transactions and the dates that the transactions were announced and consummated. All of the multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period which the selected transactions occurred.

Premiums Paid Analysis. Raymond James analyzed the transaction premiums paid in 40 Southeastern commercial bank transactions announced on or after January 1, 2001 where the target’s return on average assets was equal to or greater than 0.50%. The premiums paid are based on the target company’s stock price one day, 30 days and 90 days prior to public announcement of the transaction. This analysis indicated the following premiums paid in the selected transactions:

	Purchase Price Premium Prior to Announcement
	1 day	30 days	90 days
Median Premium	22%	32%	38%

Raymond James then applied the median multiples resulting from the analysis above to the relevant closing prices of Old Florida’s common stock. This analysis yielded a range of implied values per share for Old Florida of between $36.71 and $39.90.

Contribution Analysis. Raymond James analyzed the relative contribution (assuming 100% stock consideration) of each of Bancshares of Florida and Old Florida to the pro forma balance sheet and income statement items of the combined entity, as of June 30, 2006, including assets, loans, deposits, core deposits, equity, tangible equity, and estimated 2006, 2007 and 2008 earnings. This analysis excluded any purchase accounting adjustments. The relative contribution of Old Florida to the combined entity’s pro forma combined financial results ranged from a high of 55.6% (based on estimated 2006 earnings) to a low of 16.6% (based on total equity). The results of the analysis are summarized below:

	Old Florida	Bancshares of Florida
Total Assets	27.6%	72.4%
Total Loans	27.6%	72.4%
Total Deposits	29.7%	70.3%
Total Core Deposits	23.5%	76.5%
Total Common Equity	16.6%	83.4%
Total Tangible Equity	17.0%	83.0%
2006 Estimated Net Income	55.6%	44.4%
2007 Estimated Net Income	41.4%	58.6%
2008 Estimated Net Income	34.8%	65.2%
Pro Forma Ownership based on 100% Stock Consideration	26.7%	73.3%

Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis based upon projections provided by Bancshares of Florida’s management for the fiscal years ended December 31, 2006 through 2010 to estimate the net present value per share of Old Florida. Raymond James discounted five years of estimated cash flows for Old Florida, assuming Old Florida continued to operate as a stand-alone entity, and used a range of discount rates from 10% to 14%. In order to derive the terminal value of Old Florida’s earnings stream beyond 2010, Raymond James assumed terminal value multiples of fiscal year 2010 earnings ranging from 16.0x to 24.0x. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Old Florida common stock. The discounted cash flow analysis yielded a range of stand-alone values for Old Florida common stock of between $30.26 and $48.46 per share. These values compare to the consideration offered by Bancshares of Florida to Old Florida in the merger of $38.50 per share.

Discounted Cash Flow Analysis With Cost Savings. Raymond James performed a discounted cash flow analysis based upon projections provided by Bancshares of Florida’s management for the fiscal years ended December 31, 2006 through 2010 to estimate the net present value per share of Old Florida. Raymond James discounted five years of estimated cash flows for Old Florida, assuming expected cost savings from the merger and used a range of discount rates from 10% to 14%. In order to derive the terminal value of Old Florida’s earnings stream beyond 2010, Raymond James assumed terminal value multiples of fiscal year 2010 earnings ranging from 16.0x to 24.0x. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Old Florida common stock. The discounted cash flow analysis yielded a range of stand-alone values for Old Florida common stock of between $31.46 and $49.78 per share. These values compare to the consideration offered by Bancshares of Florida to Old Florida in the merger of $38.50 per share.

Financial Impact Analysis. Raymond James performed pro forma merger analyses that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of the pro forma company. This analysis indicated that the merger is expected to be accretive to Bancshares of Florida estimated 2007 GAAP earnings per share, cash earnings per share, and book value per share, and dilutive to 2007 estimated tangible book value per share. This analysis was based on financial projections and merger assumptions (including estimated cost savings and one-time items) provided by Bancshares of Florida’s management team. For all of the above analyses, the actual results achieved by the pro forma company following the merger will vary from the projected results and the variations may be material.

Bancshares of Florida retained Raymond James based upon its experience and expertise. Raymond James is a nationally recognized investment banking and advisory firm. As part of its investment banking business, Raymond James is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In connection with the merger, Bancshares of Florida contracted with Raymond James to provide external investment banking services, pursuant to which Bancshares of Florida requested Raymond James to provide the fairness opinion summarized herein. Through negotiation, Bancshares of Florida and Raymond James determined that Bancshares of Florida would pay Raymond James a fee, a portion of which was paid upon delivery of the fairness opinion and execution of the merger agreement, and the remainder of which will be paid upon the consummation of the merger. In addition, Bancshares of Florida has agreed to reimburse Raymond James for its reasonable out-of-pocket expenses incurred in connection with its engagement. Bancshares of Florida has agreed to indemnify Raymond James and its officers for all losses, claims, damages, liabilities and expenses related to or arising out of its rendering of services under its engagement, including liabilities arising under federal securities laws. If such indemnification is unavailable to Raymond James, then Bancshares of Florida has agreed to contribute to the amount paid or payable by Raymond James as a result of such occurrences in proportion to the relative benefits received by and fault of the parties, with the amount of Raymond James’ contributions being capped at the amount of fees it has received. In the ordinary course of business, Raymond James may trade in the securities of Bancshares of Florida or Old Florida for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Appraisal Rights for Old Florida Shareholders

THE FOLLOWING DISCUSSION IS NOT A COMPLETE DESCRIPTION OF THE APPRAISAL RIGHTS AVAILABLE UNDER FLORIDA LAW. THIS DESCRIPTION IS QUALIFIED BY THE FULL TEXT OF THE RELEVANT PROVISIONS OF THE FLORIDA BUSINESS CORPORATION ACT, WHICH ARE REPRINTED IN THEIR ENTIRETY AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS. IF YOU DESIRE TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD REVIEW CAREFULLY THE FLORIDA STATUTES AND ARE URGED TO CONSULT A LEGAL ADVISOR BEFORE ELECTING OR ATTEMPTING TO EXERCISE THESE RIGHTS.

Under Florida law, each Old Florida shareholder entitled to vote on the Merger Agreement who complies with the procedures set forth in Sections 607.1301 to 607.1333, Florida Statutes, relating to appraisal rights is entitled to receive in cash the fair value of his or her shares of Old Florida common stock. To perfect appraisal rights, an Old Florida shareholder must comply strictly with the procedures set forth under Florida law relating to appraisal rights. Failure to follow these procedures will result in a termination or waiver of the shareholder’s appraisal rights.

To perfect appraisal rights, a holder of Old Florida common stock must not vote in favor of the Merger Agreement and must provide written notice to the Old Florida before the vote is taken at its Special Meeting indicating that such shareholder intends to demand payment if the Merger is effectuated. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, is the recommended form of transmittal) to: Old Florida Bankshares, Inc., 6321 Daniels Parkway, Ft. Myers, Florida 33912, Attention: Larry W. Johnson. All such notices must be signed in the same manner as the shares are registered on the books of Old Florida. If a shareholder has not provided written notice of intent to demand fair value before the vote is taken at the Special Meeting, the shareholder will be deemed to have waived his or her appraisal rights.

Within 10 days after the date the merger is closed, Bancshares of Florida, as successor to Old Florida, will provide each former Old Florida shareholder who has properly provided a notice of intent to demand payment of fair value a written appraisal notice and form, which will indicate Bancshares’ estimate of the fair value of Old Florida common stock, as well as a copy of Old Florida’s financial statements and a copy of Sections 607.1301-607.1333, Florida Statutes.

A shareholder asserting appraisal rights must execute and return the form to Old Florida and deposit the shareholder’s certificates in accordance with the terms of the notice, before the date specified in the appraisal notice, which will not be fewer than 40 or more than 60 days after the appraisal notice and form were sent to the shareholder. A shareholder who deposits shares in accordance with the assertion of appraisal rights has no further rights as a shareholder, but only has the right to receive “fair value” for the shares in accordance with the appraisal procedures, unless the appraisal demand is withdrawn.

A shareholder who does not execute and return the form and deposit his or her certificates by the date set forth in the appraisal notice, will no longer be entitled to appraisal rights, will be bound by the terms of the Merger Agreement and will receive his or her portion of the merger consideration. A shareholder who complies with the requirements and wishes to withdraw from the appraisal process may do so by notifying Bancshares of Florida in writing before the date set forth in the appraisal notice as the due date to execute and return the form. A shareholder who fails to withdraw from the appraisal process in a timely manner may not thereafter withdraw without Bancshares of Florida’s written consent.

A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but that are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify the Bank in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the shareholder only if the shareholder submits to Old Florida the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal notice, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

If a shareholder timely accepts the offer to pay the fair value of the shares as set forth in the appraisal notice, payment will be made within 90 days after Bancshares receives the form from the shareholder. A shareholder who is dissatisfied with the offer must include in his or her returned form a demand for payment of that shareholder’s estimate of the fair value of the shares plus interest; otherwise the shareholder will be entitled to payment of only the amount offered. Interest is to be calculated at the interest rate on judgments in Florida on the effective date of the merger. Once Bancshares of Florida has made payment of an agreed upon value, the shareholders will cease to have any interest in the shares.

If Bancshares of Florida and the dissenting shareholder are unable to agree on the fair value of the shares, Section 607.1330, Florida Statutes, provides that Bancshares of Florida must file an appraisal action in a court of competent jurisdiction in Collier County, Florida within 60 days of the shareholder’s demand for payment and petition such court to determine the fair value of the shares and the accrued interest. If Bancshares of Florida were to fail to file such an action within the 60 day period, any shareholder who has made a demand for payment may initiate the appraisal action in the name of Old Florida. All shareholders, whether or not residents of Florida, who have unsettled demands for payment, shall be made parties to the appraisal action and will be bound by the court’s determination of the fair value of the shares. The court, in determining the fair value of the shares, may in its discretion appoint one or more persons to receive evidence, appraise the value of the shares, and to recommend a fair value for the shares. Bancshares of Florida would be required to make payment to the dissenting shareholders within 10 days after the court makes its final determination of the fair value. Upon payment of the judgment, the dissenting shareholder would cease to have any interest in Bancshares of Florida or Old Florida.

The court in any appraisal proceeding will determine the cost and expense of any such proceeding and such costs and expenses will be assessed against Old Florida. However, all or any part of such costs and expense may be apportioned and assessed against all or some of the dissenting shareholders, in such amount as the court deems equitable, if the court determines that the shareholders acted arbitrarily, vexatiously or not in good faith with respect to the appraisal rights. In the event Bancshares of Florida fails to make any required payments, the shareholders may sue directly for the amount owed, and to the extent successful, will be entitled to recover all costs and expenses of the suit, including attorney’s fees.

Conditions to Consummation of the Merger

Consummation of the merger is subject to various conditions. Conditions to each party’s obligation to close the merger, include:

➢	The Merger Agreement being approved by Old Florida’s shareholders and the issuance of Bancshares of Florida common stock in connection with the merger being approved by Bancshares’ shareholders.

➢	The Registration Statement on Form S-4, of which this Joint Proxy Statement/Prospectus is a part, remaining effective with the SEC and no proceeding to terminate that effectiveness having been instituted.

➢	No action being threatened or instituted before a court or other governmental body to restrain or prohibit the merger.

➢	Satisfying all statutory and regulatory requirements and approvals for the consummation of the merger shall have been fulfilled or granted.

➢	Bancshares of Florida and Old Florida receiving a legal opinion relating the material Federal income tax consequences of the merger.

➢	Bancshares having offered seats on its Board of Directors to two current members of Old Florida’s Board of Directors.

➢	The Nasdaq Global Market having not objected to the listing of the Bancshares of Florida common stock to be issued in the Merger.

In addition, the obligation of Bancshares of Florida to consummate the merger is conditioned upon:

➢	The representations and warranties of Old Florida and Old Florida Bank contained in the Merger Agreement being materially true and correct at the time of closing the merger.

➢	There having been no material adverse change in the financial condition, results of operations, or business of Old Florida.

➢	Having received “comfort” letters from Hacker, Johnson & Smith, P.A. as to certain financial data contained in the Registration Statement.

➢	Having received a legal opinion from Old Florida’s counsel as to certain corporate and contract law matters concerning Old Florida and Old Florida Bank.

➢	Having received from Old Florida’s Chief Executive Officer and President Larry W. Johnson agreements acknowledging receipt of any and all payments due from Old Florida, containing non-competition and non-solicitation clauses and releasing Old Florida, Old Florida Bank, Bancshares of Florida and Bank of Florida—Southwest from any and all obligations.

➢	Having received from Old Florida’s Chief Financial Officer Nicholas J. Panicaro an agreement acknowledging receipt of any and all payments due from Old Florida, containing non-competition and non-solicitation clauses and releasing Old Florida, Old Florida Bank, Bancshares of Florida and Bank of Florida—Southwest from any and all obligations.

➢	There being no adverse material regulatory action pending or threatened against Old Florida or Old Florida Bank.

➢	Old Florida dissolving its subsidiary, Old Florida Capital, Inc., if requested by Bancshares of Florida.

Furthermore, Old Florida’s obligation to consummate the merger is conditioned upon:

➢	The representations and warranties of Bancshares of Florida and Bank of Florida—Southwest contained in the Merger Agreement being materially true and correct at the time of closing the merger.

➢	There having been no material adverse change in the financial condition, results of operations, or business of Bancshares of Florida.

➢	Having received a legal opinion from Bancshares of Florida’s counsel as to certain corporate and contract law matters concerning Bancshares of Florida and Bank of Florida—Southwest.

➢	Having received Hovde’s written opinion that the merger consideration is fair to Old Florida’s shareholders from a financial point of view.

➢	There being no adverse material regulatory action pending or threatened against Bancshares of Florida or Bank of Florida—Southwest.

We are not able to provide assurance about when or if all of the conditions precedent to the merger can or will be satisfied or waived by the party permitted to do so.

Old Florida’s Conduct of Business Prior to the Merger

Old Florida and Old Florida Bank have agreed to use their best efforts to preserve their possession and control of all of their assets other than those consumed or disposed of for value in the ordinary course of business, to preserve the goodwill of customers and others having business relations with them, and to do nothing knowingly to impair their ability to keep and preserve their business as it exists on the date of the Merger Agreement. Consistent with those agreements, Old Florida and Old Florida Bank have also committed to conduct their business only in the ordinary course consistent with past practices, and to not, without the prior written consent of Bancshares:

➢	Take certain actions with regard to dividends or distributions or issue common stock or other securities, other than upon the exercise of stock options or warrants.

➢	Amend their Articles of Incorporation or Bylaws or adopt or amend any resolution or agreement concerning indemnification of their directors or officers.

➢	Enter into or modify any agreement which would require additional employee compensation payments in any manner inconsistent with past practices.

➢	Except in the ordinary course of business, allow to exist on any of their assets any lien or encumbrance, cancel any material indebtedness owing to them or any claims which they possess, waive any right of substantial value, or discharge or satisfy any material noncurrent liability.

➢	Acquire another business or merge or consolidate with another entity, or sell or otherwise dispose of a material part of their assets or, except in the ordinary course of business.

➢	Commit any act that is intended or reasonably may be expected to result in any of their representations and warranties contained in the Merger Agreement being untrue in any material respect, or in any of the conditions to the merger not being satisfied, or in a violation of any provision of the Merger Agreement, except as required by law.

➢	Commit or fail to take any act which is intended or reasonably may be expected to result in a material breach or violation of any applicable law, statute, rule, governmental regulation or order.

➢	Fail to maintain their financial records in the usual manner on a basis consistent with past practices.

➢	Fail to pay, or adequately provide for the payment of, taxes, interest and penalties due and payable to any taxing authority, except those being reserved for and contested in good faith.

➢	Dispose of investment securities a manner inconsistent with past practices or invest in noninvestment grade securities.

➢	Enter into any new line of business.

➢	Charge off (except as may otherwise be required by law, regulatory authority, or accounting standards) or sell (except in the ordinary course of business) any of their loans, or sell any asset held as other real estate or other foreclosed assets for an amount materially less than its book value.

➢	Make any extension of credit which would exceed their regulatory lending limits.

➢	Take or cause to be taken any action that would disqualify the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

➢	Agree or commit to do any of the foregoing.

Regulatory Approvals

We may not consummate the merger without receipt of certain regulatory approvals. Bank of Florida—Southwest submitted the appropriate applications to the FDIC and to the OFR on October     , 2006. Old Florida and Bancshares of Florida are not aware of any other material governmental approvals or actions that are required for consummation of the merger. Should any other approval or action be required, it presently is contemplated that such approval or action will be sought.

Waiver, Amendment, and Termination

To the extent permitted by law, the Merger Agreement may be amended in writing signed by each of the parties before or after shareholder approval of the Merger Agreement. However, no amendment may be made which modifies the consideration to be received by Old Florida’s shareholders without their further approval. In addition, the parties may waive the conditions precedent to their respective obligations to close, except for the conditions related to shareholder approval, the SEC declaring the Registration Statement effective, regulatory approval and legal compliance, and Hovde’s fairness opinion.

Regardless of whether shareholder approval has been obtained from any party’s shareholders, the merger and the Merger Agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger:

•	By the mutual consent of Bancshares of Florida and Old Florida.

•	By either Bancshares or Old Florida if the other breaches, and fails to timely cure, a breach of the Merger Agreement.

•	By either Bancshares or Old Florida if all conditions precedent to the closing have not or cannot be met by March 31, 2007 or if the merger has not been consummated by April 15, 2007, provided that the failure to close is not caused by the party electing to terminate the Merger Agreement.

•	By Bancshares of Florida or Old Florida if the other’s shareholders do not approve their merger related proposal at their Special Meeting.

•	By Bancshares of Florida if Old Florida’s Board of Directors withdraws, modifies or changes its recommendation that its shareholders approve the Merger Agreement or recommends that the shareholders approve another merger or similar transaction.

•	By Old Florida if it receives a bona fide offer with respect to another merger or similar transaction and Old Florida’s Board of Directors determines, in the exercise of its fiduciary duties, that such alternative transaction is more favorable to Old Florida’s shareholders than the merger with Bancshares of Florida.

•	By Bancshares of Florida, if the holders of more than 7.5% of the outstanding Old Florida common stock have exercised their appraisal rights.

•	By Old Florida, if Bancshares of Florida’s Board of Directors withdraws, modifies or changes its recommendation that its shareholders approve the issuance of shares of Bancshares common stock in connection with the merger.

•	By Old Florida, if the price of Bancshares of Florida common stock falls and Bancshares of Florida fails to increase the number of shares it will issue to Old Florida shareholders as merger consideration; this provision is more fully described above under the heading “Price Protection for Old Florida’s Shareholders.”

If the merger is terminated as described above, the Merger Agreement will become void and have no effect, except that each party will remain liable for damages arising out of its willful or intentional breach of the Merger Agreement. In addition, if Bancshares of Florida terminates the Merger Agreement because Old Florida’s Board alters its recommendation to its shareholders regarding the Merger Agreement or recommends an alternative transaction, or if Old Florida terminates the Merger Agreement because it determines that an alternative transaction is more favorable to its shareholders, then Old Florida or its successor shall be obligated to pay a $4,000,000 termination fee to Bancshares of Florida.

Interests of Certain Persons

When considering the recommendation by the Board of Directors of Old Florida to vote “FOR” the Merger Agreement, you should be aware that certain Old Florida executive officers and directors have certain interests in the Merger Agreement and the merger that are different from, and may conflict with, your interests as a shareholder. The Board of Directors of Old Florida was aware of, and considered, these interests when it considered and approved the Merger Agreement.

Two current members of the Board of Directors of Old Florida will be appointed to serve on the Board of Directors of Bancshares of Florida after consummation of the merger. These directors have not been identified as of the date of this Joint Proxy Statement/Prospectus.

In accordance with the terms of their existing employment agreements with Old Florida, Messrs. Johnson and Panicaro will receive change of control payments of $825,000 and $618,750, respectively, upon the closing of the merger. In addition, the Merger Agreement provides that Bancshares of Florida will enter into an agreement with current Old Florida Chief Executive Officer and President Larry W. Johnson that will provide him with additional benefits upon a change in control of Bancshares of Florida, if Mr. Johnson is employed by Bancshares of Florida at the time. This agreement will also contain non-competition and employee and customer non-solicitation provisions to protect the business interests of Bancshares of Florida.

Bancshares of Florida has agreed to continue all rights to indemnification and all limitations of liability of the existing and former directors, officers and employees of Old Florida and Old Florida Bank as contained in those entities’ Articles of Incorporation and Bylaws. Additionally, Bancshares of Florida will maintain the directors’ and officers’ liability insurance policy maintained by Old Florida for a period of three years following the merger.

Federal Income Tax Consequences of the Merger

General. The merger is intended to qualify as a reorganization for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code. The law firm of Igler & Dougherty, P.A. will render its opinion to Old Florida that the merger will constitute such a reorganization. In delivering its opinion, Igler & Dougherty will receive and rely upon certain representations of officers of Old Florida and Bancshares of Florida and certain other factual assumptions, information, data, documentation and other materials as it deems necessary.

Neither Bancshares of Florida nor Old Florida intends to seek a ruling from the Internal Revenue Service as to the federal income tax consequences of the merger. Old Florida shareholders should be aware that the opinion of Igler & Dougherty will not be binding on the Internal Revenue Service or the courts. Old Florida’s shareholders also should be aware that some of the tax consequences of the merger are governed by provisions of the Internal Revenue Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

The tax opinion is expected to state that, provided the assumptions stated therein are satisfied, the merger whereby Old Florida will be merged with and into Bancshares of Florida will constitute a reorganization as defined in Section 368(a)(1)(A) of the Internal Revenue Code. No gain or loss will be recognized by Old Florida shareholders who receive only Bancshares of Florida common stock in the merger. The aggregate federal income tax basis of the Bancshares of Florida common stock received by each of those Old Florida shareholders will be the same as the aggregate federal income tax basis of the shareholder’s Old Florida common stock, decreased by the amount of cash received and increased by the amount of any gain received. The holding period of the shares of Bancshares of Florida common stock received by each of those Old Florida shareholders will include the period for which the exchanged Old Florida common stock was held as a capital asset by the Old Florida shareholder as of the closing date of the merger.

Cash Received. A shareholder who receives only cash for any whole shares or in lieu of fractional shares will recognize gain or loss in an amount equal to the difference between the cash received and the basis of the whole or fractional shares of Old Florida common stock exchanged. A shareholder who received a combination of cash and shares of Bancshares of Florida common stock will recognize gain, but not loss, in an amount equal to the lesser of:

a)	the gain realized on the exchange (computed by reference to the fair market value of the Bancshares common stock received, plus any cash received, over the basis in his or her Old Florida common stock), or

b)	the amount of that cash received.

Such gain generally will be long-term capital gain if the holding period for such shares of Old Florida common stock was more than one year at the effective time of the merger.

Bancshares of Florida and Old Florida. Neither Bancshares of Florida nor Old Florida will recognize gain solely as a result of the merger, except that gain or loss may be recognized on the recapture of tax attributes, including but not limited to the recapture of bad debt reserves.

Section 1.368-3 of the Treasury Regulations requires that each shareholder who receives Bancshares of Florida common stock pursuant to the merger attach to such shareholder’s federal income tax return for the taxable year in which the merger occurs, a complete statement of all the facts pertinent to the non-recognition of gain or loss upon the merger. Shareholders should consult their own tax advisors regarding the disclosure requirements.

The foregoing discussion is intended only as a summary of material federal income tax consequences of the merger to the shareholders of Old Florida and does not purport to be a complete description of all potential tax effects of the merger. The discussion does not address the tax consequences that may be relevant to a particular shareholder subject to special treatment under certain federal income tax laws, such as:

•	dealers in securities;

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	non-United States persons;

•	shareholders who do not hold their shares of Old Florida common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code; and

•	shareholders who acquired their shares of Old Florida common stock pursuant to the exercise of stock options or otherwise as compensation.

In addition, the discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. Moreover, the tax consequences to holders of Old Florida stock options or warrants are not discussed. The discussion is based upon the Internal Revenue Code, Treasury Regulations thereunder and administrative rulings and court decisions as of the date hereof. All of the foregoing is subject to change and any such change could affect the continuing validity of this discussion. Old Florida shareholders are urged to consult their own tax advisors concerning the particular federal, state, local and foreign tax consequences of the merger to them.

Accounting Treatment

The merger will be treated as a “purchase” under generally accepted accounting principles. Under the purchase method of accounting, at the effective time of the merger, Old Florida’s consolidated assets and liabilities, including identifiable intangibles, will be recorded at their respective fair values and added to those of Bancshares of Florida. The excess of the purchase over the fair value of the net assets acquired will be recorded as goodwill on Bancshares of Florida’s books. The consolidated financial statements of Bancshares of Florida, after the effective time of the merger, will reflect the assets and liabilities of Old Florida, but Bancshares of Florida’s consolidated financial statements will not be restated retroactively to reflect Old Florida’s historical financial position or results of operations.

Resales of Bancshares of Florida Common Stock

The Bancshares of Florida common stock issued to Old Florida shareholders in connection with the merger will be registered under the Securities Act of 1933, as amended. All shares of Bancshares of Florida common stock received by Old Florida shareholders will be freely transferable upon consummation of the merger by those shareholders who were not “affiliates” of Old Florida. “Affiliates” generally are defined as persons or entities who control, are controlled by, or are under common control with Old Florida (generally, this will include executive officers, directors, and shareholders who own 10% or more of Old Florida common stock). Resales by “affiliates” will be subject to the restrictions set forth in SEC Rule 145 promulgated under the Securities Act of 1933, as amended.

Recommendation of the Board of Directors of Bancshares of Florida

The Board of Directors of Bancshares of Florida has unanimously approved the issuance of Bancshares of Florida common stock in connection with the merger and believes that the Merger Agreement is fair to, and in the best interests of, Bancshares of Florida and its shareholders. The Board of Directors, therefore, recommends that Bancshares of Florida’s shareholders vote “FOR” the issuance of Bancshares of Florida common stock in connection with merger. In making its recommendation, the Board of Directors has considered, among other things, the opinion of Raymond James that the merger is fair to Bancshares of Florida’s shareholders from a financial point of view.

Recommendation of the Board of Directors of Old Florida

The Board of Directors of Old Florida has unanimously approved the Merger Agreement and believes that it is fair to, and in the best interests of, Old Florida and its shareholders. The Board of Directors, therefore, recommends that Old Florida’s shareholders vote “FOR” the approval of the Merger Agreement. In making its recommendation, the Board of Directors has considered, among other things, the opinion of Hovde that the merger is fair to Old Florida’s shareholders from a financial point of view.

Both Bancshares of Florida’s and Old Florida’s Boards of Directors Unanimously Recommend that their Respective Shareholders Vote “FOR” their Respective Merger Related Proposals.

DESCRIPTION OF BANCSHARES OF FLORIDA

Business

Bancshares of Florida is a multi-bank holding company that owns and operates Bank of Florida—Southwest, a state chartered bank based in Naples, Florida, Bank of Florida—Southeast, a state-chartered bank based in Fort Lauderdale, Florida, Bank of Florida—Tampa Bay, a state chartered bank based in Tampa, Florida, and Bank of Florida Trust Company, a state-chartered non-depository trust company operating in Naples, Florida.

Bancshares of Florida’s principal executive offices are located at 1185 Immokalee Road, Naples, Florida 34110, and its telephone number is (239) 254-2100. Bancshares of Florida’s website is www.bankofflorida.com. Information included on its website is expressly not incorporated by reference into this Joint Proxy Statement/Prospectus. At June 30, 2006 Bancshares of Florida had consolidated:

•	total assets of approximately $756 million;

•	total net loans held for investment of approximately $601 million;

•	deposits of approximately $594 million; and

•	shareholders’ equity of approximately $118 million.

Bancshares of Florida had net income (loss) of approximately $4.88 million, ($2.88) million, ($2.71) million, ($2.64) million, and ($0.55) million and basic earnings (loss) per share of $0.82, ($0.81), ($0.92), ($1.48), and ($0.47) for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively. For those years, except 2005, the diluted earnings per share were the same as the basic earnings per share; in 2005, the diluted earnings per share were $0.79. For the six months ended June 30, 2006 and June 30, 2005, Bancshares of Florida had net income of approximately $923,000 and $327,000, respectively.

Recent Development

On August 25, 2006, Bancshares of Florida completed its acquisition of Bristol Bank. Bristol Bank operated from one office in Coral Gables, Florida and had approximately $90 million in assets, $61 million in net loans, deposits of $71 million and shareholders’ equity of $10 million as of June 30, 2006. For the six months ended June 30, 2006, Bristol Bank had a net loss of $329,000. Bank of Florida—Southeast now operates the former Bristol Bank main office as its Coral Gables branch.

DESCRIPTION OF OLD FLORIDA

Business

Old Florida was incorporated under the laws of the State of Florida on March 9, 2001. Old Florida is a registered bank holding company under the Bank Holding Company Act of 1956, as amended and owns all of the voting shares of Old Florida Bank. Old Florida Bank commenced operations on September 10, 1998 and is a Florida state bank.

Old Florida provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by Old Florida include: demand interest-bearing and noninterest-bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, cash management, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, and banking by mail. In addition, Old Florida primarily makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. Old Florida provides automated teller machine cards, as a part of the Pulse ATM Network, thereby permitting customers to utilize the convenience of larger ATM networks. In addition to the Pulse ATM Network, the Bank also provides the Presto system for ATM use. In addition to the foregoing services, Old Florida provides customers with extended banking hours. Old Florida does not have trust powers and, accordingly, no trust services are provided.

The revenues of Old Florida are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment securities and short-term investments. The principal sources of funds for Old Florida’s lending activities are its deposits, repayment of loans, and the maturity of investment securities. The principal expenses of Old Florida are the interest paid on deposits, and operating and general administrative expenses.

As is the case with banking institutions generally, Old Florida’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Board of Governors of the Federal Reserve System. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. Old Florida faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

Management’s Discussion and Analysis of Financial Condition

General Information.

Scope of Operations. Old Florida was formed in 2001 as a Florida corporation to serve as a one-bank holding company for Old Florida Bank, and acquired all of the shares of Old Florida Bank in July 2001 in a statutory share exchange. Old Florida Bank’s deposits are insured by the FDIC. Old Florida Bank provides community banking services through four full service branches in Lee County and Collier County, Florida.

Critical Accounting Policies. Old Florida’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, based on approximate measures of the financial effects of transactions and events that have already occurred. Critical accounting policies are those that involve the most complex and subjective decisions and assessments, and have the greatest potential impact on Old Florida’s stated results of operations. The notes to the consolidated financial statements include a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. Management believes that, of our significant accounting policies, the following involve a higher degree of judgment and complexity. Management has discussed these critical accounting assumptions and estimates with the Board of Directors’ Audit Committee.

Allowance for Loan Losses. Old Florida’s allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the collectibility of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is comprised of: (1) a component for individual loan impairment measured according to SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and (2) a measure of collective loan impairment according to SFAS No. 5, “Accounting for Contingencies”. The allowance for loan losses is established and maintained at levels deemed adequate to cover losses inherent in the portfolio as of the balance sheet date. This estimate is based upon management’s evaluation of the risks in the loan portfolio and changes in the nature and volume of loan activity. Estimates for loan losses are derived by analyzing historical loss experience, current trends in delinquencies and charge-offs, historical peer bank experience, changes in the size and composition of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual installment, home equity or residential loans for impairment disclosures.

Income Taxes. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year’s income tax provision.

Off-Balance Sheet Arrangements

Old Florida is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the condensed consolidated balance sheet. The contract or notional amount of those instruments reflect the extent of Old Florida’s involvement in particular classes of financial instruments.

Old Florida’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. Old Florida uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total committed amounts do not necessarily represent future cash requirements. Old Florida evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by Old Florida upon extension of credit, is based on management’s credit evaluation of the counter party.

Standby letters of credit are conditional lending commitments issued by Old Florida to guarantee the performance of a customer to a third party and to support private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending credit. Old Florida holds collateral supporting many of these commitments and believes that if funded, no loss will be incurred.

A summary of the amounts of Old Florida’s financial instruments, with off-balance sheet risk at June 30, 2006, follows (in thousands):

Contract Amount
Commitments to extend credit	$23,689

Unused lines of credit	$9,800

Standby letters of credit	$2,058

Liquidity and Capital Resources. Old Florida’s primary source of cash during the six months ended June 30, 2006 were from net deposit inflows of approximately $13.8 million, and a decrease in net loans of approximately $5.2 million. Cash was used primarily to purchase securities in the amount of approximately $11.8 million, and the net repayment of borrowings and advances of approximately $2.5 million. At June 30, 2006, Old Florida exceeded its regulatory liquidity requirement. Management continues to monitor the balance sheet in order to strike a balance between anticipated loan demand, and liquidity requirements.

Comparison of the Six-Month Periods Ended June 30, 2006 and 2005.

General. Net earnings for the six months ended June 30, 2006, were $1,505,000 or $0.76 per basic and $0.72 per diluted share compared to net earnings of $865,000 or $0.45 per basic and $0.43 per diluted share for the period ended June 30, 2005. This increase in Old Florida’s net earnings was primarily due to an increase in net interest income.

Interest Income. Interest income increased to $11.4 million for the six months ended June 30, 2006 from $7.3 million for the six months ended June 30, 2005. Interest income on loans increased to $10.3 million due primarily to an increase in the average loan portfolio balance for the six months ended June 30, 2006, and an increase in the average yield earned from 6.40% for the six months ended June 30, 2005 to 7.70% for the six months ended June 30, 2006. Interest on securities increased to $592,000 due primarily to an increase in the average balance of the securities portfolio in 2006.

Interest Expense. Interest expense on deposits increased to $5.0 million for the six months ended June 30, 2006 from $2.7 million for the six months ended June 30, 2005. Interest expense increased primarily because of an increase in the average balance and the average rate paid on deposits during 2006. Interest expense on borrowings increased to $491,000 for the six months ended June 30, 2006 from $160,000 for the six months ended June 30, 2005 due to an increase in the average balance of borrowings and an increase in the average rate paid on borrowings during 2006.

Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Company, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to Old Florida’s market areas, and other factors related to the estimated collectibility of Old Florida’s loan portfolio. The provision for the six months ended June 30, 2006, was $16,000 compared to $345,000 for the same period in 2005. Old Florida’s management believes the balance in the allowance for loan losses of $2,681,000 at June 30, 2006, was adequate.

Noninterest Income. Total noninterest income increased to $478,000 for the six months ended June 30, 2006, from $381,000 for the six months ended June 30, 2005, primarily due to an increase in loan brokerage fees.

Noninterest Expense. The noninterest expenses increased to $4.0 million for the six months ended June 30, 2006, from $3.1 million for the six months ended June 30, 2005, primarily due to the continued growth of Old Florida.

Income Taxes. Income taxes for the six months ended June 30, 2006, were $823,000 (an effective rate of 35%) compared to income taxes of $495,000 (an effective rate of 36%) for the six months ended June 30, 2005.

Comparison of the Years Ended December 31, 2005 and 2004.

General. At December 31, 2005, Old Florida had total assets of $315 million, net loans of $256 million, total deposits of $267 million, and stockholder’s equity of $24.8 million.

Earnings. Net earnings for the year ended December 31, 2005 were $2,075,000 or $1.07 per basic and $1.01 per diluted share compared to net earnings of $571,000 or $.30 per basic and $.29 per diluted share for the year ended December 31, 2004. This increase in Old Florida’s net earnings was primarily due to an increase in net interest income which was the result of the growth in the loan portfolio of 40%.

Interest Income. Interest income increased to $17.2 million for the year ended December 31, 2005 from $10.7 million for the year ended December 31, 2004. Interest income on loans increased to $16.0 million due primarily to an increase in the average loan portfolio balance for the year ended December 31, 2005, and an increase in the average yield earned from 5.86% for the year ended December 31, 2004 to 6.61% for the year ended December 31, 2005. Interest on securities increased to $804,000 due to an increase in the average balance and average yield during the year ended December 31, 2005.

Interest Expense. Interest expense on deposit accounts increased to $6.6 million for the year ended December 31, 2005, from $3.2 million for the year ended December 31, 2004. Interest expense increased primarily because of an increase in the average balance of deposits during 2005. Interest expense on borrowings increased to $529,000 for the year ended December 31, 2005 from $303,000 for the year ended December 31, 2004 due to an increase in the average balance of Federal Home Loan Bank advances and other borrowings.

Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by us, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to our market areas, and other factors related to the estimated collectibility of our loan portfolio. The provision for the year ended December 31, 2005, was $775,000 compared to $433,000 for the same period in 2004.

Noninterest Income. Total noninterest income increased to $926,000 for the year ended December 31, 2005 from $500,000 for the year ended December 31, 2004 primarily as a result of gain on sale of real estate loans in the amount of $424,000.

Noninterest Expenses. Total noninterest expenses increased to $7.0 million for the year ended December 31, 2005 from $6.3 million for the year ended December 31, 2004, primarily due to normal increases in operating expenses associated with a growing company.

Income Taxes. Income taxes for the year ended December 31, 2005, were $1,165,000 (an effective rate of 36%) compared to income taxes of $351,000 (an effective rate of 38%) for the year ended December 31, 2004.

DESCRIPTION OF BANCSHARES OF FLORIDA CAPITAL STOCK

Bancshares of Florida authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share. As of the record date for the Bancshares of Florida Special Meeting, 9,566,853 shares of Bancshares of Florida common stock were issued and outstanding. In addition, there are 1,000,000 shares of preferred stock, $0.01 par value authorized, of which there are no shares issued or outstanding.

Common Stock. Holders of Bancshares of Florida common stock are entitled to receive ratably dividends, if any, declared by the Board of Directors out of funds legally available for dividends. In the event of Bancshares of Florida’s liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably, based on the number of shares held, in assets remaining after payment of all of Bancshares of Florida’s debts and liabilities.

Holders of Bancshares of Florida’s common stock are entitled to one vote per share on all matters submitted to the holders of common stock for a vote. Because holders of common stock do not have cumulative voting rights with respect to the election of directors, the holders of a majority of the shares of common stock represented at a meeting can elect all of the directors. Holders of common stock do not have preemptive or other rights to subscribe for or purchase any additional shares of capital stock which have been issued or to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock. Bancshares of Florida’s Articles of Incorporation authorize its Board of Directors to establish and issue shares of preferred stock in one or more series, and to determine by resolution, with respect to any series of preferred stock, the voting powers (full, limited or eliminated), and those designations, preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions thereof, including liquidation preferences, dividend rights, conversion rights and redemption provisions. Currently 50,000 shares have been designated as Series A preferred stock, of which none are outstanding. Moreover, the number of authorized, but unissued, shares will provide Bancshares of Florida with the ability to meet future capital needs and to provide shares for possible acquisitions and stock dividends or stock splits. The authorized and unissued shares of preferred stock, as well as the authorized and unissued shares of its common stock, will be available for issuance without further action by shareholders, unless such action is otherwise required by applicable law, by Nasdaq or by any stock exchange or listing service relating to its stock. In conjunction with a prior registration of Bancshares of Florida’s common stock in Texas, Bancshares of Florida agreed that any future issuance of preferred stock must be approved by a majority of its independent directors who have had the opportunity, at Bancshares of Florida’s expense, to discuss such issuance with corporate or independent counsel.

ANTI-TAKEOVER PROVISIONS

General. The Florida Business Corporation Act contains provisions designed to enhance the ability of Bancshares of Florida’s Board of Directors to respond to attempts to acquire control of a Florida corporation such as Bancshares of Florida. These provisions may discourage takeover attempts, which have not been approved by the Board of Directors. This could include takeover attempts that some shareholders would deem to be in their best interest. These anti-takeover provisions may:

•	Adversely affect the price that a potential purchaser would be willing to pay for Bancshares of Florida’s common stock;

•	Deprive you of the opportunity to obtain a takeover premium for your shares;

•	Make the removal of incumbent management more difficult;

•	Enable a minority of directors and the holders of a minority of outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transaction may be favorable to the interests of shareholders; and

•	Potentially adversely affect the market price of the common stock.

The following summarizes some of the anti-takeover provisions contained in the Florida Business Corporation Act.

Authorized but Unissued Capital Stock. The authorized but unissued shares of Bancshares of Florida common and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common and preferred stock may enable Bancshares of Florida’s Board of Directors to issue shares of stock to persons friendly to its existing management. Although the Board of Directors has no intention at the present time of doing so, it could issue common stock or a series of preferred stock that could, subject to certain limitations imposed by law or on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. The issuance of preferred stock with voting or conversion rights may adversely affect the voting power of the common shareholders. The Board of Directors will make any determination to issue common or preferred shares based on its judgment as to the best interests of Bancshares of Florida.

Evaluation of Acquisition Proposals. The Florida Business Corporation Act expressly permits Bancshares of Florida’s Board of Directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets of Bancshares of Florida, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal and economic effects on the employees, customers and suppliers of Bancshares of Florida and its subsidiaries, and on the communities and geographical areas in which they operate. Bancshares of Florida’s Board of Directors may also consider the amount of consideration being offered in relation to the then current market price for its outstanding shares of capital stock and its then current value in a freely negotiated transaction.

Control Share Acquisitions. Bancshares of Florida is subject to the Florida control share acquisitions statute. This statute is designed to afford shareholders of public corporations in Florida protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation’s disinterested shareholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are:

•	Acquisitions of shares possessing one-fifth or more but less than one-third of all voting power;

•	Acquisitions of shares possessing one-third or more but less than a majority of all voting power; or

•	Acquisitions of shares possessing a majority or more of all voting power.

Under certain circumstances, the statute permits the acquiring person to call a special shareholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.

Transactions with Interested Shareholders. Bancshares of Florida is not subject to the Florida affiliated transactions statute which generally requires approval by the disinterested directors or super-majority approval by shareholders for certain specified transactions between a corporation and a holder, or its affiliates, of more than 10% of the outstanding shares of the corporation. However, Bancshares of Florida’s Articles of Incorporation allow for similar provisions. These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. Accordingly, these provisions may discourage attempts to acquire Bancshares of Florida.

TRANSFER AGENT AND REGISTRAR

Bancshares of Florida’s transfer agent is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS

General

Upon consummation of the merger, Old Florida shareholders who receive shares of common stock of Bancshares of Florida will become shareholders of Bancshares of Florida. Following the merger, Old Florida shareholders will be governed by and subject to the Articles of Incorporation and Bylaws of Bancshares of Florida rather than the Articles of Incorporation and Bylaws of Old Florida.

Neither Old Florida common stock nor Bancshares of Florida common stock is insured by the FDIC or guaranteed by the issuer and both are subject to investment risk, including the possible loss of value.

The following is only a general summary of the differences in the rights of holders of Old Florida common stock and of Bancshares of Florida common stock. Both Bancshares of Florida and Old Florida are Florida corporations, governed by the provisions of the Florida Business Corporation Act. This summary is qualified in its entirety by reference to Bancshares of Florida’s Articles of Incorporation and Bylaws, Old Florida’s Articles of Incorporation and Bylaws, and Florida law. Old Florida’s shareholders should consult with their own legal counsel with respect to specific differences and changes in their rights as shareholders that will result from the merger.

Authorized Capital Stock

Old Florida is authorized to issue 5,000,0000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Bancshares of Florida is authorized to issue 20,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Size of Board of Directors

Old Florida’s Bylaws provide that the number of directors may be increased or decreased by the action of the Board of Directors. Old Florida’s directors are divided into three classes, members of each are elected every three years and serve staggered, three year terms. The current Board of Directors consists of nine members.

Bancshares of Florida’s Bylaws provide that the Board of Directors must consist of not less than five directors and no more than twenty-five directors, with the exact number fixed from time to time by the Board of Directors. The current Board of Directors is comprised of 15 members.

Removal of Directors

Old Florida’s directors can be removed under Florida law, by shareholder action, with or without cause unless the Articles of Incorporation provide that directors may be removed only for cause. Old Florida’s Articles of Incorporation do not modify Florida law with respect to the removal of directors.

Bancshares of Florida’s Articles of Incorporation do not modify Florida law with respect to the removal of directors.

Filling Vacancies on the Board of Directors

Old Florida’s Bylaws permit the remaining directors, by a majority vote, to fill a vacancy on the Board of Directors, including a vacancy resulting from an increase in the number of directors. Shareholders do not have the right to fill the vacancy at a meeting of shareholders.

Bancshares of Florida’s Bylaws provide that vacancies on the Board of Directors may be filled by a majority of the remaining members of the Board of Directors. If the directors remaining in office do not constitute a quorum of the Board of Directors, the directors may fill the vacancy by the affirmative vote of a majority of the remaining directors, or by the sole remaining director, as the case may be.

Nomination of Director Candidates by Shareholders

Old Florida’s Articles of Incorporation and Bylaws are silent as to the manner in which directors are nominated. Historically, the Board of Directors of Old Florida has acted as a nominating committee.

Bancshares of Florida’s Bylaws provide that its directors are nominated through a Nominating Committee established by the Board of Directors. The Bylaws also provide that the nomination of any person to the Board may be made by a shareholder if written notice of such shareholder’s nomination is delivered to the Corporate Secretary not later than 30 days prior to the date of the meeting of shareholders at which directors are to be elected.

Shareholder Action without Meeting

Old Florida’s Bylaws provide that any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, without notice, and without a vote. The action must be evidenced by one or more written consents describing the action taken. The written consents must be signed by the shareholders entitled to vote thereon having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and delivered to the corporation.

Bancshares of Florida’s Bylaws and Articles of Incorporation are silent as to shareholder action without a meeting, however, under Florida law, any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, without notice, and without a vote if it is taken by the minimum number of votes required to adopt such action, if all shares entitled to vote were considered to be present and voted. The action must be evidenced by one or more written consents describing the action taken.

Calling Special Meetings of Shareholders

Old Florida’s Bylaws provide that Special Meetings of shareholders shall be called by the Chairman, the President, or the Board of Directors, or when requested by the holders of 10% or more of the votes entitled to be cast on any issue to be considered at the Special Meeting.

Bancshares of Florida’s Bylaws allow a Special Meeting of the shareholders to be called by Bancshares of Florida’s Chief Executive Officer, Chairman of the Board, President, the Board of Directors pursuant to a resolution adopted by a majority of the directors, or shareholders owning not less than 20% of all shares entitled to vote on the matter to be considered at the meeting.

Shareholder Proposals

Old Florida’s Articles of Incorporation and Bylaws are silent with respect to the submission of proposals by shareholders for any new business to be taken up at any Annual or Special Meeting of shareholders.

Bancshares of Florida’s Bylaws provide for the submission of proposals by shareholders for any new business to be taken up at any Annual or Special Meeting of shareholders if submitted in writing to the Corporate Secretary at least 30 days prior to the meeting.

Record Date

Old Florida’s Board of Directors may set as a record date for the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action, a date not more than 70 days prior to the date of the meeting or action.

Bancshares of Florida’s Board may set such a record date not be more than 70 nor fewer than 10 days prior to the date of the meeting or action.

Payment of Dividends

Old Florida is subject to the provisions of Section 607.06401, Florida Statutes. Florida law prohibits dividends if, after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation’s total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. There are also statutory limitations on the ability of Old Florida Bank to pay dividends to Old Florida.

Bancshares of Florida is also subject to the provisions of Section 607.06401, Florida Statutes. There are also various statutory limitations on the ability of Bancshares of Florida’s subsidiary institutions to pay dividends to Bancshares of Florida.

Amendment to Articles of Incorporation

Old Florida is subject to Florida law which provides that a corporation may amend its Articles of Incorporation if the Board of Directors proposes the amendment to the shareholders, and the amendment receives requisite shareholder approval. Unless a corporation’s Articles of Incorporation provides otherwise, amendments must be approved by majority of all votes entitled to be cast on the matter, as well as majority of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment. Old Florida’s Articles of Incorporation do not impose voting requirements beyond the scope of Florida law.

Bancshares of Florida’s Articles of Incorporation provide that with minor exceptions the Articles may be amended by a vote of at least 50% of the shares of stock outstanding and entitled to vote in elections of directors. An amendment to Article X, outlining the directors’ responsibilities when evaluating any offer of another person to acquire Bancshares of Florida; or to Article IX, relating to business combinations with an interested person; or to Article VIII, establishing the vote required to approve a covered transaction, requires the vote of 66% of the shares outstanding which are entitled to vote in elections of directors.

Amendment to Bylaws

The Board of Directors of Old Florida may amend its Bylaws by a majority vote. Bancshares of Florida’s Bylaws may be amended by a majority vote of directors.

Control Share Acquisition Provisions

General. The Florida control share acquisition law applies to Florida corporations that have 100 or more shareholders whose principal place of business, or principal office are in Florida or who have substantial assets in Florida, and have a specified shareholder presence in Florida.

Unless a corporation has opted out of the provisions of the Florida statute before the control share acquisition in question through an amendment to its Articles of Incorporation or Bylaws, control shares of the corporation acquired in a control share acquisition have no voting rights unless and until granted by resolution approved by the holders of a majority of the shares of each voting group, excluding all “interested shares.” “Interested shares” are shares of the corporation voted by an acquiring person or a member of a group with respect to a control share acquisition, any officer of the corporation or any employee of the corporation who is also a director of the corporation.

If authorized by the corporation’s Articles of Incorporation or Bylaws before a control share acquisition has occurred, control shares acquired in a control share acquisition may under certain circumstances be subject to redemption by the corporation at the fair value thereof. Unless otherwise provided in such a corporation’s Articles of Incorporation or Bylaws before a control share acquisition has occurred, if control shares acquired in a control share acquisition are accorded full voting rights which will constitute a majority or more of all voting power, all shareholders of the corporation have appraisal rights to receive fair value for their shares.

For purposes of the Florida control share acquisition law, “control shares” are shares, the acquisition of which would give a person, acting alone or with a group, the power to exercise one of the following amounts of voting power in an election of directors:

•	one-fifth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

For purposes of the law, a “control share acquisition” means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares.

Both Old Florida and Bancshares of Florida are subject to the control share statute. Among certain other circumstances, a control share acquisition is deemed not to occur when the share acquisition is pursuant to a merger or plan of share exchange where the corporation is a party to the agreement of merger or plan of share exchange. Accordingly, the statute would not, by its terms, apply to the merger.

Transactions with Interested Shareholders

General. Florida law contains a number of provisions, which require super majority approval for certain affiliate transactions. Under Florida law, any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or exchange of securities requiring shareholder approval (a “Business Combination”), if any person who together with his affiliates and associates beneficially owns 10% or more of any voting stock of the corporation (an “Interested Person”) is a party to such transaction, shall be approved by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the Interested Person; provided, that such approval is not required if (1) the Interested

Person transaction has been approved by a majority of the disinterested directors; (2) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement date; (3) the Interested Person has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the announcement date; (4) the Interested Person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; (5) the corporation is an investment company registered under the Investment Company Act of 1940; or (6) the consideration to be received by holders of the stock of the corporation meets certain minimum levels determined by a formula under Section 607.0901(4)(f) of the Florida Business Corporation Act (generally, the highest price paid by the Interested Person for any shares which she or he has acquired). This statutory requirement does not apply if the corporation has opted out of the statutory provision in its Articles of Incorporation. Old Florida has not opted out of this provision in its Articles of Incorporation. Bancshares of Florida’s Articles of Incorporation, however, contain similar voting requirements for transactions with an interested person. Article VIII of the articles requires a vote if not less than 66.6% of the shares entitled to vote in elections of directors unless the transaction is approved by 75% of the entire Board of Directors, and if so approved, then only a majority vote of the shareholders is required.

Old Florida is subject to these statutory provisions, but Bancshares of Florida has opted out of this statute.

Merger Considerations

Old Florida’s Articles of Incorporation and Bylaws are silent with respect to evaluating any offer regarding a merger proposal.

Bancshares of Florida’s Articles of Incorporation provide that when evaluating any offer of another person to merge with or to otherwise acquire all or substantially all of Bancshares of Florida assets, the Board of Directors when exercising its business judgment in determining what is in the best interests of Bancshares of Florida, the Board of Directors may, but is not required to, take into consideration the social and economic effects of the matter to be considered on Bancshares of Florida, its subsidiaries, employees, suppliers, customers and creditors and the communities in which it and its subsidiaries operate and are located.

When evaluating a business combination or a proposal to make a business combination or a tender or exchange offer or other proposal involving a change in control of Bancshares of Florida, its Articles of Incorporation permits the directors to give due consideration to the consideration being offered in relation to the then-current market price of Bancshares of Florida’s stock, as well as, in relation to the then-current value of the company in a freely negotiated transaction, and in relation to the Board’s then-estimate of the future value of the corporation as an independent entity. These provisions are entirely discretionary and do not grant any such broader constituency a right to such consideration.

INDEMNIFICATION

Permissible Indemnification.

Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless:

•	the director breached or failed to perform his duties as a director; and

•	a director’s breach of, or failure to perform, those duties constitutes:

•	a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the director derived an improper personal benefit;

•	a circumstance under which an unlawful distribution is made;

•	in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, a conscious disregard for the best interest of the corporation or willful misconduct; or

•	in a proceeding by someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the Florida Business Corporation Act.

Bancshares of Florida’s Bylaws provide for indemnification of its directors, officers, employees or agents to the fullest extent permitted by the Florida Business Corporation Act. Under The Florida Business Corporation Act a corporation may, by charter, bylaw, contract, or resolution, to indemnify or agree to indemnify its officers, directors, employees, and agents and any person who is or was serving at the corporation’s request as a director, officer, employee, or agent of another entity or enterprise or as a trustee or administrator under an employee benefit plan, against liability and expenses, including reasonable attorneys’ fees, in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities as summarized herein. Any provision in a corporation’s Articles of Incorporation or Bylaws or in a contract or resolution may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys’ fees in connection with the enforcement of rights to indemnification granted therein and may further include provisions establishing reasonable procedures for determining and enforcing such rights. The corporation may indemnify such person against liability expenses incurred only where such person conducted himself or herself in good faith and reasonably believed: (i) in the case of conduct in his or her official corporate capacity, that his or her conduct was in the corporation’s best interests; and (ii) in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. However, a corporation may not indemnify such person either in connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person (whether or not involving action in an official capacity) in which such person was adjudged liable on the basis that personal benefit was improperly received.

Mandatory Indemnification.

Unless limited by the corporation’s Articles of Incorporation, the Florida Business Corporation Act requires a corporation to indemnify a director or officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding.

Advance for Expenses.

Expenses incurred by a director, officer, employee, or agent of the corporation in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the Board of Directors in the specific case, or as authorized by the Articles of Incorporation or Bylaws or by any applicable resolution or contract, upon receipt of an undertaking by or on behalf of such person to repay amounts advanced, unless it ultimately is determined that such person is entitled to be indemnified by the corporation against such expenses.

Court-Ordered Indemnification.

Unless otherwise provided in the corporation’s Articles of Incorporation, a director or officer of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court deems necessary, may order indemnification if it determines either: (i) that the director or officer is entitled to mandatory indemnification as described above, in which case the court also will order the corporation to pay the reasonable expenses incurred to obtain the court-ordered indemnification; or (ii) that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such person met the requisite standard of conduct or was adjudged liable to the corporation in connection with a proceeding by or in the right of the corporation or on the basis that personal benefit was improperly received in connection with any other proceeding so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

Parties Entitled to Indemnification.

The Florida Business Corporation Act defines “director” to include former directors and the estate or personal representative of a director. Unless its Articles of Incorporation provide otherwise, a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director and also may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, as may be provided in its Articles of Incorporation or Bylaws, by general or specific action of its Board of Directors, or by contract.

Securities and Exchange Commission Opinion on Indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Bancshares of Florida pursuant to the provisions discussed above, Bancshares of Florida has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

AMENDMENT OF BANCSHARES OF FLORIDA’S

RESTATED ARTICLES OF INCORPORATION

TO CHANGE THE CORPORATE NAME TO

“BANK OF FLORIDA CORPORATION”

DISCLOSURES RELEVANT TO

PROPOSAL II AT BANCSHARES OF FLORIDA’S SPECIAL MEETING

Since 2002, our corporate name has been “Bancshares of Florida, Inc.” During the past four years, we have undertaken a branding strategy using the name “Bank of Florida.” This is evidenced by the names of our four subsidiaries (“Bank of Florida—Southwest, Bank of Florida—Southeast, Bank of Florida—Tampa Bay, and Bank of Florida Trust Company), as well as our planned new subsidiary, “Bank of Florida—Palm Beach County.” To increase the usage of the “Bank of Florida” name, provide for consistency throughout the corporate structure, and to tie our business operations with our name in the investment community, the Board of Directors is recommending renaming the corporation as “Bank of Florida Corporation.” Accordingly, we are seeking your approval of this renaming, which can only be accomplished through an amendment to our Restated Articles of Incorporation. The amendment will amend only Article I and the remainder of the Restated Articles of Incorporation will remain unchanged. The amendment will result in Article I reading:

ARTICLE I

The name of the Corporation is “Bank of Florida Corporation.”

Bancshares of Florida’s Board of Directors Unanimously Recommends that

Shareholders Vote “FOR” the Amendment of the Restated Articles of Incorporation

to Change the Corporate Name to “Bank of Florida Corporation.”

ADJOURNMENT OF THE SPECIAL MEETINGS

DISCLOSURES RELEVANT TO PROPOSAL III AT BOTH

BANCSHARES OF FLORIDA’S SPECIAL MEETING AND TO

PROPOSAL II AT OLD FLORIDA’S SPECIAL MEETING

The Boards of Directors of Bancshares of Florida and of Old Florida each seek their respective shareholders’ approval to adjourn the respective Special Meetings in the event that there are not a sufficient number of votes to approve Proposal I or II at Bancshares of Florida’s Special Meeting or Proposal I at Old Florida’s Special Meeting. If it is necessary to adjourn either Special Meeting and the adjournment is for a period of less than 30 days, no notice of the time or place of the reconvened meeting will be given to shareholders, other than an announcement made at the appropriate Special Meeting.

Both Bancshares of Florida’s and Old Florida’s Boards of Directors Unanimously Recommend that their Respective Shareholders Vote “FOR” Adjournment of their Respective Special Meetings.

LEGAL MATTERS

The validity of Bancshares of Florida’s common stock to be issued in connection with the merger will be passed upon for Bancshares of Florida by Igler & Dougherty, P.A., Tallahassee, Florida. Old Florida is represented by Smith Mackinnon, P.A., Orlando, Florida, in connection with the merger.

EXPERTS

The consolidated financial statements of Bancshares of Florida and subsidiaries as of December 31, 2005, and for year then ended, included in Bancshares of Florida’s Annual Report on Form 10-K, have been incorporated by reference herein in reliance upon the report of Hacker, Johnson & Smith, P.A., an independent registered public accounting firm, and upon the authority of said firm as an expert in accounting and auditing.

The consolidated financial statements of Bancshares of Florida and subsidiaries as of December 31, 2004 and for each of the years in the two-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Old Florida and subsidiaries as of December 31, 2005 and 2004, and for years then ended have been incorporated by reference herein in reliance upon the report of Hacker, Johnson & Smith, P.A., an independent registered public accounting firm, and upon the authority of said firm as an expert in accounting and auditing.

OTHER MATTERS

Pursuant to Florida law, no matters other than those described in Bancshares of Florida’s or Old Florida’s respective Notices of Special Meeting may be considered at the Special Meetings.

WHERE YOU CAN GET ADDITIONAL INFORMATION

Bancshares of Florida files reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facility maintained by the Securities and Exchange Commission at: Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at l-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding companies that are required to file reports with it. The address of the Securities and Exchange Commission website is www.sec.gov.

Old Florida has historically provided an abbreviated Annual Report to its shareholders, including audited financial statements. Copies of such reports can be obtained from Nicholas J. Panicaro, Chief Financial Officer, Old Florida Bankshares, Inc., 6321 Daniels Parkway, Ft. Myers, Florida 33912.

Bancshares of Florida filed a Registration Statement on Form S-4 to register with the Securities and Exchange Commission the issuance of its common stock to Old Florida shareholders in the merger. This Joint Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of Bancshares of Florida and a proxy statement of Old Florida and Bancshares of Florida for their Special Meetings. As allowed by the Securities and Exchange Commission rules, this Joint Proxy Statement/Prospectus does not contain all the information contained in the Registration Statement. This Joint Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Joint Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of securities pursuant to this Joint Proxy Statement/Prospectus, under any circumstances, creates any implication that there has been no change in the information set forth or incorporated into this Joint Proxy Statement/Prospectus by reference or in Bancshares of Florida’s affairs since the date of this Joint Proxy Statement/Prospectus.

The information contained in this Joint Proxy Statement/Prospectus with respect to Bancshares of Florida was provided by Bancshares of Florida and the information contained in this Joint Proxy Statement/Prospectus with respect to Old Florida was provided by Old Florida.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows Bancshares of Florida to incorporate by reference information into this Joint Proxy Statement/Prospectus, which means that Bancshares of Florida can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this Joint Proxy Statement/Prospectus, except for any information superseded by information in this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus incorporates by reference the documents set forth below that Bancshares of Florida has previously filed with the Securities and Exchange Commission:

Bancshares of Florida SEC Filings (File No. 000-50091)

•	Bancshares of Florida’s Registration Statement on Form S-3 filed with the SEC on May 31, 2006 and Amendment No. 1 thereto filed with the SEC on April 24, 2006.

•	Bancshares of Florida’s quarterly report on Form 10-Q for the quarter ended September 30, 2006 filed with the SEC on November 1, 2006.

•	Bancshares of Florida’s quarterly report on Form 10-Q for the quarter ended June 30, 2006 filed with the SEC on August 7, 2006.

•	Bancshares of Florida’s quarterly report of Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 4, 2006.

•	Bancshares of Florida’s Proxy Statement on Schedule 14A filed with the SEC on April 21, 2006.

•	Bancshares of Florida’s Current Reports on Form 8-K filed on January 26, 2006, January 27, 2006, March 7, 2006, March 8, 2006, March 30, 2006, April 3, 2006, April 4, 2006, April 12, 2006, April 19, 2006, April 20, 2006. May 11, 2006, May 25, 2006, May 26, 2006, June 13, 2006, July 21, 2006, July 26, 2006, August 11, 2006, August 25, 2005, August 29, 2006, September 28, 2006, October 23, 2006

In addition, all reports that Bancshares of Florida files pursuant to Sections 13(a), 13(e), 14 or 15(d) of the Securities Exchange Act will also be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus. The information contained in this Joint Proxy Statement/Prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about us has been supplied by Bancshares of Florida.

Bancshares of Florida will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Michael L. McMullan, President and Chief Executive Officer, Bancshares of Florida, Inc., 1185 Immokalee Road, Naples, Florida 34110, telephone (239) 254-2100.

Any statement contained in a document incorporated by reference in this Joint Proxy Statement/Prospectus shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

You should rely only on the information contained or incorporated by reference in this Joint Proxy Statement/Prospectus. Bancshares of Florida and Old Florida have not authorized anyone to provide you with information that is different from what is contained in this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus is dated November 14, 2006. You should not assume that the information contained in this Joint Proxy Statement/Prospectus is accurate as of any date other than such date, and neither the mailing of the Joint Proxy Statement/Prospectus to shareholders nor the issuance of Bancshares of Florida common stock shall create any implication to the contrary.

BANCSHARES OF FLORIDA, OLD FLORIDA BANKSHARES AND BRISTOL BANK

PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following pro forma condensed combined financial information and explanatory notes are presented to display the impact of the mergers of Bancshares of Florida and Old Florida, as well as Bancshares of Florida and Bristol Bank which was effective on August 25, 2006, on Bancshares of Florida’s historical financial positions and results of operations had the three companies been combined as of the dates indicated below under the purchase method of accounting. This information shows the impact of those mergers on the companies’ respective historical financial positions and results of operations under the purchase method of accounting with Bancshares of Florida treated as the acquirer in both instances. Under this method of accounting, Bancshares must record the assets and liabilities of Old Florida and Bristol Bank at their estimated fair values as of the date the respective merger is completed. The pro forma condensed combined financial information combines the historical financial information of Bancshares of Florida, Old Florida and Bristol Bank as of and for the six months ended June 30, 2006, and for the year ended December 31, 2005. The pro forma condensed combined balance sheet at June 30, 2006 assumed both mergers were completed on that date. The pro forma condensed combined statements of income give effect to both mergers as if they had been completed on January 1, 2005.

The pro forma condensed combined financial information has been partially derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes of both Bancshares of Florida and Old Florida, which are incorporated by reference and included, respectively, in this document. See “Where You Can Find More Information.”

Bancshares of Florida, Inc.

Pro Forma Condensed Combined Balance Sheet

June 30, 2006

(Dollars in thousands, except share information)

	Bancshares	Bristol Bank	Old Florida	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and due from banks	$15,458	833	6,963	—		23,254
Interest-bearing deposits due from other banks	1,455	1,610	820	—		3,885
Federal funds sold	74,127	220	17,277	(22,681	)(a)	68,943

Total Cash and Cash Equivalents	91,040	2,663	25,060	(22,681)		96,082
Securities held to maturity	25	24,361	8,221	(32,582	)(b)	25
Securities available for sale	42,291	—	23,441	32,329	(b)	98,061
Loans held for sale	—	1,766	—	—		1,766
Loans held for investment	606,564	59,484	254,030	(639	)(c)	919,439
Less: allowance for loan losses	5,666	742	2,681	—		9,089

Net loans held for investment	600,898	58,742	251,349	(639)		910,350
Federal Home Loan Bank stock	2,552	591	1,092	—		4,235
Premises and equipment	6,949	317	10,224	—		17,490
Accrued interest receivable	2,917	602	1,264	—		4,783
Cash surrender value of life insurance	3,173	—	—	—		3,173
Deferred tax asset	3,654	1,161	2,282	—		7,097
Goodwill and other intangible assets	906	—	1,982	68,611	(d)	71,499
Other assets	1,862	147	975	—		2,984

Total Assets	$756,267	90,350	325,890	45,038		1,217,545

Liabilities and Stockholders’ Equity
Deposits	$593,561	70,567	283,158	694	(e)	947,980
Subordinated debt	11,000	—	5,000	—		16,000
Federal home loan bank advances	31,000	8,500	10,313	(334	)(f)	49,479
Federal funds purchased	—	1,191	—	—		1,191
Other liabilities	2,262	299	991	—		3,552

Total Liabilities	637,823	80,557	299,462	360		1,018,202

Stockholders’ Equity
Common Stock	89	6,036	20	(6,018	)(g)	127
Additional paid-in-capital	124,564	6,038	22,727	52,096	(g)	205,425
Accumulated deficit	(5,917)	(2,281)	4,135	(1,854	)(g)	(5,917)
Accumulated other comprehensive loss	(292)	—	(454)	454	(b)	(292)

Total Stockholders’ Equity	118,444	9,793	26,428	44,678		199,343

Total Liabilities and Stockholders’ Equity	$756,267	90,350	325,890	45,038		1,217,545

Total Shares Outstanding	8,871,444	1,224,000	2,010,974	527,756		12,635,564

Book Value Per Share	$13.35	$8.00	$13.14			$15.78

Tangible Book Value Per Share	$13.25	$8.00	$12.16			$10.12

Shares Issued in merger		688,195	3,075,925			3,764,120

Bancshares of Florida, Inc.

Pro Forma Adjustments

June 30, 2006

	Bristol Bank	Old Florida	Combined As Adjusted
	($ in thousands except share data)
Federal funds sold(a)	$(6,181)	(16,500)	(22,681)
Securities held to maturity(b)	(24,361)	(8,221)	(32,582)
Securities available for sale(b)	23,705	8,624	32,329
Loans held for investment(c)	(150)	(489)	(639)
Goodwill and Other Intangible assets(d)	11,481	57,130	68,611
Deposits(e)	(380)	1,074	694
Federal home loan bank advances(f)	(130)	(204)	(334)
Common Stock(g)	(6,029)	11	(6,018)
Additional paid-in-capital(g)	8,752	43,344	52,096
Accumulated deficit(g)	2,281	(4,135)	(1,854)
Accumulated other comprehensive loss(b)	—	454	454

(a)	Represents cash portion of purchase price to include cash out of options

Old Florida stock options outstanding		189,337
Times the purchase price less average exercise price (38.50 - 11.14)		$27.36

Cash price paid		5,180

Cash to existing stockholders	$6,181	11,320
Cash to option holders	—	5,180

Maximum amount of cash payment	6,181	16,500

(b)	Represents mark-to-market of investment securities and reclassification as available for sale.

(c)	Represents fair market value adjustment of loan portfolio.

(d)	Represents goodwill and core deposit intangible as follows:

Goodwill	$9,381	51,012	60,393
Core deposit intangible	2,100	8,100	10,200
Less existing intangibles	—	(1,982)	(1,982)

Total	$11,481	57,130	68,611

(e)	Represents fair market value adjustment of certificates of deposit

(f)	Represents fair market value adjustment of Federal Home Loan Bank advances

(g)	Represents the elimination of Bristol Banks’ and Old Floridas’ current stockholders’ equity and the issuance of Bancshares Stock at the purchase price as follows:

	Bristol Bank		Old Florida
Total Shares Outstanding		1,224,000	2,010,974
Purchase Price	$	x 16.83	x 38.50

		20,600	77,422
Cash @ Maximum amount less amount paid to option holders		(6,181)	(11,320)

Value of Stock issued		14,419	66,102
Plus Stock issued for options		377	—

Total value of Stock issued		$14,796	66,102

# of Shares issued @ $21.50 per share		688,195	3,075,925

Bancshares of Florida, Inc.

Pro Forma Condensed Combined Statement of Operations

Six Months Ended June 30, 2006

(Dollars in thousands, except share data)

	Bancshares	Bristol Bank	Old Florida	Pro Forma Adjustments		Pro Forma Combined
Interest income:
Interest and fees on loans	20,430	2,282	10,322	64	(a)	33,098
Interest on securities and other	525	563	592	—		1,680
Interest on Federal funds sold	849	5	467	—		1,321

Total interest income	21,804	2,850	11,381	64		36,099

Interest expense:
Interest on deposits	7,643	1,147	5,049	(116	)(a)	13,723
Interest on other borrowings	606	268	491	84	(a)	1,449

Total interest expense	8,249	1,415	5,540	(32)		15,172

Net interest income before provision for loan losses	13,555	1,435	5,841	96		20,927
Provision for loan losses	1,262	38	16	—		1,316

Net interest income after provision for loan losses	12,293	1,397	5,825	96		19,611

Noninterest Income:
Gain on Sale of Loans	282	43	117	—		442
Trust fees	1,277	—	—	—		1,277
Service charges and fees	546	122	303	—		971

Total noninterest income	2,105	165	420	—		2,690

Noninterest Expenses:
Salaries and employee benefits	7,030	868	2,144	—		10,042
Occupancy and equipment	2,572	208	764	—		3,544
Advertising, marketing and public relations	402	—	26	—		428
Data processing	913	103	180	—		1,196
Other	1,888	754	803	729	(b)	4,174

Total noninterest expenses	12,805	1,933	3,917	729		19,384

Income (loss) before income taxes (benefit)	1,593	(371)	2,328	(633)		2,917
Income taxes (benefit)	640	(42)	823	—		1,421

Net Income (Loss)	953	(329)	1,505	(633)		1,496

Net Income (Loss) per Share—Basic	$0.14	$0.27	$0.76			$0.14

Net Income (Loss) per Share—Diluted	$0.14	$0.27	$0.72			$0.14

Weighted Average Shares Outstanding—Basic	6,671,212	1,207,200	1,990,279			10,435,332

Weighted Average Shares Outstanding—Diluted	6,928,726	1,207,200	2,076,960			10,692,846

(a) Represents fair market value adjustments to be amortized against the margin over 1-5 years as follows:
Loans		$15	49	64
Deposits		63	(179)	(116)
Federal Home Loan Bank Advances		33	51	84
(b) Represents a core deposit intangible to be amortized over 7 years		150	579	729

Bancshares of Florida, Inc.

Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2005

(Dollars in thousands, except share information)

	Bancshares	Bristol Bank	Old Florida	Pro Forma Adjustments		Pro Forma Combined
Interest income:
Interest and fees on loans	26,370	3,888	15,960	129	(a)	46,347
Interest on securities and other	701	884	804	—		2,389
Interest on Federal funds sold	1,420	102	479	—		2,001

Total interest income	28,491	4,874	17,243	129		50,737

Interest expense:
Interest on deposits	8,966	2,067	6,588	(231	)(a)	17,390
Interest on other borrowings	382	186	529	167	(a)	1,264

Total interest expense	9,348	2,253	7,117	(64)		18,654

Net interest income before provision for loan losses	19,143	2,621	10,126	193		32,083
Provision for loan losses	1,903	249	775	—		2,927

Net interest income after provision for loan losses	17,240	2,372	9,351	193		29,156

Noninterest Income:
Gain on Sale of Loans	333	42	424	—		799
Trust fees	1,546	—	—	—		1,546
Service charges and fees	1,380	412	502	—		2,294
Gain on sale of securities available for sale	—	—	—	—		—

Total noninterest income	3,259	454	926	—		4,639

Noninterest Expenses:
Salaries and employee benefits	10,513	1,522	3,873	—		15,908
Occupancy and equipment	4,126	423	1,590	—		6,139
Advertising, marketing and public relations	403	73	110	—		586
Data processing	1,349	180	357	—		1,886
Other	2,953	823	1,107	1,457	(b)	6,340

Total noninterest expenses	19,344	3,021	7,037	1,457		30,859

Income (loss) before income taxes (benefit)	1,155	(195)	3,240	(1,264)		2,936
Income taxes (benefit)	(3,728)	(66)	1,165	—		(2,629)

Net Income (Loss)	4,883	(129)	2,075	(1,264)		5,565

Net Income (Loss) per Share—Basic	$0.82	$(0.12)	$1.07			$0.57

Net Income (Loss) per Share—Diluted	$0.79	$(0.12)	$1.01			$0.55

Weighted Average Shares Outstanding—Basic	5,595,233	1,114,937	1,943,376			9,359,353

Weighted Average Shares Outstanding—Diluted	5,813,230	1,114,937	2,050,015			9,577,350

(a) Represents fair market value adjustments to be amortized against the margin over 1-5 years as follows:
Loans		$31	98	129
Deposits		128	(359)	(231)
Federal Home Loan Bank Advances		65	102	167
(b) Represents a core deposit intangible to be amortized over 7 years		300	1,157	1,457

OLD FLORIDA BANKSHARES, INC.

Independent Auditors’ Report

Old Florida Bankshares, Inc.

Ft. Myers, Florida:

We have audited the accompanying consolidated balance sheets of Old Florida Bankshares, Inc. and Subsidiaries (the “Company”) at December 31, 2005 and 2004, and the related consolidated statements of earnings, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 3, 2006

OLD F LORIDA BANKSHARES, INC.

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	December 31,
	2005	2004
Assets
Cash and due from banks	$9,941	6,667
Interest-bearing deposits with banks	381	241
Federal funds sold	9,451	22,402

Total cash and cash equivalents	19,773	29,310
Securities available for sale	17,548	17,694
Securities held to maturity	3,840	1,074
Loans, net of allowance for loan losses of $2,595 in 2005 and $1,860 in 2004	256,120	182,870
Premises and equipment, net	10,097	8,918
Federal Home Loan Bank stock, at cost	843	1,260
Accrued interest receivable	1,101	561
Deferred income taxes	2,086	1,772
Goodwill	1,982	1,982
Core deposit intangible	134	232
Other assets	1,253	544

Total assets	$314,777	246,217

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	29,194	17,560
Savings, NOW and money-market deposits	100,389	82,592
Time deposits	137,779	101,804

Total deposits	267,362	201,956
Official checks	3,301	874
Other borrowings	5,000	—
Federal Home Loan Bank advances	7,820	20,650
Subordinated note	5,000	—
Accrued interest payable and other liabilities	1,539	751

Total liabilities	290,022	224,231

Commitments (Notes 4 and 9)
Stockholders’ equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value; 5,000,000 shares authorized, 1,988,349 and 1,930,255 shares issued and outstanding in 2005 and 2004	20	20
Additional paid-in capital	22,370	21,477
Retained Earnings	2,630	555
Accumulated other comprehensive loss	(265)	(66)

Total stockholders’ equity	24,755	21,986

Total liabilities and stockholders’ equity	$314,777	246,217

See Accompanying Notes to Consolidated Financial Statements.

OLD FLORIDA BANKSHARES, INC.

Consolidated Statements of Earnings

($ in thousands, except per share amounts)

	Years Ended December 31,
	2005	2004
Interest income:
Loans	$15,960	9,879
Securities	804	685
Other interest-earning assets	479	134

Total interest income	17,243	10,698

Interest expense:
Deposits	6,588	3,221
Other borrowings	529	303

Total interest expense	7,117	3,524

Net interest income	10,126	7,174
Provision for loan losses	775	433

Net interest income after provision for loan losses	9,351	6,741

Noninterest income:
Service charges on deposit accounts	243	185
Other service charges and fees	141	99
Gain on sale of securities available for sale	—	3
Gain on sale of loans held for sale	424	184
Loan brokerage fees	118	29

Total noninterest income	926	500

Noninterest expenses:
Salaries and employee benefits	3,873	3,462
Occupancy and equipment	1,401	1,208
Advertising	110	104
Insurance	64	66
Data processing	357	341
Telephone	189	180
Professional fees	122	100
Other	921	858

Total noninterest expenses	7,037	6,319

Earnings before income taxes	3,240	922
Income taxes	1,165	351

Net earnings	$2,075	571

Basic earnings per share	$1.07	.30

Weighted average number of shares outstanding for basic	1,943,376	1,929,974

Diluted earnings per share	$1.01	.29

Weighted average number of shares outstanding for diluted	2,050,015	1,978,656

See Accompanying Notes to Consolidated Financial Statements.

OLD FLORIDA BANKSHARES, INC.

Consolidated Statements of Changes in Stockholders’ Equity

($ in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Compre- hensive Income (Loss)	Total Stockholders’ Equity
Balance at December 31, 2003	$19	21,469	(16)	46	21,518

Comprehensive income:
Net earnings	—	—	571	—	571
Net change in unrealized gain on securities available for sale, net of tax	—	—	—	(112)	(112)

Comprehensive income					459

Stock options exercised (660 shares)	1	8	—	—	9

Balance at December 31, 2004	20	21,477	555	(66)	21,986

Comprehensive income:
Net earnings	—	—	2,075	—	2,075
Net change in unrealized loss on securities available for sale, net of tax	—	—	—	(199)	(199)

Comprehensive income					1,876

Stock options and warrants exercised exercised (58,094 shares), including tax benefit of $218	—	893	—	—	893

Balance at December 31, 2005	$20	22,370	2,630	(265)	24,755

See Accompanying Notes to Consolidated Financial Statements.

OLD FLORIDA BANKSHARES, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2005	2004
Cash flows from operating activities:
Net earnings	$2,075	571
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	662	632
Provision for loan losses	775	433
(Credit) Provision for deferred income taxes	(211)	56
Amortization of loan fees, costs, premiums and discounts	(730)	(494)
Amortization of purchase accounting adjustments	(41)	(76)
Gain on sale of securities available for sale	—	(3)
Gain on sale of loans held for sale	(424)	(184)
Proceeds from sale of loans held for sale	23,435	11,949
Originations of loans held for sale	(23,011)	(11,765)
Increase in accrued interest receivable	(540)	(85)
Increase in other assets	(491)	(25)
Increase (decrease) in official checks, accrued interest payable and other liabilities	3,215	(2,093)

Net cash provided by (used in) operating activities	4,714	(1,084)

Cash flows from investing activities:
Purchase of securities available for sale	(6,113)	(11,384)
Purchase of securities held to maturity	(2,878)	(100)
Principal collected on securities available for sale	2,907	3,489
Maturities and calls of securities available for sale	3,100	—
Sale of securities available for sale	—	5,047
Net increase in loans	(73,237)	(57,703)
Redemption (purchase) of Federal Home Loan Bank stock	417	(652)
Purchase of premises and equipment	(1,839)	(414)

Net cash used in provided by investing activities	(77,643)	(61,717)

Cash flows from financing activities:
Net increase in deposits	65,531	67,667
Repayment of Federal Home Loan Bank advances	(34,314)	(13)
Proceeds from Federal Home Loan Bank advances	21,500	14,500
Proceeds from subordinated note	5,000	—
Proceeds from other borrowings	5,000	—
Proceeds from stock options and warrants exercised	675	9

Net cash provided by financing activities	63,392	82,163

Net (decrease) increase in cash and cash equivalents	(9,537)	19,362
Cash and cash equivalents at beginning of year	29,310	9,948

Cash and cash equivalents at end of year	$19,773	29,310

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$6,960	3,853

Income taxes	$1,217	135

Noncash transactions:
Accumulated other comprehensive income, net change in unrealized gain (loss) on securities available for sale	$(199)	(112)

Adjustments to goodwill in 2004 relating to acquisition of Marine:
Recognition of net operating loss carryforward	$—	1,703

Reclassification from loans	$—	174

Tax benefit from stock options exercised	$218	—

See Accompanying Notes to Consolidated Financial Statements.

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements

At December 31, 2005 and 2004 and For the Years then Ended

(1) Summary of Significant Accounting Policies

General. Old Florida Bankshares, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Old Florida Bank (the “Bank”) and Old Florida Capital, Inc. (“OFC”) (collectively the “Company”). The Holding Company’s only business activities are those of its subsidiaries. The Bank is a state (Florida) chartered commercial bank. The Bank offers a variety of community banking services to individual and corporate customers through its four banking offices located in Ft. Myers, Bonita Springs, Cape Coral and Naples, Florida. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation. OFC brokers commercial mortgage loans.

On August 15, 2003, the Company acquired 100% of Marine Bancshares, Inc. (“Marine”), a bank holding company and parent company of Marine National Bank, which offered a variety of community banking services to individuals and corporate customers through its one banking office located in Naples, Florida. This purchase resulted in goodwill of approximately $3,511,000. In the first quarter of 2004, management adjusted the fair value of assets acquired based on subsequent information that existed at the date of acquisition. Management determined that it was more likely than not that the net operating loss carryforward of Marine would be realized with future earnings during the carryforward period and recorded a deferred tax asset and a reduction to goodwill of $1,703,000. In addition, a loan which was determined to be uncollectible at the date of acquisition decreased the fair value of the loans acquired and increased goodwill by $174,000.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company, the Bank and OFC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits with banks and federal funds sold, all of which mature within ninety days.

The Company’s banking subsidiary is required by law or regulation to maintain cash reserves with the Federal Reserve Bank. The reserve balances at December 31, 2005 and 2004 were approximately $1,464,000 and $750,000, respectively.

Securities. Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in accumulated other comprehensive loss. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Commitment fees, loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well-collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale. Loans held for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations. There were no loans held for sale at December 31, 2005 and 2004.

Loan origination fees and direct loan origination costs are deferred until the related loan is sold, at which time the net fees are included in the gain on sale of loans held for sale in the consolidated statements of earnings.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either loss, doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical industry loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual installment, home equity or residential loans for impairment disclosures.

Premises and Equipment. Land is stated at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is computed using the straight-line method over the estimated useful life of each type of asset or the lease term, if shorter.

Core Deposit Intangible. The core deposit intangible resulted from the acquisition of Marine. This amount is being amortized using an accelerated method over five years, the estimated remaining life of the related deposits. Amortization expense for 2005 and 2004 was $98,022 and $124,756, respectively. The future amortization expense will be $71,289 for 2006, $44,556 for 2007 and $17,822 for 2008.

Goodwill. Goodwill resulted from the acquisition of Marine. The Company follows Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill during the years ended December 31, 2005 or 2004. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Intangible Asset. In February 2002, the Company acquired deposits from another financial institution in South Fort Myers, Florida. The deposits were transferred to the Fort Myers branch. The excess of the fair value of liabilities assumed over the fair value of tangible assets acquired in this transaction is being amortized on the straight-line basis over ten years. The intangible asset at December 31, 2005 and 2004 was $130,111 and $151,499, respectively, and is included in other assets on the consolidated balance sheets.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

The Company files a consolidated income tax return. Income taxes are allocated proportionately to the Holding Company and it subsidiaries as though separate income tax returns were filed.

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively, “SFAS 123”) encourages all entities to adopt a fair value based method

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company has elected to continue with the accounting methodology in APB No. 25, and as a result has provided proforma disclosures of net earnings and other disclosures as if the fair value based method of accounting has been applied. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant, except for the stock options issued in connection with the acquisition of Marine (see Note 13).

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation ($ in thousands, except per share data).

	Years Ended December 31,
	2005	2004
Net earnings, as reported	$2,075	571
Deduct: Total stock-based employee compensation determined under the minimum value method for all awards, net of related tax effect	(46)	(33)

Proforma net earnings	$2,029	538

Basic earnings per share	$1.07	.30

Proforma basic earnings per share	$1.04	.28

Diluted earnings per share	$1.01	.29

Proforma diluted earnings per share	$.99	.27

The fair value of each option grant is estimated on the date of grant using the minimum value method. There were no options granted in 2005. The fair value of the options granted in 2004 were determined using the following assumptions ($ in thousands):

Risk-free interest rate	4.51%
Dividend yield	—%
Expected volatility	—%
Expected life in years	10
Estimated aggregate fair value of options granted	$92

Off-Balance-Sheet Financial Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, standby letters of credit and unused lines of credit and construction funding. Such financial instruments are recorded in the consolidated financial statements when they are funded.

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Also certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximates their fair value.

Securities. Fair values for securities available for sale and held to maturity are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock approximates fair value.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued Interest. The carrying amount approximates fair value.

Deposit Liabilities. The fair values disclosed for demand, savings, NOW and money market deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities of time deposits.

Other Borrowings. The carrying amount of repurchase agreements purchased approximates fair value.

Federal Home Loan Bank Advances. Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on Federal Home Loan Bank advances.

Subordinated Notes. The carrying amount of subordinated notes approximates fair value.

Off-Balance-Sheet Financial Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

Earnings Per Share. Earnings per share (“EPS”) of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options are considered dilutive securities for purposes of calculating diluted EPS which is computed using the treasury stock method. All outstanding warrants are not considered dilutive securities in 2004. The following tables present the calculations of EPS (dollars in thousands, except per share amounts).

	For the Year Ended December 31, 2005
	Earnings	Weighted- Average Shares	Per Share Amount
Basic EPS:
Net earnings available to common stockholders	$2,075	1,943,376	$1.07

Effect of dilutive securities-
Incremental shares from assumed conversion of options and warrants		106,639

Diluted EPS:
Net earnings available to common stockholders and assumed conversions	$2,075	2,050,015	$1.01

	For the Year Ended December 31, 2004
	Earnings	Weighted- Average Shares	Per Share Amount
Basic EPS:
Net earnings available to common stockholders	$571	1,929,974	$.30

Effect of dilutive securities-
Incremental shares from assumed conversion of options		48,682

Diluted EPS:
Net earnings available to common stockholders and assumed conversions	$571	1,978,656	$.29

The following warrants issued in connection with the acquisition of Marine (see Note 13) were excluded from the calculation of EPS due to the exercise price being above the average market price:

	Number of Outstanding Warrants	Exercise Price	Expire
For the year ended December 31, 2004	63,875	$16.13	2009

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net earnings, are components of comprehensive income. The components of other comprehensive income and related tax effects are as follows (in thousands):

	Years Ended December 31,
	2005	2004
Unrealized holding losses on available-for-sale securities	$(302)	(166)
Reclassification adjustment for gains realized in earnings	—	(3)

Net unrealized losses	(302)	(169)
Income taxes	103	57

Net amount	$(199)	(112)

Advertising. The Company expenses all media advertising as incurred.

Recent Pronouncements. In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. This SOP requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received. The SOP also prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. The SOP was effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP did not impact the Company’s financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised), Share-Based Payment (“SFAS No. 123(R)”). This Statement replaces SFAS 123 and supersedes APB No. 25. SFAS No. 123 (R) clarifies and expands SFAS 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, accounting for nonsubstantive vesting provisions, and attributing compensation cost to reporting periods. Under the provisions of SFAS No. 123(R), the alternative to use APB No. 25’s intrinsic value method of accounting that was provided in SFAS 123, as originally issued, is eliminated. Effective January 1, 2006, the Company will begin expensing the fair value of any stock options granted after January 1, 2006.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements An Amendment of APB Opinion No. 28. SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Reclassifications. Certain balances in the 2004 consolidated financial statements have been reclassified to conform to the 2005 presentation.

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(2) Securities

Securities have been classified according to management’s intent. The carrying amount of securities and their approximate fair values are as follows (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for Sale:
At December 31, 2005:
U.S. Government Agency securities	$5,283	—	(67)	5,216
Collateralized mortgage obligations	4,645	—	(113)	4,532
Mortgage-backed securities	8,021	1	(222)	7,800

	$17,949	1	(402)	17,548

At December 31, 2004:
U.S. Government Agency securities	2,986	—	(1)	2,985
Collateralized mortgage obligations	5,603	2	(57)	5,548
Mortgage-backed securities	9,205	12	(56)	9,161

	$17,794	14	(114)	17,694

Held to Maturity:
At December 31, 2005:
U. S. Government Agency securities	494	—	—	494
Tax-Exempt Municipals	3,246	7	(58)	3,195
Other securities	100	—	—	100

	$3,840	7	(58)	3,789

At December 31, 2004:
Tax-Exempt Municipals	974	1	(18)	957
Other Securities	100	—	—	100

	$1,074	1	(18)	1,057

There were no sales of securities available for sale in 2005. Sales of securities available for sale in 2004 were as follows (in thousands):

Gross proceeds	$5,047

Gross gains	25
Gross losses	(22)

Net gains	$3

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

The scheduled maturities of securities at December 31, 2005 are as follows (in thousands):

	Held to Maturity		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in less than one year	$—	—	1,000	995
Due from one to five years	1,224	1,204	4,283	4,221
Due from five to ten years	2,216	2,178	—	—
Due in over ten years	400	407	—	—
Collateralized mortgage obligations	—	—	4,645	4,532
Mortgage-backed securities	—	—	8,021	7,800

	$3,840	3,789	17,949	17,548

Securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. Government Agency securities	$67	5,216	—	—
Collateralized mortgage obligations	—	—	113	4,532
Mortgage-backed securities	10	919	212	6,850

Total securities available for sale	$77	6,135	325	11,382

Securities held to maturity-
Tax-exempt municipals	$58	2,673	—	—

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The unrealized losses on investment securities were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporary impaired.

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(3) Loans

The components of loans are as follows (in thousands):

	At December 31,
	2005	2004
Commercial	$11,275	9,324
Commercial real estate	220,209	147,790
Residential real estate	15,934	19,750
Installment	6,922	3,580
Home equity	5,131	4,833

	259,471	185,277
Deduct:
Net deferred loan and commitment fees	(756)	(547)
Allowance for loan losses	(2,595)	(1,860)

Loans, net	$256,120	182,870

An analysis of the change in the allowance for loan losses follows (in thousands):

	Years Ended December 31,
	2005	2004
Beginning balance	$1,860	1,427
Provision for loan losses	775	433
(Charge-offs), net of recoveries	(40)	—

Ending balance	$2,595	1,860

The Company identifies impaired loans in accordance with Statement of Financial Accounting Standards No. 114 and 118. One loan was identified as impaired at December 31, 2005. There were no impaired loans as of December 31, 2004. The following summarizes the amount of this impaired loan at December 31, 2005, which was collateral dependent (in thousands):

Loan identified as impaired:
Gross loan with no related allowance for losses	$—
Gross loan with related allowance for losses recorded	199
Less: Allowances on this loan	(100)

Net investment in impaired loan	$99

The average net investment in impaired loans and interest income recognized and received on impaired loans during 2005 and 2004 was as follows (in thousands):

	Year Ended December 31,
	2005	2004
Average net investment in impaired loans	$50	7

Interest income recognized on impaired loans	$—	—

Interest income received on impaired loans	$—	—

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

There were no nonaccrual or accruing loans past due ninety days or more at December 31, 2004. Nonaccrual and accruing loans past due ninety days or more at December 31, 2005 were as follows (in thousands):

Nonaccrual loans	$199
Accruing loans past due ninety days or more	234

Total	$433

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2005	2004
Land	$3,161	2,032
Building	6,362	6,299
Leasehold improvements	248	230
Furniture and fixtures	1,626	1,316
Computer equipment and software	1,404	1,082

Total, at cost	12,801	10,959
Less accumulated depreciation and amortization	(2,704)	(2,041)

Premises and equipment, net	$10,097	8,918

The Company has operating leases for two of its branch facilities. Both leases are for terms of five years. One lease contains three five-year renewal options, and the other lease has two five-year renewal options. Also the Company leases certain equipment and automobiles under operating leases, with terms ranging from two to three years. Rent expense under operating leases during the years ended December 31, 2005 and 2004 was $243,338 and $269,054, respectively. The Company also leases office space in its Naples branch under an operating lease to a third party. Rental income for 2005 and 2004 was $105,855 and $137,607, respectively. Approximate future minimum annual rental commitments under noncancellable operating leases are as follows (in thousands):

Year Ending December 31,	Operating Lease Expense	Operating Lease Income
2006	$222	112
2007	230	118
2008	237	125
2009	242	133
2010	200	142

	$1,131	630

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(5) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $81.8 million and $50.4 million at December 31, 2005 and 2004, respectively.

A schedule of maturities of time deposits at December 31, 2005 follows (in thousands):

Year Ending December 31,
2006	$87,993
2007	18,072
2008	6,386
2009	11,078
2010	14,250

$137,779

(6) Other Borrowings

The Company entered into a repurchase agreement with another bank. The agreement requires the Company to pledge securities as collateral. At December 31, 2005, the outstanding balance of such borrowings totaled $5 million and the Company pledged securities with a carrying value of approximately $5.4 million as collateral for the agreement.

(7) Federal Home Loan Bank Advances

Maturities and interest rates on Federal Home Loan Bank (“FHLB”) advances were as follows (dollars in thousands):

	Interest Rate		At December 31,
Year Ending December 31,			2005	2004
2005	2.49%		$—	7,500
2005	Variable		—	10,000
2006	4.60%		7,500	—
2011	1.50	%(1)	320	334
2012	2.39	%(2)	—	2,816

			$7,820	20,650

(1)	Low interest rate due to being related to FHLB low-income community development loan program.
(2)	FHLB called this advance in 2005.

At December 31, 2005 and 2004, FHLB advances were collateralized by all of the Company’s FHLB stock and a blanket lien on commercial real estate and residential real estate loans.

(8) Subordinated Notes

On June 15, 2005, the Bank issued $5,000,000 in subordinated capital notes (the “Notes”). The Notes mature on June 30, 2015 and bear interest equal to the three-month LIBOR plus 1.9% (4.36% at December 31, 2005). After June 30, 2010, the Notes may be redeemed at the Bank’s option at any time.

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(9) Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unused lines of credit and construction funding, commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for unused lines of credit and construction funding, commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that included in extending loans to customers. All outstanding letters of credit at December 31, 2005 expire in 2006 and the Company has not recorded a liability for these letters of credit. The Company has collateral securing these agreements or guarantees, which in the event that the Company is required to fund the letters of credit, is expected to result in no loss to the Company.

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	At December 31, 2005		At December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$19,773	19,773	29,310	29,310

Securities available for sale	$17,548	17,548	17,694	17,694

Securities held to maturity	$3,840	3,789	1,074	1,057

Loans, net	$256,120	255,631	182,870	182,698

Accrued interest receivable	$1,101	1,101	561	561

Federal Home Loan Bank stock	$843	843	1,260	1,260

Financial liabilities:
Deposits	$267,362	268,436	201,956	209,856

FHLB advances	$7,820	7,616	20,650	20,419

Subordinated notes	$5,000	5,000	—	—

Other borrowings	$5,000	5,000	—	—

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

Unused lines of credit and constructing funding, commitments to extend credit and standby letters of credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments, with off-balance-sheet risk at December 31, 2005 follows (in thousands):

	Contract Amount	Estimated Carrying Amount	Fair Value
Unused lines of credit and construction funding	$38,931	—	—

Commitments to extend credit	$8,675	—	—

Standby letters of credit	$641	—	—

(10) Credit Risk

The Company grants the majority of its loans to borrowers throughout the Ft. Myers, Bonita Springs, Cape Coral and Naples, Florida areas. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy of Ft. Myers, Bonita Springs, Cape Coral and Naples, Florida.

(11) Income Taxes

Allocation of Federal and state income taxes between current and deferred portions is as follows (in thousands):

	Years Ended December 31,
	2005	2004
Current:
Federal	$1,171	251
State	205	44

Total current	1,376	295

Deferred:
Federal	(180)	48
State	(31)	8

Total deferred	(211)	56

Total income taxes	$1,165	351

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Years Ended December 31,
	2005		2004
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Income taxes at Federal statutory rate	$1,102	34.0%	$313	34.0%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	115	3.5	34	3.7
Tax exempt interest, net	(22)	(.7)	—	—
Other	(30)	(.8)	4.4

	$1,165	36.0%	$351	38.1%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,
	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$1,108	1,256
Allowance for loan losses	842	551
Accumulated depreciation	21	14
Unrealized loss on securities available for sale	137	34
Other	13	12

Deferred tax assets	2,121	1,867
Deferred tax liabilities:
Purchase accounting adjustments	(35)	(74)
Accrual to cash adjustment	—	(21)

Deferred tax liabilities	(35)	(95)

Net deferred tax asset	$2,086	1,772

During 2004, the Company reversed a valuation allowance to reflect the amount of deferred tax assets from the Marine acquisition, which more likely than not, will be realized (see note 1). The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income in the future. Based on the current and projected taxable income of the Company, management believes the realization of the deferred tax asset is probable.

At December 31, 2005, the Company has approximately $2,945,000 of net operating loss carryforwards available to offset future taxable income. These carryforwards will expire beginning in 2019 if not previously utilized. Due to a prior change in ownership these net operating loss carryforwards are subject to an annual limitation of approximately $394,000.

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(12) Related Party Transactions

At December 31, 2005 and 2004, officers and directors of the Company and entities in which they hold a financial interest had loan balances outstanding to the Company of approximately $1.8 million and $1.7 million, respectively.

(13) Stock Option Plans and Warrants

The Company has an incentive stock option plan for officers and employees of the Company and has reserved 100,000 shares of common stock for the plan. The exercise price of the stock options is the greater of $10 or the fair market value of the common stock on the date of grant. The options vest 33% during the second and third year, respectively, after grant and are fully exercisable during the fourth year after the grant date. The options must be exercised within 10 years from the date of grant. At December 31, 2005, 25,969 shares remain available for grant.

The Company also has a nonqualified stock option plan for directors of the Company and has reserved 131,000 (amended) shares of common stock for the plan. The exercise price of the stock options is the greater of $10 or the fair market value of the common stock on the date of grant and options vest 33% during the second and third year, respectively, after grant and are fully exercisable during the fourth year after the grant date, except for the stock options issued in connection with the acquisition of Marine which had a exercise price of $8.06 and were fully vested when issued. The options must be exercised within 10 years from the date of grant. As of December 31, 2005 all available options had been granted.

A summary of stock option transactions follows ($ in thousands, except per share amounts):

	Number of Shares	Range of Per Share Option Price	Weighted-Average Per Share Price	Aggregate Option Price
Outstanding at December 31, 2003	199,396	$8.06-13.90	10.00	1,994
Options granted	13,500	15.30	15.30	207
Options exercised	(660)	(12.50)	(12.50)	(9)
Options forfeited	(3,340)	(12.50)	(12.50)	(42)

Outstanding at December 31, 2004	208,896	8.06-15.30	10.25	2,150
Options exercised	(33,310)	8.06-11.50	8.30	(276)
Options forfeited	(5,190)	11.50-15.30	13.89	(72)

Outstanding at December 31, 2005	170,396	$10.00-15.30	10.58	1,802

The weighted-average remaining contractual life of the outstanding stock options at December 31, 2005 and 2004 was 4.1 years and 4.8 years, respectively.

These options are exercisable as follows:

Year Ending	Number of Shares	Weighted-Average Exercise Price
Currently	162,563	$10.28
2006	4,333	15.03
2007	3,500	15.30

	170,396	$10.58

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

The 31,000 stock options issued in 2003 in connection with the acquisition of Marine had an exercise price of $8.06 which was less than the market value of the Company’s common stock at the date of acquisition. The difference was recorded as additional paid-in-capital and goodwill.

In connection with the acquisition of Marine, former directors of Marine had 103,024 warrants outstanding which were converted into 63,875 warrants to purchase one share of the Company’s common stock for each warrant issued at a price of $16.13, which exceeded the market value of the Company’s common stock at the date of acquisition. The warrants were vested immediately and are exercisable through 2009. In 2005, 24,784 warrants were exercised and at December 31, 2005, 39,091 warrants still remain unexercised.

(14) Profit Sharing Plan

The Company sponsors a profit sharing plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The profit sharing plan is available to all employees electing to participate after meeting certain length-of-service requirements. The Company contributed $61,263 and $57,328 to the plan during the years ended December 31, 2005 and 2004, respectively.

(15) Stockholders’ Equity

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Holding Company.

(16) Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s and Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percents (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

As of December 31, 2005, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table (dollars in thousands).

	Actual		For Capital Adequacy Purposes		For Well Capitalized Purposes
	Amount	Percent	Amount	Percent	Amount	Percent
Consolidated:
As of December 31, 2005:
Total capital (to Risk-Weighted Assets)	$30,484	11.37%	$21,454	8.00%	N/A	N/A
Tier I Capital (to Risk-Weighted Assets)	22,890	8.54	10,727	4.00	N/A	N/A
Tier I Capital (to Average Assets)	22,890	7.37	12,416	4.00	N/A	N/A
As of December 31, 2004:
Total capital (to Risk-Weighted Assets)	21,139	10.80	15,663	8.00	N/A	N/A
Tier I Capital (to Risk-Weighted Assets)	19,279	9.85	7,832	4.00	N/A	N/A
Tier I Capital (to Average Assets)	19,279	7.93	9,729	4.00	N/A	N/A

Bank:
As of December 31, 2005:
Total capital (to Risk-Weighted Assets)	$29,173	10.88%	$21,454	8.00%	$26,817	10.00%
Tier I Capital (to Risk-Weighted Assets)	21,579	8.05	10,727	4.00	16,090	6.00
Tier I Capital (to Average Assets)	21,579	6.94	12,431	4.00	15,538	5.00
As of December 31, 2004:
Total capital (to Risk-Weighted Assets)	20,713	10.58	15,663	8.00	19,579	10.00
Tier I Capital (to Risk-Weighted Assets)	18,853	9.63	7,832	4.00	11,748	6.00
Tier I Capital (to Average Assets)	18,853	8.52	8,852	4.00	11,065	5.00

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(17) Holding Company Financial Information

The Holding Company’s financial information as of December 31, 2005 and 2004 and for the years then ended follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2005	2004
Assets
Cash	$319	176
Security held to maturity	594	100
Investment in subsidiaries	23,484	21,570
Other assets	358	140

Total assets	$24,755	21,986

Liabilities and Stockholders’ Equity
Stockholders’ equity	24,755	21,986

Total liabilities and stockholders’ equity	$24,755	21,986

Condensed Statements of Earnings

	For the Years Ended December 31,
	2005	2004
Expenses	$(38)	(44)
Income of subsidiaries	2,113	615

Net earnings	$2,075	571

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2005	2004
Cash flows from operating activities:
Net earnings	$2,075	571
Adjustments to reconcile net earnings to net cash used in operating activities:
Increase in other assets	—	(20)
Equity in undistributed earnings of subsidiaries	(2,113)	(615)

Net cash used in operating activities	(38)	(64)

Cash flows from investing activity-
Purchase of security held to maturity	(494)	(100)

Cash flows from financing activity-
Proceeds from stock options exercised	675	9

Net increase (decrease) in cash	143	(155)
Cash at beginning of the year	176	331

Cash at end of year	$319	176

Noncash transaction-
Change in investment in subsidiary due to change in accumulated other comprehensive income, change in unrealized gain (loss) on securities available for sale, net of income tax	$(199)	(112)

Tax benefit from stock options exercised	$218	—

(18) Acquisition (Unaudited)

On August 28, 2006, the Company’s board of directors voted unanimously to approve and adopt an Agreement and Plan of Merger between the Company and Bancshares of Florida, Inc. Under the terms of the agreement, the shareholders of the Company will be able to elect to receive cash or shares of Bancshares of Florida, Inc. common stock in exchange for their shares of the Company. Bancshares of Florida, Inc. will be the surviving bank holding company, and the Bank’s operations will be combined with those of Bancshares of Florida, Inc.’s subsidiary, Bank of Florida – Southwest. Bancshares of Florida, Inc. is in the process of preparing the necessary regulatory applications and the Company and Bancshares of Florida, Inc. are in the process or preparing a joint proxy statement/prospectus to solicit their shareholders to approve the merger.

OLD FLORIDA BANKSHARES, INC.

Condensed Consolidated Balance Sheet (Unaudited)

June 30, 2006

($ in thousands, except per share amounts)

Assets
Cash and due from banks	$7,783
Federal funds sold	17,277

Total cash and cash equivalents	25,060
Securities held to maturity	8,221
Securities available for sale	23,441
Loans, net of allowance for loan losses of $2,681	251,349
Federal Home Loan Bank stock, at cost	1,092
Premises and equipment, net	10,224
Accrued interest receivable	1,264
Goodwill	1,982
Core deposit intangible	99
Other assets	3,158

Total assets	$325,890

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	20,241
Savings, NOW and money-market deposits	126,694
Time deposits	134,222

Total deposits	281,157
Federal Home Loan Bank advances	10,313
Subordinated note	5,000
Official checks	2,001
Accrued interest payable and other liabilities	991

Total liabilities	299,462

Stockholders’ equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized, none issued or outstanding	—
Common stock, $.01 par value; 5,000,000 shares authorized, 2,010,974 shares issued and outstanding	20
Additional paid-in capital	22,727
Retained earnings	4,135
Accumulated other comprehensive loss	(454)

Total stockholders’ equity	26,428

Total liabilities and stockholders’ equity	$325,890

See Accompanying Notes to Condensed Consolidated Financial Statements.

OLD FLORIDA BANKSHARES, INC.

Condensed Consolidated Statements of Earnings (Unaudited)

($ in thousands, except per share amounts)

	Six Months Ended June 30,
	2006	2005
Interest income:
Loans	$10,322	6,768
Securities	592	383
Other interest-earning assets	467	190

Total interest income	11,381	7,341

Interest expense:
Deposits	5,049	2,708
Other borrowings	491	160

Total interest expense	5,540	2,868

Net interest income	5,841	4,473
Provision for loan losses	16	345

Net interest income after provision for loan losses	5,825	4,128

Noninterest income:
Service charges on deposit accounts	61	106
Other service charges and fees	119	81
Gain on sale of loans held for sale	117	179
Loan brokerage fees	122	15
Other	59	—

Total noninterest income	478	381

Noninterest expenses:
Salaries and employee benefits	2,144	1,683
Occupancy and equipment	721	635
Advertising	26	40
Data processing	180	192
Professional fees	57	60
Insurance	27	23
Telephone	96	84
Other	724	432

Total noninterest expenses	3,975	3,149

Earnings before income taxes	2,328	1,360
Income taxes	823	495

Net earnings	$1,505	865

Net earnings per share:
Basic	$0.76	0.45

Diluted	$0.72	0.43

See Accompanying Notes to Condensed Consolidated Financial Statements.

OLD FLORIDA BANKSHARES, INC.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

Six Months Ended June 30, 2006 and 2005

($ in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance at December 31, 2004	$20	21,477	555	(66)	21,986

Comprehensive income:
Net earnings for the six months ended June 30, 2005 (unaudited)	—	—	865	—	865
Net change in unrealized loss on securities available for sale, net of tax (unaudited)	—	—	—	(9)	(9)

Comprehensive income (unaudited)					856

Stock options exercised (2,310 shares) (unaudited)	—	26	—	—	26

Balance at June 30, 2005 (unaudited)	$20	21,503	1,420	(75)	22,868

Balance at December 31, 2005	20	22,370	2,630	(265)	24,755

Comprehensive income:
Net earnings for the six months ended June 30, 2006 (unaudited)	—	—	1,505	—	1,505
Net change in unrealized loss on securities available for sale, net of tax (unaudited)	—	—	—	(189)	(189)

Comprehensive income (unaudited)					1,316

Stock options and warrants exercised (22,625 shares) (unaudited)	—	357	—	—	357

Balance at June 30, 2006 (unaudited)	$20	22,727	4,135	(454)	26,428

See Accompanying Notes to Condensed Consolidated Financial Statements.

OLD FLORIDA BANKSHARES, INC.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Six Months Ended June 30,
	2006	2005
Cash flows from operating activities:
Net earnings	$1,505	865
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	377	265
Provision for loan losses	16	345
Net amortization of loan fees, costs, premiums and discounts	(350)	(365)
Amortization of purchase accounting adjustments	(5)	(27)
Gain on sale of loans held for sale	(117)	(179)
Proceeds from sale of loans held for sale	7,410	8,802
Origination of loans held for sale	(7,293)	(8,623)
Increase in accrued interest receivable	(163)	(220)
Decrease in other assets	264	336
(Decrease) increase in official checks, accrued interest payable and other liabilities	(1,848)	3,566

Net cash (used in) provided by operating activities	(204)	4,765

Cash flows from investing activities:
Purchase of securities available for sale	(7,442)	(3,750)
Purchases of securities held to maturity	(4,389)	(1,513)
Principal repayments of securities available for sale	953	1,523
Maturities and calls of securities available for sale	226	1,000
Net decrease (increase) in loans	5,205	(31,568)
Purchase of premises and equipment	(502)	(304)
(Purchase) redemption of Federal Home Loan Bank stock	(249)	619

Net cash used in investing activities	(6,198)	(33,993)

Cash flows from financing activities:
Net increase in deposits	13,825	39,226
Proceeds from exercise of common stock options and warrants	357	26
Repayments of Federal Home Loan Bank advances	(7,493)	(17,307)
Proceeds from Federal Home Loan Bank advances	10,000	—
Proceeds from subordinated note	—	5,000
Decrease in other borrowings	(5,000)	—

Net cash provided by financing activities	11,689	26,945

Net increase (decrease) in cash and cash equivalents	5,287	(2,283)
Cash and cash equivalents at beginning of the period	19,773	29,310

Cash and cash equivalents at end of the period	$25,060	27,027

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$5,597	2,826

Income taxes	$857	285

Noncash transaction-
Accumulated other comprehensive loss, net change in unrealized loss on securities available for sale, net of tax	$(189)	(9)

See Accompanying Notes to Condensed Consolidated Financial Statements.

OLD FLORIDA BANKSHARES, INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

At June 30, 2006 and the Six Months Ended June 30, 2006 and 2005

(1) General. Old Florida Bankshares, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Old Florida Bank (the “Bank”) and Old Florida Capital, Inc. (“OFC”) (collectively the “Company”). The Holding Company’s only business activities are those of its subsidiaries. The Bank is a state (Florida) chartered commercial bank. The Bank offers a variety of community banking services to individual and corporate customers through its four banking offices located in Ft. Myers, Bonita Springs, Cape Coral and Naples, Florida. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation. OFC brokers commercial mortgage loans.

In the opinion of the management, the accompanying condensed consolidated financial statements of the Company contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at June 30, 2006, and the results of operations and cash flows for the six-months periods ended June 30, 2006 and 2005. The results of operations for the six months ended June 30, 2006, are not necessarily indicative of the results to be expected for the full year.

(2) Loan Impairment and Credit Losses. The activity in the allowance for loan losses was as follows (in thousands):

	Six Months Ended June 30,
	2006	2005
Balance at beginning of period	$2,595	1,860
Provision for loan losses	16	345
Recoveries, net of (charge-offs)	70	(30)

Balance at end of period	$2,681	2,175

Impaired collateral dependent loans were as follows (in thousands):

	Six Months Ended June 30,
	2006	2005
Balance at end of period	$105	—

Total related allowance for losses at end of period	$—	—

Average net investment in impaired loans	$155	—

Interest income recognized on impaired loans	$—	—

Interest income received on impaired loans	$—	—

At June 30, 2006, the Company had no nonaccrual loans or loans over 90 days still accruing interest.

OLD FLORIDA BANKSHARES, INC.

Notes to Condensed Consolidated Financial Statements (unaudited), Continued

(3) Regulatory Capital. The Bank is required to maintain certain minimum regulatory capital requirements. The following is a summary at June 30, 2006 of the regulatory capital requirements and the Bank’s capital on a percentage basis:

	Bank	Regulatory Requirement
Tier I capital to total average assets	6.99%	4.00%
Tier I capital to risk-weighted assets	8.59%	4.00%
Total capital to risk-weighted assets	11.44%	8.00%

(4) Earnings Per Share. Basic earnings per share has been computed on the basis of the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share were computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options and warrants, computed using the treasury stock method. Earnings per common share have been computed based on the following:

	Six Months Ended June 30,
	2006	2005
Weighted-average number of common shares outstanding used to calculate basic earnings per common share	1,990,279	1,931,263
Effect of dilutive stock options and warrants	86,681	69,088

Weighted-average number of common shares outstanding used to calculate diluted earnings per common share	2,076,960	2,000,351

(5) Stock-Based Compensation. Prior to January 1, 2006, the Company’s stock option plans were accounted for under the recognition and measurement provisions of APB Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure) (collectively SFAS 123). No stock-based employee compensation cost was recognized in the Company’s consolidated statements of earnings through December 31, 2005, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grants except for the stock options issued in connection with the acquisition of Marine Bancshares, Inc. (“Marine”) in 2003 which were fully vested when issued. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment (SFAS 123R). Under this statement, compensation cost will be recognized for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). No stock options were granted during the six months ended June 30, 2006; therefore, no stock-based compensation has been recognized in 2006.

The Company has an incentive stock option plan for officers and employees of the Company and has reserved 100,000 shares of common stock for the plan. The exercise price of the stock options is the greater of $10 or the fair market value of the common stock on the date of grant. The options vest 33% during the second and third year, respectively, after grant and are fully exercisable during the fourth year after the grant date. The options must be exercised within 10 years from the date of grant. At June 30, 2005, 31,494 shares remain available for grant.

OLD FLORIDA BANKSHARES, INC.

Notes to Condensed Consolidated Financial Statements (unaudited), Continued

The Company also has a nonqualified stock option plan for directors of the Company and has reserved 131,000 (amended) shares of common stock for the plan. The exercise price of the stock options is the greater of $10 or the fair market value of the common stock on the date of grant and options vest 33% during the second and third year, respectively, after grant and are fully exercisable during the fourth year after the grant date, except for the stock options issued in connection with the acquisition of Marine in 2003 which had a exercise price of $8.06 and were fully vested when issued. The options must be exercised within 10 years from the date of grant. As of June 30, 2006 all available options had been granted.

A summary of stock option transactions follows (dollars in thousands, except per share amounts):

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	170,396	$10.58
Exercised	(2,475)	14.37
Forfeited	(5,525)	15.30

Outstanding at June 30, 2006	162,396	$10.38	3.4 years	$2,699

Exercisable at June 30, 2006	159,063	$10.28	3.3 years	$2,660

The total intrinsic value of options exercised during the six months ended June 30, 2006 was $36,000.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plan for the six months ended June 30, 2005. For purposes of this pro forma disclosure, the value of the options is estimated using the minimum value method and is being amortized to expense over the options’ vesting periods (in thousands, except per share data).

Six Months Ended June 30,
2005
Net earnings, as reported	$865
Deduct: Total stock-based employee compensation expense determined using minimum value method for all awards	(23)

Proforma net earnings	$842

Basic earnings per share:
As reported	$0.45

Proforma	$0.44

Diluted earnings per share:
As reported	$0.43

Proforma	$0.42

OLD FLORIDA BANKSHARES, INC.

Notes to Condensed Consolidated Financial Statements (unaudited), Continued

In connection with the acquisition of Marine, former directors of Marine had 103,024 warrants outstanding which were converted into 63,875 warrants to purchase one share of the Company’s common stock for each warrant issued at a price of $16.13, which exceeded the market value of the Company’s common stock at the date of acquisition. The warrants were vested immediately and are exercisable through 2009.

A summary of stock warrant transactions follows (dollars in thousands, except per share amounts):

	Number of Warrants	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	39,091	$16.13
Exercised	(20,150)	16.13

Outstanding and exercisable at June 30, 2006	18,941	$16.13	3.2 years	$206

The total intrinsic value of warrants exercised during the six months ended June 30, 2006 was $224,000.

(6) Acquisition. On August 28, 2006, the Company’s board of directors voted unanimously to approve and adopt an Agreement and Plan of Merger between the Company and Bancshares of Florida, Inc. Under the terms of the agreement, the shareholders of the Company will be able to elect to receive cash or shares of Bancshares of Florida, Inc. common stock in exchange for their shares of the Company. Bancshares of Florida, Inc. will be the surviving bank holding company, and the Bank’s operations will be combined with those of Bancshares of Florida, Inc.’s subsidiary, Bank of Florida—Southwest. Bancshares of Florida, Inc. is in the process of preparing the necessary regulatory applications and the Company and Bancshares of Florida, Inc. are in the process or preparing a joint proxy statement/prospectus to solicit their shareholders to approve the merger.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made this 28th day of August, 2006 by and among Bancshares of Florida, Inc. (“Bancshares”), a Florida corporation, and Bank of Florida—Southwest (“BOF”), a Florida state banking corporation, on the one hand, and Old Florida Bankshares, Inc. (“Old Florida”), a Florida corporation, and Old Florida Bank (“OFB”), a Florida state banking corporation, on the other hand. Bancshares, BOF, Old Florida and OFB are collectively referred to herein as the “Parties” and each of them is referred to herein as a “Party.”

PREAMBLE

WHEREAS, the Boards of Directors of Bancshares and Old Florida have determined that it is desirable and in the best interests of their respective corporations and shareholders that Old Florida merge with and into Bancshares (the “Company Merger”) on the terms and subject to the conditions set forth in this Agreement. The Boards of Directors of BOF and OFB have each determined that it is desirable and in the best interests of each such institution and its respective sole shareholder that OFB merge with and into BOF (the “Bank Merger”) on the terms and subject to the conditions set forth in this Agreement (as hereinafter defined). The Company Merger and Bank Merger shall be hereinafter collectively referred to as the “Mergers.”

NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

SECTION 1. THE MERGERS AND CLOSING

1.01. MERGERS

(a) Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), Old Florida shall be merged with and into Bancshares, which will be the surviving corporation, in accordance with the Florida Business Corporation Act (the “FBCA”), and the separate corporate existence of Old Florida shall thereupon cease.

(b) Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), OFB shall be merged with and into BOF, which will be the surviving corporation, in accordance with the FBCA, and the separate corporate existence of OFB shall thereupon cease. Provided, however, that notwithstanding any other provision of this Agreement, Bancshares shall have the right to delay the Bank Merger until such time as it deems it advisable or to abandon the Bank merger. If Bancshares elects either such option, references in this Agreement to the Mergers shall be interpreted to refer only to the Company Merger.

(c) The Mergers shall have the effects set forth in the FBCA or the Florida Financial Institutions Codes (the “FFIC”), as applicable. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (as hereinafter defined), all the property and assets, rights, privileges and all debts, liabilities and obligations of Old Florida shall become the property and assets, rights, privileges, debts, liabilities and obligations of Bancshares as the surviving corporation in the Company Merger and all the property and assets, rights, privileges and all debts, liabilities and obligations of OFB shall become the property and assets, rights, privileges, debts, liabilities and obligations of BOF as the surviving corporation in the Bank Merger.

1.02. THE CLOSING

The “Closing” of the transactions contemplated hereby will take place in the Board Room of Bancshares, 1185 Immokalee Road, Naples, Florida 34110 (or such other place to which the Parties may agree), at 9:00 a.m., local time, on a mutually agreeable date as soon as practicable following satisfaction or waiver of the last of the conditions set forth in Section 6 of this Agreement, or if no date has been agreed to, on any date specified by any Party to the others upon ten days notice following satisfaction of such conditions. The date on which the Closing occurs is herein called the “Closing Date.” If all conditions set forth in Section 6 hereof are satisfied or waived by the Party entitled to grant such waiver, at the Closing:

(a) Bancshares and BOF shall each provide to the other such proof of satisfaction of the conditions set forth in Section 6 as the Party whose obligations are conditioned upon such satisfaction may reasonably request;

(b) the certificates, letters, opinions and other items required by Section 6 shall be delivered;

(c) Old Florida and Bancshares shall, as applicable, execute Articles of Merger complying with the requirements of the FBCA (“Company Articles of Merger”);

(d) OFB and BOF shall execute Articles of Merger complying with the requirements of the FBCA and the FFIC (“Bank Articles of Merger”); and

(e) the Parties shall take such further action as is required to effect the Mergers and to otherwise consummate the transactions contemplated by this Agreement. If on any date established for the Closing all conditions in Section 6 hereof have not been satisfied or waived by the Party entitled to grant such waiver, then such Party, on one or more occasions, may declare a delay of the Closing of such duration, not exceeding ten business days, as the declaring Party shall select, but no such delay shall extend beyond the date set forth in Subsection 7.01(c)(3) of this Agreement, and no such delay shall interfere with the right of any Party to terminate this Agreement pursuant to Section 7.

1.03. THE EFFECTIVE DATE AND THE EFFECTIVE TIME

Immediately following (or concurrently with) the Closing, the Company Articles of Merger shall be filed with and recorded by the Secretary of State of Florida. The Company Merger will be effective on the date (the “Effective Date”) and time (the “Effective Time”) specified in the Company Articles of Merger. Immediately following (or concurrently with) the Closing, the Bank Articles of Merger shall be filed with the Florida Office of Financial Regulation (“OFR”) and recorded by the Secretary of State of Florida and the Bank Merger shall be effective on the Effective Date and Effective Time.

1.04. SURVIVING CORPORATIONS

(a) The Articles of Incorporation and Bylaws of Bancshares, as in effect immediately prior to the Effective Time, shall remain unchanged by reason of the Company Merger and shall be the Articles of Incorporation and Bylaws of Bancshares as the surviving corporation in the Company Merger. The directors and officers of Bancshares at the Effective Time shall be the directors and officers of Bancshares as the surviving corporation in the Company Merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. Each share of Bancshares common stock, $0.01 par value (“Bancshares Common Stock”), issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding from and after the Effective Time. At the Effective Time, the shares of Old Florida Common Stock (as hereinafter defined in Section 2.01) shall be converted as set forth in Section 2.

(b) The Articles of Incorporation and Bylaws of BOF as in effect immediately prior to the Effective Time shall remain unchanged by reason of the Bank Merger and shall be the Articles of Incorporation and Bylaws of BOF as the surviving entity in the Bank Merger. The directors and officers of BOF at the effective time of the Bank Merger shall be the directors and officers of BOF as the surviving corporation in the Bank Merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. At the effective time of the Bank Merger and by virtue thereof, (i) all shares of capital stock of OFB shall be canceled and (ii) the shares of capital stock of BOF as the surviving entity in the Bank Merger, issued and outstanding immediately prior to such effective time shall continue to be issued and outstanding, and no additional shares shall be issued as a result of the Bank Merger.

1.05. TAX CONSEQUENCES

It is the intention of the Parties hereto that the Mergers shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Section 368 of the Code.

SECTION 2. CONVERSION OF STOCK IN THE COMPANY MERGER

2.01. CONVERSION OF SHARES, OPTIONS AND WARRANTS

All of the shares of Bancshares Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall be unaffected by the Company Merger. The manner and basis of converting the shares of common stock, par value $0.01 per share, of Old Florida (the “Old Florida Common Stock”) upon consummation of the Company Merger shall be as follows:

(a) At the Effective Time, by virtue of the Company Merger and without any action on the part of a holder of shares of Old Florida Common Stock, but subject to the other provisions of this Section 2.01:

(1) Each share of Old Florida Common Stock issued and outstanding immediately before the Effective Time (other than the Dissenters’ Shares as defined in Subsection 7.01[g] hereof) shall be converted into, at the election of the holder thereof and in accordance with the election and redesignation procedures set forth in this Section 2.01, the right to receive the following, without interest, either:

(A)	1.7915 shares of Bancshares Common Stock (the “Per Share Stock Consideration”); or

(B)	cash of $38.50 (the “Per Share Cash Consideration”).

(2) Notwithstanding any provision of this Agreement to the contrary, the aggregate amount of cash to be issued in the Company Merger to holders of Old Florida Common Stock and holders of Stock Options (as such term is hereinafter defined in Section 3.02) shall not exceed the “Aggregate Cash Consideration”, defined as $16,500,000.

(b) Subject to the election and redesignation procedures set forth in this Section 2.01, each holder of record of shares of Old Florida Common Stock (excluding any treasury shares, shares held by Old Florida or any of its Subsidiaries [other than in a fiduciary capacity], and Dissenters’ Shares) will be entitled to elect to receive: (i) Per Share Cash Consideration for all such shares (a “Cash Election”); (ii) Per Share Stock Consideration for all of such shares (a “Stock Election”); or (iii) Cash Consideration for a portion of such shares and Stock Consideration for the remainder of such shares (a “Combination Election”). All such elections shall be made on a form designed for that purpose prepared by Bancshares and reasonably acceptable to Old Florida (a “Form of Election”). Holders of record of shares of Old Florida Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Old Florida Common Stock held by each such Representative for a particular beneficial owner.

(c) Old Florida shall mail the Form of Election to all persons who are holders of Old Florida Common Stock on the record date for the shareholders meeting described in Section 5.09 of this Agreement (the “Special Meeting”), on a date that is not less than twenty (20) business days prior to the Effective Time. A Form of Election must be received by Bancshares in the manner described below no later than by the fifteenth day after the Forms of Election are first mailed to Old Florida Shareholders (the “Election Deadline”) in order to be effective. All elections will be irrevocable. Any person who becomes a holder of Old Florida Common Stock after the record date for the Special Meeting shall be bound by the consideration election of the person who held shares on such record date and if such holder did not make an election, shall be deemed to have made a Cash Election.

(d) Elections shall be made by holders of Old Florida Common Stock by mailing, faxing or otherwise delivering to Old Florida, in a manner acceptable to Bancshares, a Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to Old Florida. Bancshares will have the discretion to determine whether Forms of Election have been properly completed, signed and submitted and to disregard immaterial defects in Forms of Election. The decision of Bancshares in such matters shall be conclusive and binding. Bancshares will not be under any obligation to notify any person of any defect in a Form of Election.

(e) A holder of Old Florida Common Stock who does not submit a Form of Election that is received by Old Florida prior to the Election Deadline shall be deemed to have made a Cash Election. If Bancshares shall determine that any purported Cash Election or Combination Election was not properly made, such purported Cash Election or Combination Election shall be deemed to be of no force and effect and the holder of shares of Old Florida Common Stock making such purported Cash Election or Combination Election shall for purposes hereof be deemed to have made a Stock Election.

(f) All shares of Old Florida Common Stock which are subject to a Cash Election (or a cash portion of a Combination Election) are referred to herein as “Cash Election Shares.” All shares of Old Florida Common Stock which are subject to a Stock Election (or a stock portion of a Combination Election) are referred to herein as “Stock Election Shares.” If, after the results of the Forms of Election are calculated, the number of Cash Election Shares multiplied by the Per Share Cash Consideration, plus the aggregate amount of cash to be paid pursuant to Section 2.01(j), exceeds the Aggregate Cash Consideration, Bancshares shall determine the number of Cash Election Shares which must be redesignated as Stock Election Shares in order to reduce the number of such shares so that the number of Cash Election Shares multiplied by the Per Share Cash Consideration, plus the aggregate amount of cash to be paid pursuant to Section 2.01(j), is equal to the Aggregate Cash Consideration. All such holders who have Cash Election Shares shall have such number of their Cash Election Shares redesignated as Stock Election Shares so that the Aggregate Cash Consideration is not exceeded and that each such holder shall receive an equal ratio of Per Share Cash Consideration and Per Share Stock Consideration. Bancshares shall make all computations contemplated by this Section 2.01 and all such computations shall be conclusive and binding on the holders of Old Florida Common Stock.

(g) After the redesignation procedure set forth in this Section 2.01 is completed, all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration. Old Florida certificates previously evidencing shares of Old Florida Common Stock shall be exchanged, as applicable, for (a) certificates evidencing the Per Share Stock Consideration, or (b) the Per Share Cash Consideration, multiplied in each case by the number of shares previously evidenced by the canceled certificate, upon the surrender of such certificates in accordance with the provisions of Section 2.02, without interest. Notwithstanding the foregoing, however, no fractional shares of Bancshares Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Subsection 2.01(i).

(h) Each share of Old Florida Common Stock held in the treasury of Old Florida or any Subsidiary of Old Florida (other than in a fiduciary capacity) immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(i) No certificates or scrip representing fractional shares of Bancshares Common Stock will be issued as a result of the Company Merger. In lieu of the issuance of fractional shares pursuant to Section 2.01 of this Agreement, cash adjustments (without interest) will be paid to the holder of Old Florida Common Stock in respect of any fraction of a share of Bancshares Common Stock that would otherwise be issuable to such holder of Old Florida Common Stock, and the amount of such cash adjustment shall be determined by multiplying the fraction of a share of Bancshares Common Stock otherwise issuable by $38.50, and no such holder shall be entitled to dividends, voting rights or any other right of stockholders in respect of any fractional share.

(j) Any Stock Options (as such term is hereinafter defined in Section 3.02) that are outstanding at the Effective Time, whether or not then exercisable, shall be converted into the right to receive a cash payment equal to the difference between the per share exercise price and $38.50.

2.02. EXCHANGE OF CERTIFICATES; DISSENTERS’ SHARES

(a) After the Effective Time, each holder of an outstanding certificate or certificates theretofore representing a share or shares of Old Florida Common Stock, other than Dissenters’ Shares and treasury shares, upon surrender thereof to Bancshares, together with duly executed transmittal materials provided pursuant to Subsection 2.02(b) or upon compliance by the holder or holders thereof with the procedures of Bancshares with respect to lost, stolen or destroyed certificates, shall be entitled to receive in exchange therefor any Merger Consideration (defined as the aggregate of: [i] the Aggregate Cash Consideration; [ii] the aggregate of the Per Share Stock Consideration; [iii] any cash paid in lieu of fractional shares pursuant to Subsection 2.01[i]; and [iv] any cash paid pursuant to Section 2.01[j]) payable in exchange for such shares.

(b) Promptly after the Effective Time, Bancshares shall send or cause to be sent to each shareholder of record of Old Florida at the Effective Time, excluding the holders, if any, of Dissenters’ Shares, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates (as hereinafter defined) shall pass, only upon proper delivery of the Certificates to Bancshares) for use in exchanging certificates of Old Florida Common Stock (the “Certificates”).

(c) Upon surrender to Bancshares of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor his or her portion of the Merger Consideration (in the form or forms elected by such holder subject to the redesignation provisions hereof) deliverable in respect of the shares of Old Florida Common Stock represented by such Certificate, and such Certificate shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration deliverable upon surrender of the Certificate. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of Bancshares that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.02, each Certificate (other than Certificates representing Dissenters’ Shares) shall represent for all purposes the right to receive the corresponding portion of the Merger Consideration without any interest thereon. Payments to holders of Dissenting Shares shall be made as required by the FBCA.

(d) Notwithstanding anything in this Agreement to the contrary, Dissenters’ Shares shall not be converted into or be exchangeable for the right to receive the corresponding portion of the Merger Consideration provided in Section 2.01 of this Agreement, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment under the FBCA. If any such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Old Florida Common Stock shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the corresponding portion of the Merger Consideration without any interest thereon.

2.03. CLOSING TRANSFER BOOKS

At the Effective Time, the stock transfer books of Old Florida and OFB shall be closed and no transfer of shares of Old Florida Common Stock or OFB Common Stock shall be made thereafter. All shares of Bancshares Common Stock issued and cash payments paid upon surrender for exchange of certificates representing shares of Old Florida Common Stock in accordance with this Section 2 shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Old Florida Common Stock theretofore represented by such certificates.

SECTION 3. REPRESENTATIONS AND WARRANTIES

OF OLD FLORIDA AND OFB

For purposes of this Section 3, the term “material adverse effect” shall mean, a condition, event, change or occurrence that is likely to have a material adverse effect upon the financial condition, results of operations, loans, securities, deposit accounts, business or properties of Old Florida and its Subsidiaries (as defined in Section 3.01, below), taken as a whole; provided, however, that in determining whether a material adverse effect has occurred there shall be excluded any effect, to the extent attributable to or resulting from: (i) any changes in the laws, regulations or interpretations of laws or regulations generally affecting the banking business, but not uniquely relating to Old Florida and its Subsidiaries (as defined in Section 3.01, below), taken as a whole; (ii) any changes in generally accepted accounting principles or regulatory accounting requirements generally affecting the banking or bank holding company businesses, but not uniquely relating to Old Florida and its Subsidiaries (as defined in Section 3.01, below), taken as a whole; (iii) changes in national or international political or social conditions including the engagement by the Untied States in hostilities, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (iv) actions or omissions of Old Florida or any of its Subsidiaries taken with the prior written consent of Bancshares in contemplation of the transactions contemplated hereby; (v) any facts existing on the date of this Agreement as fully disclosed in the schedules of exceptions delivered by Old Florida with this Agreement; and (vi) any action taken at the specific request or direction of Bancshares. Old Florida and OFB represent and warrant to Bancshares and BOF that, except as disclosed in the schedule of exceptions delivered by Old Florida and OFB to Bancshares (the “Schedule of Exceptions”), as of the date of this Agreement and as of the Closing Date:

3.01. SUBSIDIARIES; ORGANIZATION; QUALIFICATION

Old Florida’s “Subsidiaries,” as such term is used in this Agreement, consists of OFB and Old Florida Capital, Inc. Old Florida is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). OFB is a state banking corporation, duly organized, validly existing and in good standing under the laws of the State of Florida. Old Florida Capital, Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Old Florida and each of its Subsidiaries has all requisite corporate power and authority to own and lease its property and to carry on its business as it is currently being conducted and to execute this Agreement and to consummate the transactions contemplated hereby, and is qualified and in good standing as a foreign corporation in all jurisdictions in which the failure to so qualify would have a material adverse effect on such entity’s financial condition, results of operations or business.

3.02. CAPITAL STOCK; OTHER INTERESTS

As of August 28, 2006, the authorized capital stock: of (i) Old Florida consists of 5,000,000 shares of Old Florida Common Stock, par value $0.01, of which 2,010,974 shares are issued and outstanding and there are no shares held as treasury stock, and 1,000,000 shares of Preferred Stock, par value $0.01, of which no shares are issued and outstanding; and (ii) OFB consists of 5,000,000 shares of common stock, $5.00 par value per share (“OFB Common Stock”), of which 1,216,595 shares are issued and outstanding and there are no shares held as treasury stock. All issued and outstanding shares of capital stock of each of Old Florida and its Subsidiaries have been duly authorized and are validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of OFB and Old Florida Capital, Inc. are owned by Old Florida, free and clear of all liens, charges, security interests, mortgages, pledges and other encumbrances. Other than outstanding stock options and stock purchase warrants to acquire up to an aggregate of 189,337 shares of Old Florida Common Stock (collectively, “Stock Options”), none of Old Florida and its Subsidiaries has outstanding any stock options or other rights to acquire any shares of its capital stock or any security convertible into such shares, or has any obligation or commitment to issue, sell or deliver any of the foregoing or any shares of its capital stock. There are no agreements among Old Florida and Old Florida’s shareholders or by which Old Florida is bound with respect to the voting or transfer of Old Florida Common Stock or granting registration rights to any holder thereof. The outstanding capital stock of each of Old Florida and its Subsidiaries has been issued in compliance with all legal requirements and in compliance with any preemptive or similar rights. Except as set forth on Schedule 3.02 of the Schedule of Exceptions, none of Old Florida and its Subsidiaries has any Subsidiaries (other than OFB and Old Florida Capital, Inc.) or any direct or indirect ownership interest in any firm, corporation, partnership or other entity.

3.03. CORPORATE AUTHORIZATION; NO CONFLICTS

(a) Subject to the approval of this Agreement by the shareholders of Old Florida and OFB, respectively, in accordance with the FBCA, FFIC and applicable federal law, all corporate acts and other proceedings required of Old Florida and OFB for the due and valid authorization, execution, delivery and performance of this Agreement and consummation of the Mergers have been validly and appropriately taken.

(b) Subject to their approval by the shareholders of Old Florida and OFB and to such regulatory approvals as are required by law, this Agreement constitutes the legal, valid and binding obligations of Old Florida and OFB and is enforceable against Old Florida and OFB, respectively, in accordance with the respective terms hereof and thereof, except that enforcement may be limited by: (i) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, and other laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally or the rights of creditors of insured depository institutions; (ii) general equitable principles; and (iii) laws relating to the safety and soundness of insured depository institutions, and except that no representation is made as to the effect or availability of equitable remedies or injunctive relief (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) Except as set forth on Schedule 3.03 of the Schedule of Exceptions, with respect to each of Old Florida and OFB, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby will: (i) violate, conflict with, or result in a breach of any provision of; (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under; (iii) result in the termination of or accelerate the performance required by; or (iv) result in the creation of any lien, security interest, charge or encumbrance upon any of its properties or assets under, any of the terms, conditions or provisions of its Articles of Incorporation or Bylaws or any material note, bond, mortgage, indenture, deed of trust, lease, license, agreement or other instrument or obligation to or by which it or any of its assets is bound; or violate any order, writ, injunction, decree, statute, rule or regulation of any governmental body applicable to it or any of its assets.

3.04. FINANCIAL STATEMENTS, REPORTS AND PROXY STATEMENTS

(a) Old Florida has delivered to Bancshares true and complete copies of: (i) the consolidated balance sheets as of December 31, 2004 and December 31, 2005 of Old Florida and its Subsidiaries, the related consolidated statements of income, shareholders’ equity and cash flows for the respective years then ended, the related notes thereto, and the reports of its independent public accountants with respect thereto (collectively, the “Financial Statements”); (ii) the unaudited consolidated balance sheets as of June 30, 2006 and June 30, 2005 of Old Florida and its Subsidiaries, and the related unaudited statements of income and shareholders’ equity for the six-month periods then ended (collectively, the “Interim Financial Statements”); (iii) all monthly reports and financial statements of Old Florida and its Subsidiaries that were prepared for Old Florida’s or OFB’s Board of Directors since June 30, 2006; (iv) the annual report of Bank Holding Companies to the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) for the year ended December 31, 2005; (v) all call reports and consolidated and parent company only financial statements, including all amendments thereto, made to the Federal Reserve Board, the Federal Deposit Insurance Corporation (the “FDIC”) and the OFR since June 30, 2006, of Old Florida’s and its Subsidiaries required to file such reports; (vi) Old Florida’s annual report to shareholders for the year ended 2005 and all subsequent quarterly reports to shareholders, if any; and (vii) all proxy or information statements (or similar materials) disseminated to Old Florida’s shareholders or the shareholders of any of its Subsidiaries at any time since December 31, 2005.

(b) The Financial Statements and the Interim Financial Statements have been (and all financial statements delivered to Bancshares as required by this Agreement will be) prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with prior periods, and present fairly, in conformity with GAAP the financial position, results of operations, changes in shareholders’ equity and cash flows of Old Florida and its Subsidiaries as of the dates thereof and for the periods covered thereby. All call and other regulatory reports referred to above have been filed on the appropriate form and prepared in all material respects in accordance with such forms’ instructions and the applicable rules and regulations of the regulating federal and/or state agency. As of the date of the latest balance sheet forming part of the Interim Financial Statements (the “Latest Balance Sheet”), none of Old Florida and its Subsidiaries has had, nor are any of such entities’ assets subject to, any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute, accrued, contingent, known or unknown, matured or unmatured) which is not reflected and adequately provided for in accordance with GAAP. No report, including any report filed with the FDIC, the OFR, the Federal Reserve Board, or other banking regulatory agency, and no report, proxy statement, registration statement or offering materials made or given to shareholders of Old Florida or OFB since December 31, 2004, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No report, including any report filed with the FDIC, the OFR, the Federal Reserve Board, or other banking regulatory agency, and no report, proxy statement, registration statement or offering materials made or given to shareholders of Old Florida or OFB to be filed or disseminated after the date of this Agreement, will contain any untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. The Financial Statements and the Interim Financial Statements are supported by and consistent with a general ledger and detailed trial balances of investment securities, loans and commitments, depositors’ accounts and cash balances on deposit with other institutions, copies of which have been made available to Bancshares.

3.05. LOAN AND INVESTMENT PORTFOLIOS

(a) All loans, discounts and financing leases (in which Old Florida or any of its Subsidiaries is lessor) reflected on the Latest Balance Sheet (or made after the date of the Latest Balance Sheet): (i) were, at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of its business and are the legal, valid and binding obligations of the obligors thereof; (ii) are evidenced by genuine notes, agreements or other evidences of indebtedness; and (iii) to the extent secured, have been secured, to the knowledge of Old Florida, by valid liens and security interests which have been perfected. Accurate lists of all loans, discounts and financing leases as of the date of the Latest Balance Sheet (or a more recent date), and of the investment portfolios of Old Florida and its Subsidiaries as of such date, have been delivered to Bancshares.

(b) Except as specifically set forth on Schedule 3.05 of the Schedule of Exceptions, neither Old Florida nor OFB is a party to any written or oral loan agreement, note or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end: (i) delinquent by more than 30 days in the payment of principal or interest; (ii) known by any Old Florida or any of its Subsidiaries to be otherwise in material default for more than 30 days; (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by Old Florida or any of its Subsidiaries or the FDIC, the FRB or the OFR; (iv) an obligation of any director, executive officer or 10% shareholder of Old Florida or any of its Subsidiaries who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (v) in violation of any law, regulation or rule of any governmental authority, other than those that are immaterial in amount.

3.06. ADEQUACY OF ALLOWANCES FOR LOSSES

Each of the allowances for losses on loans, financing leases and other real estate shown on the Latest Balance Sheet is adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and there are no facts or circumstances known to Old Florida or OFB which are likely to require in accordance with applicable regulatory guidelines or GAAP a future material increase in any such provisions for losses or a material decrease in any of the allowances therefor reflected in the Latest Balance Sheet. Each of the allowances for losses on loans, financing leases and other real estate reflected on the books of Old Florida or any of its Subsidiaries at all times from and after the date of the Latest Balance Sheet is adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and there are no facts or circumstances known to Old Florida or OFB which are likely to require, in accordance with applicable regulatory guidelines or GAAP, a future material increase in any of such provisions for losses or a material decrease in any of the allowances therefor reflected in the Latest Balance Sheet.

3.07. ABSENCE OF CERTAIN CHANGES OR EVENTS

Since the date of the Latest Balance Sheet, Old Florida has not declared, set aside for payment or paid any dividend to holders of, or declared or made any distribution on, any shares of Old Florida’s capital stock. Since the date of the Latest Balance Sheet, there has been no event or condition of any character (whether actual or threatened, to the knowledge of Old Florida or OFB) that has had, or can reasonably be anticipated to have, a material adverse effect on the financial condition, results of operations or business of Old Florida or its Subsidiaries taken as a whole. Except as may result from the transactions contemplated by this Agreement, no such entity has, since the date of the Latest Balance Sheet:

(a) except as set forth on Schedule 3.07(a) of the Schedule of Exceptions, borrowed any money or entered into any capital lease or leases; or, except in the ordinary course of business consistent with past practices: (i) lent any money or pledged any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise; (ii) mortgaged or otherwise subjected to any lien, encumbrance or other liability any of its assets; (iii) sold, assigned or transferred any of its assets in excess of $50,000.00 in the aggregate; or (iv) incurred any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute or contingent);

(b) suffered any material damage, destruction or loss to immovable or movable property, whether or not covered by insurance;

(c) experienced any material change in asset concentrations as to customers or industries or in the nature and source of its liabilities or in the mix of interest-bearing versus noninterest bearing deposits such that any such material change would have a material adverse effect on Old Florida and its Subsidiaries taken as a whole;

(d) received notice or had knowledge or reason to believe that any material labor unrest exists among any of its employees or that any group, organization or union has attempted to organize any of its employees;

(e) received notice that one or more substantial customers have terminated or intends to terminate such customers’ relationship with it, with the result being a material adverse effect on Old Florida and its Subsidiaries taken as a whole;

(f) failed to operate its business in the ordinary course consistent with past practices, or failed to use reasonable efforts to preserve its business organization intact or to preserve the goodwill of its customers and others with whom it has business relations;

(g) incurred any material loss except for losses adequately provided for on the date of this Agreement or on the Latest Balance Sheet and expenses associated with this transaction, or waived any material right in connection with any aspect of its business, whether or not in the ordinary course of business;

(h) forgiven any material debt owed to it, or canceled any of its claims or paid any of its noncurrent obligations or liabilities;

(i) except as set forth on Schedule 3.07(i) of the Schedule of Exceptions, made any capital expenditure or capital addition or betterment in excess of $50,000.00;

(j) except as set forth in Schedule 3.07(j) of the Schedule of Exceptions, entered into any agreement requiring the payment, conditionally or otherwise, of any salary, bonus, extra compensation (including payments for unused vacation or sick time), pension or severance payment to any of its present or former directors, officers or employees, except such agreements as are terminable at will without any penalty or other payment by it or increased (except for increases of not more than 5% consistent with past practices) the compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar payments) of any such person whose annual compensation would, following such increase, exceed $50,000.00;

(k) except as required in accordance with GAAP, changed any accounting practice followed or employed in preparing the Financial Statements;

(l) made any loan, given any discount or entered into any financing lease which has not been: (i) made, at the time and under the circumstances in which made, for good, valuable and adequate consideration in the ordinary course of business; (ii) evidenced by genuine notes, agreements or other evidences of indebtedness; and (iii) fully provided for in an amount sufficient in accordance with applicable regulatory guidelines to provide for all charge-offs reasonably anticipated in the ordinary course of business after taking into account all recoveries reasonably anticipated in the ordinary course of business;

(m) entered into any agreement, contract or commitment to do any of the foregoing; or

(n) authorized or issued any additional shares of Old Florida Common Stock, Old Florida preferred stock, OFB common stock or Old Florida Capital, Inc. common stock, other than the issuance of shares of Old Florida Common Stock pursuant to the exercise of Stock Options outstanding as of the date of this Agreement.

3.08. TAXES

Each of Old Florida and its Subsidiaries has timely filed all federal, state and local income, franchise, excise, sales and use, real and personal property, employment, intangible and other tax returns, tax information returns and reports required to be filed, has paid all material taxes, interest payments and penalties as reflected therein which have become due, other than taxes which are being contested in good faith and for which adequate accruals have been made on the Latest Balance Sheet, has made adequate provision for the payment of all such taxes accruable for all periods ending on or before the date of this Agreement (and will make such accruals through the Closing Date) to any city, county, state, the United States or any other taxing authority, and is not delinquent in the payment of any material tax or material governmental charge of any nature. To Old Florida’s knowledge, the consolidated federal income tax returns of Old Florida and its Subsidiaries have never been audited by the Internal Revenue Service. No audit or examination is presently being conducted by any taxing authority nor has Old Florida or any of its Subsidiaries received written notice from any such taxing authority of its intention to conduct any investigation or audit or to commence any such proceeding; no material unpaid tax deficiencies or additional liabilities of any sort have been proposed to Old Florida or any of its Subsidiaries by any governmental representative, and no agreements for extension of time for the assessment of any tax have been entered into by or on behalf of Old Florida or any of its Subsidiaries. Each such entity has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all tax withholding provisions of applicable federal, state and local laws (including, without limitation, income, social security and employment tax withholding for all forms of compensation).

3.09. TITLE TO ASSETS

(a) On the date of the Latest Balance Sheet, each of Old Florida and its Subsidiaries had and, except with respect to assets disposed of for adequate consideration in the ordinary course of business since such date, now has, good and marketable title to all real property and good and merchantable title to all other material properties and assets reflected on the Latest Balance Sheet, and has good and marketable title to all real property and good and merchantable title to all other material properties and assets acquired since the date of the Latest Balance Sheet, in each case free and clear of all mortgages, liens, pledges, restrictions, security interests, charges and encumbrances of any nature except for: (i) mortgages and encumbrances which secure indebtedness which is properly reflected in the Latest Balance Sheet or which secure deposits of public funds as required by law; (ii) liens for taxes accrued but not yet payable; (iii) liens arising as a matter of law in the ordinary course of business, provided that the obligations secured by such liens are not delinquent or are being contested in good faith; (iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such properties or assets or the potential sale of any of such owned properties or assets; and (v) capital leases and leases, if any, to third parties for fair and adequate consideration. Each of Old Florida and its Subsidiaries owns, or has valid leasehold interests in, all properties and assets used in the conduct of its business. Any real property and other material assets held under lease by any such entity are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made of and proposed to be made of such property by such entity of such property. No real property held by Old Florida or its Subsidiaries, or any real property subject to a security interest, has been identified in public records or should have been recorded or so identified as containing Hazardous Materials (as hereinafter defined).

(b) With respect to each lease of any real property or personal property to which Old Florida or any of its Subsidiaries is a party (whether as lessee or lessor), except for financing leases in which Old Florida or any of its Subsidiaries is lessor: (i) such lease is in full force and effect in accordance with its terms; (ii) all rents and other monetary amounts that have become due and payable thereunder have been paid; (iii) there exists no default, or event, occurrence, condition or act, which with the giving of notice, the lapse of time or the happening of any further event, occurrence, condition or act would become a default under such lease; and (iv) the Mergers will not constitute a default or a cause for termination or modification of such lease.

(c) None of Old Florida or its Subsidiaries has any legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its assets or to sell or dispose of any of its assets except in the ordinary course of business consistent with past practices.

3.10. LEGAL MATTERS

(a) To the knowledge of Old Florida: (i) there is no material claim, action, suit, proceeding, arbitration or investigation pending in any court or before or by any governmental agency or instrumentality or arbitration panel or otherwise, or threatened against Old Florida or any of its Subsidiaries; nor (ii) do any facts or circumstances exist that would be likely to form the basis for any material claim against Old Florida or any of its Subsidiaries that, if adversely determined, would have a material adverse effect on Old Florida or any of its Subsidiaries, taken as whole.

(b) To the knowledge of Old Florida, Old Florida and each of its Subsidiaries has complied in all material respects with and is not in default in any material respect under (and has not been charged or threatened with or come under investigation with respect to any charge concerning any material violation of any provision of) any federal, state or local law, regulation, ordinance, rule or order (whether executive, judicial, legislative or administrative) or any order, writ, injunction or decree of any court, agency or instrumentality.

(c) There are no material uncured violations, or violations with respect to which material refunds or restitution may be required, cited in any compliance report to Old Florida or any of its Subsidiaries as a result of examination by any bank regulatory authority, bank holding company regulatory authority or other regulatory authority.

(d) None of Old Florida and its Subsidiaries is subject to any written agreement, memorandum or order with or by any bank regulatory authority, bank holding company regulatory authority or other regulatory authority.

(e) To the knowledge of Old Florida, there is no claim, action, suit, proceeding, arbitration, or investigation, pending or threatened, in which any material claim or demand is made or threatened to be made against any officer, director, advisory director or employee of Old Florida or any of its Subsidiaries, in each case by reason of any person being or having been an officer, director, advisory director or employee of any such entity.

3.11. EMPLOYEE BENEFIT PLANS

(a) Except for the plans, policies, contracts and arrangements listed on Schedule 3.11(a) of the Schedule of Exceptions (the “Employee Benefit Plans”), none of Old Florida and its Subsidiaries sponsors, maintains or contributes to, and no such entity has at any time sponsored, maintained or contributed to, any employee benefit plan, payroll practice, severance pay arrangement, employment agreement or similar arrangement, whether or not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in which the employees of Old Florida or any of its Subsidiaries participate or under which the employees of Old Florida or any of its Subsidiaries are entitled to compensation or benefits. Each of the Employee Benefit Plans has been maintained and administered in all material respects in compliance with its terms, the applicable provisions of ERISA and all other applicable laws, and, where applicable, the provisions of the Code. No Employee Benefit Plan, including any “party in interest” or “disqualified person” with respect thereto, has engaged in a nonexempt prohibited transaction under Section 4975 of the Code or Section 502(i) of ERISA. There is no claim relating to any of the Employee Benefit Plans pending or threatened, nor are there any facts or circumstances existing that could reasonably be expected to lead to (other than routine filings such as qualification determination filings), proceedings before, or administrative actions by, any governmental agency. There are no actions, suits or claims pending or threatened (including, without limitation, breach of fiduciary duty actions, but excluding routine uncontested claims for benefits) against any of the Employee Benefit Plans or the assets thereof. Each of Old Florida and its Subsidiaries has complied in all material respects with the applicable reporting and disclosure requirements of ERISA and the Code. None of the Employee Benefit Plans is a multi-employer plan within the meaning of Section 3(37) of ERISA. A favorable determination letter has been issued by the Internal Revenue Service with respect to each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code and the Internal Revenue Service has taken no action to revoke any such letter and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification. None of Old Florida and its Subsidiaries has sponsored, maintained or made contributions to any plan, fund or arrangement subject to Title IV of ERISA or the requirements of Section 412 of the Code or providing for medical benefits, insurance coverage or other similar benefits for any period extending beyond the termination of employment, except as may be required under the “COBRA” provisions of ERISA and the Code or under similar requirements of state law.

(b) True and complete copies of all Employee Benefit Plans (including all amendments and modifications thereof), together with copies of any tax determination letters, trust agreements, summary plan descriptions, insurance contracts, investment management agreements and the three most recent annual reports on form series 5500, if applicable, with respect to such plan or arrangement have been delivered to Bancshares with the Schedule of Exceptions. No such Employee Benefit Plan or other plan constitutes a defined benefit pension plan or has any “accumulated funding deficiency” within the meaning of the Code.

(c) All group health plans of Old Florida or its Subsidiaries to which Section 4980B(f) of the Code or Section 601 of ERISA applies are in compliance in all material respects with continuation coverage requirements of Section 4980B(f) of the Code and Section 601 of ERISA and any prior violations of such sections have been cured prior to the date hereof, and all such group health plans are in compliance in all material respects with the notice, certification and design requirements imposed under Section 701 et seq. (Health Insurance Portability and Accountability Act of 1996) of ERISA.

(d) With respect to each Employee Benefit Plan previously or currently sponsored or maintained by Old Florida or any of its Subsidiaries, or to which Old Florida or one of its Subsidiaries previously made or is currently making contributions, which is ongoing or has been terminated by Old Florida or any of its Subsidiaries, no event has occurred and no condition exists that would subject Old Florida or any of its Subsidiaries, Bancshares or BOF to any tax, penalty, fine or other liability as a result of the sponsorship, contribution to or maintenance of such Employee Benefit Plan.

(e) No payment or benefit made, to be made or due to any participant under the Employee Benefit Plans, or other arrangement on account of the transactions contemplated hereunder, will be deemed to constitute an “excess parachute payment” within the meaning of Code Section 280G and the regulations promulgated thereunder unless such payment receives shareholder approval as required by the Code.

(f) Each grant, award or other form of incentive relating to shares of Old Florida Common Stock made under the Employee Benefit Plans was granted or awarded in compliance with all applicable laws, including Federal and state securities laws.

3.12. INSURANCE POLICIES

Each of Old Florida and its Subsidiaries maintains in full force and effect insurance policies and bonds in such amounts and against such liabilities and hazards as are considered by it to be adequate. An accurate list of all such insurance policies is attached as Schedule 3.12 to the Schedule of Exceptions. None of Old Florida and its Subsidiaries is now liable for, nor has any such entity received notice of, any material retroactive premium adjustment. All policies are valid and enforceable and in full force and effect, and none of Old Florida and its Subsidiaries have received any notice of a material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, none of Old Florida and it Subsidiaries has been refused any basic insurance coverage sought or applied for (other than certain exclusions for coverage of certain events or circumstances as stated in such polices), and none of Old Florida and its Subsidiaries has any reason to believe that its existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions standard in the market at the time renewal is sought as favorable as those presently in effect.

3.13. AGREEMENTS

(a) Except as set forth in Schedule 3.13(a) of the Schedule of Exceptions, none of Old Florida and its Subsidiaries is a party to:

(i) any collective bargaining agreement;

(ii) any employment or other agreement or contract with or commitment to any employee other than the Employee Benefit Plans;

(iii) any obligation of guaranty or indemnification, except such indemnification of officers, directors, employees and agents of Old Florida or any of its Subsidiaries as on the date of this Agreement may be provided in their respective Articles of Incorporation and Bylaws (and no indemnification of any such officer, director, employee or agent has been authorized, granted or awarded), except if entered into in the ordinary course of business with respect to customers of Old Florida or any of its Subsidiaries, letters of credit, guaranties of endorsements and guaranties of signatures;

(iv) any agreement, contract or commitment which is or if performed will be materially adverse to the financial condition, results of operations or business of Old Florida or any of its Subsidiaries;

(v) any agreement, contract or commitment containing any covenant limiting the freedom of any of Old Florida and its Subsidiaries: (x) to engage in any line of business permitted by regulatory authorities, (y) to compete with any person in a line of business permitted by applicable regulatory guidelines to be engaged in by bank holding companies or Florida state banks, or Old Florida or any of its Subsidiaries, or (z) to fulfill any of its requirements or needs for services or products (including, for example, contracts with vendors to supply customers with credit insurance); or

(vi) any written agreement, memorandum, letter, order or decree, formal or informal, with any federal or state regulatory agency, nor has any of Old Florida and its Subsidiaries been advised by any regulatory agency that it is considering issuing or requesting any such written agreement, memorandum, letter, order or decree.

(b) Schedule 3.13(b) of the Schedule of Exceptions contains a list of each agreement, contract or commitment (except those entered into in the ordinary course of business with respect to loans, lines of credit, letters of credit, depositor agreements, certificates of deposit and similar banking activities and equipment maintenance agreements that are not material) to which Old Florida or any of its Subsidiaries is a party or which affects any such entity. To Old Florida’s knowledge, neither it nor any of its Subsidiaries has in any material respect breached, nor is there any pending or threatened claim that it has materially breached, any of the terms or conditions of any of such agreements, contracts or commitments or of any material agreement, contract or commitment that it enters into after the date of this Agreement. None of Old Florida and its Subsidiaries is in violation of any written agreement, memorandum, letter, order or decree, formal or informal, with any federal or state regulatory agency.

3.14. LICENSES, FRANCHISES AND GOVERNMENTAL AUTHORIZATIONS

Each of Old Florida and its Subsidiaries possesses all licenses, franchises, permits and other governmental authorizations necessary for the continued conduct of its business without interference or interruption. The deposits of OFB are insured by the FDIC to the extent provided by applicable law, and there are no pending or threatened proceedings to revoke or modify that insurance or for relief under 12 U.S.C. Section 1818.

3.15. CORPORATE DOCUMENTS

Old Florida has delivered to Bancshares, with respect to Old Florida and its Subsidiaries, true and correct copies of its Articles of Incorporation and its Bylaws, all as amended and currently in effect. All of the foregoing and all of the corporate minutes and stock transfer records of each of Old Florida and its Subsidiaries have been made available to Bancshares and are current, complete and correct in all material respects.

3.16. CERTAIN TRANSACTIONS

No past or present director, executive officer or five percent or greater shareholder of any Old Florida or any of its Subsidiaries has, since December 31, 2004, engaged in any transaction or series of transactions which, if such entity had been subject to Section 14(a) of the Securities Exchange Act of 1934 (“Exchange Act”), would be required to be disclosed pursuant to Item 404 of Regulation S-B of the Rules and Regulations of the Securities and Exchange Commission (“SEC”).

3.17. BROKER’S OR FINDER’S FEES

Except for Hovde Financial, LLC (“Hovde”), whose fees and right to reimbursement of expenses are as disclosed pursuant to a contract dated January 6, 2006 (a copy of which has been provided to Bancshares) (the “Hovde Agreement”), no agent, broker, investment banker, investment or financial advisor or other person acting on behalf of any of Old Florida or its Subsidiaries is entitled to any commission, broker’s or finder’s fee from any of the Parties hereto in connection with any of the transactions contemplated by this Agreement.

3.18. ENVIRONMENTAL MATTERS

(a) (i) Each of Old Florida and its Subsidiaries has obtained all material permits, licenses and other authorizations that are required to be obtained by it under any applicable Environmental Law Requirements (as hereinafter defined) in connection with the operation of its businesses and ownership of its properties (collectively, the “Subject Properties”), including without limitation, to the knowledge of Old Florida, properties acquired by foreclosure or in settlement of loans;

(ii) Each of Old Florida and its Subsidiaries is in compliance with all terms and conditions of such permits, licenses and authorizations and with all applicable Environmental Law Requirements, except for such noncompliance as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations or business of Old Florida and its Subsidiaries, taken as a whole;

(iii) To Old Florida’s knowledge, there are no past or present events, conditions, circumstances, activities or plans by any of Old Florida and its Subsidiaries related in any manner to any of Old Florida and its Subsidiaries or the Subject Properties that did or would violate or prevent compliance or continued compliance with any of the Environmental Law Requirements, or give rise to any Environmental Liability, as hereinafter defined, except for such as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations or business of Old Florida and its Subsidiaries, taken as a whole;

(iv) To Old Florida’s knowledge, there is no civil, criminal or administrative action, suit, demand, claim, order, judgment, hearing, notice or demand letter, notice of violation, investigation or proceeding pending or threatened by any person against any of Old Florida and its Subsidiaries, or any prior owner of any of the Subject Properties which relates to the Subject Properties and relates in any way to any Environmental Law Requirement or seeks to impose any Environmental Liability; and

(v) To Old Florida’s knowledge, none of Old Florida and its Subsidiaries is subject to or responsible for any material Environmental Liability which is not set forth and adequately provided for on the Latest Balance Sheet.

(b) “Environmental Law Requirement” means all applicable present and future statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises and similar items, of all governmental agencies, departments, commissions, boards, bureaus, or instrumentalities of the United States, states and political subdivisions thereof and all applicable judicial, administrative, and regulatory decrees, judgments and orders relating to the protection of human health or the environment, including without limitation: (i) all requirements, including but not limited to those pertaining to reporting, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes, whether solid, liquid, or gaseous in nature; (ii) all requirements pertaining to protection of the health and safety of employees or the public; and (iii) all requirements pertaining to the: (1) drilling, production, and abandonment of oil and gas wells; (2) the transportation of produced oil and gas; and (3) the remediation of sites related to that drilling, production or transportation.

(c) “Hazardous Materials” shall mean: (i) any “hazardous substance” as defined by either the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. Section 9601, et seq.) (“CERCLA”) as amended from time to time, or regulations promulgated thereunder; (ii) asbestos; (iii) polychlorinated biphenyls; (iv) any “regulated substance” as defined by 40 C.F.R. Section 280.12 or the FL Ad. Code, Title 62, Chapter 62-761 and Sec. 62-761.200; (v) any naturally occurring radioactive material (“NORM”), as defined by applicable federal or state laws or regulations as amended from time to time, irrespective of whether the NORM is located in Florida or another jurisdiction; (vi) any nonhazardous oilfield wastes (“NOW”) defined under applicable federal or state laws or regulations, irrespective of whether those wastes are located in Florida or another jurisdiction; (vii) any substance the presence of which on the Subject Properties is prohibited by any lawful rules and regulations of legally constituted authorities from time to time in force and effect relating to the Subject Properties; and (viii) any other substance which by any such rule or regulation requires special handling in its collection, storage, treatment or disposal.

(d) “Environmental Liability” shall mean: (i) any liability or obligation arising under any Environmental Law Requirement; or (ii) any liability or obligation under any other theory of law or equity (including without limitation any liability for personal injury, property damage or remediation) that results from, or is based upon or related to, the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any Hazardous Material, pollutant, contaminant, chemical, or industrial, toxic or hazardous substance or waste.

(e) There is currently no contamination of the Subject Properties by stachybotrys chartarum mold or other mold presenting a hazard to human health, and Old Florida has no knowledge of any event or condition that could result in such contamination of the Subject Properties in the future.

3.19. COMPLIANCE WITH LAWS

Each of Old Florida and its Subsidiaries is in compliance in all material respects with all applicable laws, rules, regulations, orders, writs, judgments and decrees. There are no governmental investigations pending or, to Old Florida’s knowledge, threatened against any of Old Florida and its Subsidiaries. There are no material uncured violations, or violations with respect to which material refunds or restitution may be required, cited in any compliance report to any of Old Florida and its Subsidiaries as a result of examination by any bank regulatory authority, bank holding company regulatory authority or other regulatory authority, except those cited in examination reports previously submitted to, and reviewed by, Bancshares.

3.20. INTELLECTUAL PROPERTY

(a) Schedule 3.20 of the Schedule of Exceptions sets forth a complete list of all patents, trademarks, trade names, trade secrets, copyrights, processes, service marks, royalty rights or design rights owned, used or licensed (as licensor or licensee) by any of Old Florida and its Subsidiaries in the operation of its business and all applications therefor and registrations thereof, whether foreign or domestic, owned or controlled by any such entity (the “Intellectual Property”), and, in the case of any such rights that are so owned, the jurisdiction in which such rights or applications have been registered, filed or issued, and, in the case of any such rights that are not so owned, the agreements under which such rights arise. Each of Old Florida and its Subsidiaries is the sole and exclusive owner of the Intellectual Property listed on Schedule 3.20 of the Schedule of Exceptions as being owned by it, with the sole and exclusive right, except to the extent indicated therein, to use and license such property. No claim has been asserted or threatened seeking cancellation or concurrent use of any registered trademark, tradename or service mark listed on Schedule 3.20 of the Schedule of Exceptions.

(b) There are no claims, demands or suits pending or threatened against any of Old Florida and its Subsidiaries claiming an infringement by any such entity of any patents, copyrights, processes, licenses, trademarks, service marks or trade names of others in connection with their business; none of the Intellectual Property or, as the case may be, the rights granted to such entity in respect thereof, infringes on the rights of any person or is being infringed upon by any person, and none is subject to any outstanding order, decree, judgment, stipulation, injunction, restriction or agreement restricting the scope of their use by any such entity.

3.21. COMMUNITY REINVESTMENT ACT

OFB has complied in all material respects with the provisions of the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” has received no material criticism from regulators with respect to discriminatory lending practices, and has no knowledge of any conditions or circumstances that are likely to result in a CRA rating of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

3.22. LOANS TO EXECUTIVES; INTERNAL CONTROLS

Other than disclosed on Schedule 3.22 of the Schedule of Exceptions, none of Old Florida and its Subsidiaries, directly or indirectly, including through OFB or any other Subsidiary, extended or maintained credit, arranged for the extension of credit, or renewed any extension of credit, in the form of a personal loan to or for any director or executive officer (or an equivalent thereof). Old Florida and OFB have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.23. ACCURACY OF STATEMENTS

No warranty or representation made or to be made by any of Old Florida and its Subsidiaries in this Agreement or in any document furnished or to be furnished by any of Old Florida and its Subsidiaries pursuant to this Agreement contains or will contain, as of the date of this Agreement, the effective date of the Registration Statement (as defined in Section 5.14 hereof) and the Closing Date, an untrue statement of a material fact or an omission of a material fact necessary to make the statements contained herein and therein, in light of the circumstances in which they are made, not misleading.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF BANCSHARES AND BOF

For purposes of this Section 4, the term “material adverse effect” shall mean, a condition, event, change or occurrence that is likely to have a material adverse effect upon the financial condition, results of operations, loans, securities, deposit accounts, business or properties of Bancshares; provided, however, that in determining whether a material adverse effect has occurred there shall be excluded any effect, to the extent attributable to or resulting from: (i) any changes in the laws, regulations or interpretations of laws or regulations generally affecting the banking business, but not uniquely relating to Bancshares; (ii) any changes in generally accepted accounting principles or regulatory accounting requirements generally affecting the banking or bank holding company businesses, but not uniquely relating to Bancshares; (iii) changes in national or international political or social conditions including the engagement by the Untied States in hostilities, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (iv) actions or omissions of Bancshares taken with the prior written consent of Old Florida in contemplation of the transactions contemplated hereby; and (v) any facts existing on the date of this Agreement as fully disclosed in the schedules of exceptions delivered by Bancshares with this Agreement. Bancshares and BOF represent and warrant to Old Florida and OFB that as of the date of this Agreement and as of the Closing Date:

4.01. SUBSIDIARIES; ORGANIZATION; QUALIFICATION.

Bancshares’ “Subsidiaries,” as such term is used in this Agreement, consists of BOF, Bank of Florida—Southeast, Bank of Florida—Tampa Bay and Bank of Florida Trust Company. Bancshares is a corporation duly organized and validly existing under the laws of the State of Florida and is a bank holding company within the meaning of Bank Holding Company Act of 1956, as amended. BOF is a state banking corporation duly organized and validly existing and in good standing under the laws of the State of Florida. Each of Bancshares and BOF have all requisite corporate power and authority to own and lease its property and to carry on its business as it is currently being conducted and to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and is qualified and in good standing as a foreign corporation in all jurisdictions in which the failure to so qualify would have a material adverse effect on the financial condition, results of operations or business of Bancshares and its Subsidiaries, taken as a whole.

4.02. CAPITAL STOCK

As of the date of this Agreement, the authorized capital stock of Bancshares consists of 20,000,000 shares of Bancshares Common Stock and 1,000,000 shares of preferred stock. As of July 31, 2006, 8,871,444 shares of Bancshares Common Stock were issued and outstanding, no shares of Bancshares’ preferred stock were issued and outstanding, and no shares were held in its treasury. All issued and outstanding shares of capital stock of Bancshares and BOF have been duly authorized and are validly issued, fully paid and nonassessable. The outstanding capital stock of Bancshares and BOF has been issued in compliance with all legal requirements and any preemptive or similar rights. Bancshares owns all of the issued and outstanding shares of capital stock of BOF free and clear of all liens, charges, security interests, mortgages, pledges and other encumbrances.

4.03. CORPORATE AUTHORIZATION; NO CONFLICTS

Subject to the approval of this Agreement or the issuance of Bancshares Common Stock in connection with the Company Merger by the shareholders of BOF and Bancshares, respectively, in accordance with the FBCA, FFIC and applicable federal law, all corporate acts and other proceedings required of Bancshares and BOF for the due and valid authorization, execution, delivery and performance of this Agreement and consummation of the Mergers have been validly and appropriately taken. Subject to such regulatory approvals as are required by law, this Agreement is the legal, valid and binding obligations of Bancshares and BOF as the case may be, and are enforceable against them in accordance with the respective terms of such agreements, except that enforcement may be limited by: (i) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, and other laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally or the rights of creditors of insured depository institutions; (ii) general equitable principles; and (iii) laws relating to the safety and soundness of insured depository institutions, and except that no representation is made as to the effect or availability of equitable remedies or injunctive relief (regardless of whether such enforceability is considered in a proceeding in equity or at law).

With respect to each of Bancshares and BOF, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby will: (i) violate, conflict with, or result in a breach of any provision of; (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under; (iii) result in the termination of or accelerate the performance required by; or (iv) result in the creation of any lien, security interest, charge or encumbrance upon any of its properties or assets under, any of the terms, conditions or provisions of its Articles of Incorporation or its Bylaws (or comparable documents) or any material note, bond, mortgage, indenture, deed of trust, lease, license, agreement or other instrument or obligation to or by which it or any of its assets is bound; or violate any order, writ, injunction, decree, statute, rule or regulation of any governmental body applicable to it or any of its assets.

4.04. FINANCIAL STATEMENTS; REPORTS AND PROXY STATEMENTS

(a) Bancshares has delivered to Old Florida true and complete copies of the: (i) consolidated balance sheets as of December 31, 2004 and December 31, 2005 of Bancshares and its Subsidiaries, the related consolidated statements of income, changes in shareholders’ equity and cash flows for the respective years then ended, the related notes thereto, and the report of its independent public accountants with respect thereto, as presented in Bancshares’ Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC (collectively, the “Bancshares Financial Statements”); and (ii) the unaudited consolidated balance sheet as of

June 30, 2006 of Bancshares and its Subsidiaries and the related unaudited statements of income and cash flows for the six-month period then ended, as presented in Bancshares’ quarterly report on Form 10-Q for the quarter then ended filed with the SEC (the “Bancshares Interim Financial Statements”).

(b) The Bancshares Financial Statements and the Bancshares Interim Financial Statements have been (and all financial statements delivered by Bancshares to Old Florida as required by this Agreement will be) prepared in conformity with GAAP applied on a basis consistent with prior periods, and present fairly, in conformity with GAAP, the consolidated results of operations of Bancshares and its Subsidiaries for the respective periods covered thereby and the consolidated financial condition of Bancshares and its Subsidiaries as of the respective dates thereof. All call and other regulatory reports have been filed on the appropriate form and prepared in all material respects in accordance with such forms’ instructions and the applicable rules and regulations of the regulating federal agency. As of the date of the latest balance sheet forming part of the Bancshares Interim Financial Statements (the “Bancshares Latest Balance Sheet”), none of Bancshares and its Subsidiaries has had, nor are any of such entity’ assets subject to, any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute, accrued, contingent, matured or unmatured), which is not reflected and adequately provided for in accordance with GAAP.

4.05. LEGALITY OF BANCSHARES SECURITIES

All shares of Bancshares Common Stock to be issued pursuant to the Company Merger have been duly authorized and, when issued pursuant to this Agreement, will be validly and legally issued, fully paid and nonassessable, and will be, at the time of their delivery, free and clear of all liens, charges, security interests, mortgages, pledges and other encumbrances and any preemptive or similar rights.

4.06. SEC REPORTS

Bancshares has previously delivered to Old Florida an accurate and complete copy of the following Bancshares reports filed with the SEC pursuant to the Exchange Act: (a) annual reports on Form 10-K for the years ended December 31, 2004 and 2005; (b) quarterly reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006; and (c) proxy statements for the years 2005 and 2006; as of their respective dates, no such report or communication contained (and all such reports and communications delivered by Bancshares to Old Florida as required by this Agreement will not contain) any untrue statement of a material fact or omitted (or will omit) to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Bancshares has timely filed all reports and other documents required to be filed by it under the Securities Act of 1933 (“Securities Act”) and the Exchange Act.

4.07. ABSENCE OF CERTAIN CHANGES OR EVENTS.

Since the date of Bancshares’ quarterly report on Form 10-Q for the quarter ended June 30, 2006, there has been no event or condition of any character (whether actual or threatened) that has had, or can reasonably be anticipated to have, a material adverse effect on the financial condition, results of operations or business of Bancshares and its Subsidiaries taken as a whole.

4.08. LEGAL MATTERS

(a) There are no material actions, suits, proceedings, arbitrations or investigations pending or, to Bancshares’ knowledge threatened, against any of Bancshares and its Subsidiaries which would be required to be disclosed in a Form 10-K or Form 10-Q pursuant to Item 103 of Regulation S-K of the SEC’s Rules and Regulations that are not so disclosed.

(b) To Bancshares’ knowledge, there are no material uncured violations of federal banking laws (and as of the date of this Agreement, there are no pending or threatened claims of such violations) or violations with respect to which material refunds or restitution may be required, cited in any compliance report to any of Bancshares and its Subsidiaries as a result of examination by any bank or bank holding company regulatory authority.

(c) None of Bancshares and its Subsidiaries is subject to any written agreement, memorandum or order or decree with or by any bank or bank holding company regulatory authority, nor has any of Bancshares and its Subsidiaries been advised by any regulatory agency that it is considering issuing or requesting any such written agreement, memorandum, letter, order or decree.

4.09. COMMUNITY REINVESTMENT ACT

BOF has complied in all material respects with the provisions of the CRA and the rules and regulations thereunder, has CRA ratings of not less than “satisfactory,” and has received no material criticism from regulators with respect to discriminatory lending practices, and has no knowledge of any conditions or circumstances that are likely to result in CRA ratings of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

4.10. ACCURACY OF STATEMENTS

No warranty or representation made or to be made by any of Bancshares and its Subsidiaries in this Agreement or in any document furnished or to be furnished by any of Bancshares and its Subsidiaries pursuant to this Agreement contains or will contain, as of the date of this Agreement, the effective date of the Registration Statement and the Closing Date, an untrue statement of a material fact or an omission of a material fact necessary to make the statements contained herein and therein, in light of the circumstances in which they are made, not misleading.

4.11. PRO FORMA CAPITAL REQUIREMENTS.

Bancshares and BOF are, and on a pro forma basis giving effect for the Mergers and any capital infusion contemplated by Bancshares, will be: (i) “well capitalized,” as defined by the regulations of Bancshares’ and BOF’s respective federal regulators; and (ii) in compliance with all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over Bancshares or BOF, including without limitation, any such higher requirement, standard, or ratio as shall apply to institutions engaging in the acquisition of insured institution deposits, assets or branches. Furthermore, no such regulator has indicated that it will condition any regulatory approval upon an increase in Bancshares’ capital or compliance with any additional capital requirement, standard or ratio that Bancshares is unwilling to accept as a condition of such approval.

SECTION 5. COVENANTS AND CONDUCT OF PARTIES

PRIOR TO THE EFFECTIVE DATE

The Parties further covenant and agree as follows:

5.01. INVESTIGATIONS; PLANNING

Each of Old Florida and its Subsidiaries shall continue to provide to Bancshares and BOF and to their authorized representatives full access during all reasonable times to its premises, properties, books and records (including, without limitation, all corporate minutes and stock transfer records), and to furnish Bancshares and BOF and such representatives with such financial and operating data and other information of any kind respecting its business and properties as Bancshares and BOF shall from time to time reasonably request. Any investigation shall be conducted in a manner that does not unreasonably interfere with the operation of the business of Old Florida and its Subsidiaries. Each of Old Florida and its Subsidiaries agrees to cooperate with

Bancshares and BOF in connection with planning for the efficient and orderly combination of the Parties and the operation of Bancshares and BOF after consummation of the Mergers. In the event of termination of this Agreement prior to the Effective Date, Bancshares and BOF shall, except to any extent necessary to assert any rights under this Agreement return, without retaining copies thereof, or destroy (and certify to same under penalty of perjury) all confidential or nonpublic documents, work papers and other materials obtained from Old Florida or its Subsidiaries in connection with the transactions contemplated hereby and shall keep such information confidential, not disclose such information to any other person or entity except as may be required by legal process, and not use such information in connection with its business, and shall cause all of its employees, agents and representatives to keep such information confidential and not to disclose such information or to use it in connection with its business, in each case unless and until such information shall come into the public domain through no fault of Bancshares or BOF. Bancshares and BOF shall continue to provide Old Florida’s executive officers with access to Bancshares’ and BOF’s respective executive officers, during normal business hours and upon reasonable notice, to discuss the business and affairs of Bancshares and BOF to the extent customary in transactions of the nature contemplated by this Agreement.

5.02. COOPERATION AND COMMERCIALLY REASONABLE EFFORTS

Each of the Parties hereto will cooperate with the other Parties and use all commercially reasonable efforts to: (i) procure all necessary consents and approvals of third parties; (ii) complete all necessary filings, registrations, applications, schedules and certificates; (iii) satisfy all requirements prescribed by law for, and all conditions set forth in this Agreement to, the consummation of the Mergers and the transactions contemplated hereby; and (iv) effect the transactions contemplated by this at the earliest practicable date. Old Florida and OFB shall provide Bancshares and BOF full and complete access to all their third party vendors and shall consult Bancshares and BOF prior to negotiating new third party vendor agreements or amendments to or modifications of existing third party agreements.

5.03. INFORMATION FOR, AND PREPARATION OF, REGISTRATION STATEMENT AND PROXY STATEMENT

Each of the Parties hereto will cooperate in the preparation of the Registration Statement referred to in Section 5.14 and a proxy statement of Old Florida and Bancshares (the “Proxy Statement”) which complies with the requirements of the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder and other applicable federal and state laws, for the purpose of submitting this Agreement and the transactions contemplated hereby to Old Florida’s and Bancshares’ shareholders for approval. Each of the Parties will as promptly as practicable after the date hereof furnish all such data and information relating to it and its Subsidiaries as any of the other Parties may reasonably request for the purpose of including such data and information in the Registration Statement and the Proxy Statement.

5.04. BANCSHARES’ CONDUCT OF BUSINESS

From the date hereof through the Closing, without the prior written consent of the Chief Executive Officer of Old Florida or his duly authorized designee, Bancshares shall not take or cause to be taken any action that would disqualify either of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Bancshares and its Subsidiaries shall not commit any act that is intended or reasonably may be expected to result in any of the representations and warranties of Bancshares or BOF set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Mergers set forth in Section 6 not being satisfied, or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law.

5.05. PRESS RELEASES

Bancshares and Old Florida will cooperate with each other in the preparation of any press releases announcing the execution of this Agreement or the consummation of the transactions contemplated hereby.

Without the prior written consent of the Chief Executive Officer of the other Party, none of Old Florida and its Subsidiaries or Bancshares and its Subsidiaries will issue any press release or other written statement for general circulation relating to the transactions contemplated hereby, except as may otherwise be required by law in the reasonable judgment of the disclosing Party and, if practical, prior notice of such release is provided to the other Parties. Nothing in this Section 5.05 shall require Bancshares to obtain Old Florida’s or OFB’s consent to make a non-material reference to this Agreement or the transactions contemplated thereby in a press release primarily concerning other matters, such as quarterly results of operations.

5.06. PRESERVATION OF BUSINESS

Each of Old Florida and its Subsidiaries will use its best efforts to preserve the possession and control of all of its assets other than those consumed or disposed of for value in the ordinary course of business to preserve the goodwill of customers and others having business relations with it and to do nothing knowingly to impair its ability to keep and preserve its business as it exists on the date of this Agreement.

5.07. CONDUCT OF BUSINESS IN THE ORDINARY COURSE

Each of Old Florida and its Subsidiaries shall conduct its business only in the ordinary course consistent with past practices, and shall not, without the prior written consent of the Chief Executive Officer of Bancshares or his duly authorized designee:

(a) declare, set aside, or pay any dividend, or declare or make any distribution on, or directly or indirectly combine, redeem, reclassify, purchase, or otherwise acquire, any shares of its capital stock or authorize the creation or issuance of or issue any additional shares of its capital stock or any securities or obligations convertible into or exchangeable for its capital stock other than in connection with the issuance of shares of Old Florida Common Stock pursuant to the exercise of Stock Options outstanding as of the date of this Agreement to purchase Old Florida Common Stock.

(b) amend its Articles of Incorporation or Bylaws or adopt or amend any resolution or agreement concerning indemnification of its directors or officers;

(c) enter into or modify any agreement so as to require the payment, conditionally or otherwise, of any salary, bonus, extra compensation (including payments for unused vacation or sick time), pension or severance payment to any of its present or former directors, officers or employees except such agreements as are terminable at will without any penalty or other payment by it, or increase the compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar benefits and payments) of any such person in any manner inconsistent with its past practices;

(d) except in the ordinary course of business consistent with past practices, place or suffer to exist on any of its assets or properties any mortgage, pledge, lien, charge or other encumbrance, except those of the character described in clauses (i) through (iv) of Subsection 3.09(a) hereof, or cancel any material indebtedness owing to it or any claims which it may have possessed, or waive any right of substantial value or discharge or satisfy any material noncurrent liability;

(e) acquire another business or merge or consolidate with another entity, or sell or otherwise dispose of a material part of its assets or, except in the ordinary course of business consistent with past practices;

(f) commit any act that is intended or reasonably may be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Mergers set forth in Section 6 not being satisfied, or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(g) commit or fail to take any act which act or omission is intended or reasonably may be expected to result in a material breach or violation of any applicable law, statute, rule, governmental regulation or order;

(h) fail to maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed;

(i) fail to pay, or to make adequate provision in all material respects for the payment of, all taxes, interest payments and penalties due and payable (for all periods up to the Effective Date, including that portion of its fiscal year to and including the Effective Date) to any city, county, state, the United States or any other taxing authority, except those being contested in good faith by appropriate proceedings and for which sufficient reserves have been established;

(j) dispose of investment securities in amounts or in a manner inconsistent with past practices; or make investments in noninvestment grade securities or which are inconsistent with past investment practices;

(k) enter into any new line of banking or nonbanking business in which it is not actively engaged as of the date of this Agreement;

(l) charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP consistently applied) or sell (except in the ordinary course of business consistent with past practices) any of its portfolio of loans, discounts or financing leases, or sell any asset held as other real estate or other foreclosed assets for an amount materially less than 100% of its book value at the date of the Latest Balance Sheet;

(m) make any extension of credit which, when added to all other extensions of credit to a borrower and its affiliates, would exceed any of Old Florida and its Subsidiaries’ applicable regulatory lending limits;

(n) take or cause to be taken any action that would disqualify either of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code; or

(o) agree or commit to do any of the foregoing.

5.08. ADDITIONAL INFORMATION.

Old Florida will provide Bancshares with prompt written notice of any material adverse change in the financial condition, results of operations, business or prospects of any of Old Florida and its Subsidiaries, or any material action taken or proposed to be taken by any regulatory agency. Old Florida will provide Bancshares and Bancshares will provide Old Florida with: (i) prompt written notice of any material breach by any of such Party’s Subsidiaries of any of its warranties, representations or covenants in this Agreement; (ii) as soon as they become available, as to Old Florida and OFB, true and complete copies of any financial statements, reports and other documents of the type referred to in Section 3.04, and quarterly unaudited consolidated balance sheets of Old Florida and its Subsidiaries, and the related unaudited statements of income, shareholders’ equity and cash flows for the periods then ended, with respect to Old Florida and its Subsidiaries; and, as to Bancshares, true and complete copies of financial statements, reports and other documents of the type referred to in Sections 4.04 and 4.06, with respect to Bancshares and its Subsidiaries; (iii) promptly upon its dissemination, any report disseminated to their respective shareholders. Old Florida shall make available for inspection by Bancshares at Old Florida’s executive offices true and complete copies of any examination reports issued by any bank regulatory authority or any bank holding company regulatory authority.

5.09. SHAREHOLDER APPROVAL

Bancshares’ and Old Florida’s Boards of Directors shall submit this Agreement to, or seek approval to issue Bancshares Common Stock in connection therewith from, their respective shareholders for approval in accordance with applicable law, together with their respective recommendations that such approvals be given, at respective special meetings of the shareholders of Bancshares and of Old Florida duly called and convened for that purpose as soon as practicable after the effective date of the Registration Statement. Old Florida, as the sole shareholder of OFB, and Bancshares as the sole shareholder of BOF, shall each take all action to effect shareholder approval of this Agreement. The foregoing obligations of Old Florida and its Board of Directors specified in this Section 5.09 are subject to the proviso in the last sentence of Section 5.12.

5.10. DIRECTORS’ AND EXECUTIVE OFFICERS’ AGREEMENTS

(a) Old Florida shall obtain and deliver to Bancshares, within one week of the execution of this Agreement, a written agreement in the form attached as Exhibit 5.10(a) hereto from each person who is a director or executive officer of Old Florida or OFB to the effect that such person: (i) has not disposed of any Old Florida Common Stock; (ii) will not dispose of any Old Florida Common Stock unless the transferee agrees to be bound by such written agreement; (iii) will not dispose of any Bancshares Common Stock received pursuant to the Merger in violation of Rule 145 of the Securities Act or the rules and regulations of the SEC thereunder or in a manner that would disqualify the transactions contemplated hereby tax-free reorganization treatment and; (iv) to vote in favor of this Agreement and the Mergers all shares registered in their name individually or as to which they otherwise have sole voting power, and to use their best efforts, subject to any fiduciary duty they may have, to cause all shares as to which they share voting power with others to be voted in favor of this Agreement and the Merger. The foregoing obligations of Old Florida and of Old Florida’s and OFB’s directors and executive officers shall be terminated upon both: (i) the withdrawal of Old Florida’ Board of Directors’ recommendation that Old Florida’s shareholders approve this Agreement and the Mergers as contemplated by Section 5.12; and (ii) the payment of the fee contemplated by Section 7.03.

(b) Bancshares shall obtain and deliver to Old Florida, within one week of the execution of this Agreement, a written agreement in the form attached as Exhibit 5.10(b) hereto from each person who is a director or executive officer of Bancshares or BOF to the effect that such person to vote in favor of authorizing the issuance of shares of Bancshares Common Stock as consideration in the Company Merger all shares registered in their name individually or as to which they otherwise have sole voting power, and to use their best efforts, subject to any fiduciary duty they may have, to cause all shares as to which they share voting power with others to be voted in favor of authorizing the issuance of shares of Bancshares Common Stock as consideration in the Company Merger

5.11. LOAN POLICY

From the date hereof through the Effective Time, none of Old Florida and its Subsidiaries will make any loans, or enter into any commitments to make loans, which vary other than in immaterial respects from its written loan policies, a true and correct copy of which loan policies has been provided to Bancshares; provided that this covenant shall not prohibit OFB from extending or renewing credit or loans in the ordinary course of business consistent with past lending practices or in connection with the workout or renegotiation of loans currently in its loan portfolio. Concurrent with the execution of this Agreement, Old Florida shall provide Bancshares a calendar of any Board or committee meetings of OFB at which the Board or any committee will vote on proposed new or renewal loans or investments. Old Florida and OFB will allow a representative of Bancshares or BOF to be present at all such meetings for informational purposes only and such representative shall not take part in discussions or voting on any matters presented at such meetings.

5.12. NO SOLICITATIONS

Prior to the Effective Time or until the termination of this Agreement, no director, employee or agent of Old Florida or any of its Subsidiaries shall, without the prior approval of Bancshares, directly or indirectly, solicit or initiate inquiries or proposals with respect to, or, except to the extent determined by the Board of Directors of Old Florida in good faith, after consultation with its financial advisors and its legal counsel, to be required to discharge properly the directors’ fiduciary duties to Old Florida or any of its Subsidiaries and its shareholders, furnish any information relating to, or participate in any negotiations or discussions concerning, any Acquisition Transaction (as defined in Subsection 7.01[e]) or any other acquisition or purchase of all or a substantial portion of its assets, or of a substantial equity interest in it or withdraw its recommendation to the shareholders of Old Florida of the Company Merger, or make a recommendation of any other Acquisition Transaction, or any other business combination with it, other than as contemplated by this Agreement (and in no event will any such information be supplied except pursuant to a confidentiality agreement in form and substance as to confidentiality substantially the same as the confidentiality agreement between Old Florida and Bancshares); and of Old Florida and its Subsidiaries shall instruct its officers, directors, agents and affiliates to refrain from doing any of the above, and will notify Bancshares immediately if any such inquiries or proposals are received by it, any such information is requested from it, or any such negotiations or discussions are sought to be initiated with it or any of its officers, directors, agents and affiliates; provided, however, that nothing contained herein shall be deemed to prohibit any officer or director of Old Florida or OFB from taking any action that the Board of Directors of Old Florida or OFB, as the case may be, determines, in good faith after consultation with and receipt of a written opinion of counsel, is required by law or is required to discharge his fiduciary duties to Old Florida and its shareholders.

5.13. OPERATING FUNCTIONS

Each of Old Florida and its Subsidiaries agrees to cooperate in the consolidation of appropriate operating functions with Bancshares to be effective on the Effective Date, provided that the foregoing shall not be deemed to require any action that, in the opinion of such entity’s Board of Directors, would adversely affect its operations if the Mergers were not consummated.

5.14. BANCSHARES REGISTRATION STATEMENT

(a) Bancshares will prepare and file on Form S-4 a registration statement (the “Registration Statement”) under the Securities Act (which will include the Proxy Statement) complying with all the requirements of the Securities Act (and the rules and regulations thereunder) applicable thereto, for the purpose, among other things, of registering the Bancshares Common Stock which will be issued to the holders of Old Florida Common Stock pursuant to the Company Merger. Subject to the foregoing proviso, Bancshares shall use its best efforts to cause the Registration Statement to become effective as soon as practicable, to qualify the Bancshares Common Stock under the securities or blue sky laws of such jurisdictions as may be required and to keep the Registration Statement and such qualifications current and in effect for so long as is necessary to consummate the transactions contemplated hereby. As a result of the registration of the Bancshares Common Stock pursuant to the Registration Statement, such stock shall be freely tradeable by the shareholders of Old Florida except to the extent that the transfer of any shares of Bancshares Common Stock received by shareholders of Old Florida is subject to the provisions of Rule 145 under the Securities Act or restricted under applicable tax rules. Old Florida and its counsel shall have reasonable opportunity to review and comment on the Registration Statement being filed with the SEC and any responses filed with the SEC regarding the Registration Statement.

(b) Bancshares will indemnify and hold harmless each of Old Florida and its Subsidiaries and each of their respective directors, officers and other persons, if any, who control Old Florida within the meaning of the Securities Act from and against any losses, claims, damages, liabilities or judgments, joint or several, to which they or any of them may become subject, insofar as such losses, claims, damages, liabilities, or judgments (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or in any amendment or supplement thereto, or in any state application for qualification, permit, exemption or registration as a broker/dealer, or in any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that Bancshares shall not be liable, in any such case, to the extent that any such loss, claim, damage, liability, or judgment (or action in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, or any such amendment or supplement thereto, or in any such state application, or in any amendment or supplement thereto, in reliance upon and in conformity with information furnished to Bancshares by or on behalf of any of Old Florida and its Subsidiaries or any officer, director or affiliate of any such entity for use therein.

(c) Promptly after receipt by an indemnified party under Subsection 5.14(b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against Bancshares under such Subsection, notify Bancshares in writing of the commencement thereof. In case any such action shall be brought against any indemnified party and it shall notify Bancshares of the commencement thereof, Bancshares shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and, after notice from Bancshares to such indemnified party of its election so to assume the defense thereof, Bancshares shall not be liable to such indemnified party under such Subsection for any legal expenses of other counsel or any other expenses subsequently incurred by such indemnified party; provided, however, if Bancshares elects not to assume such defense or if counsel for the indemnified party advises Bancshares in writing that there are material substantive issues which raise conflicts of interest between Bancshares or Old Florida and the indemnified party, such indemnified party may retain counsel satisfactory to it and Bancshares shall pay all reasonable fees and expenses of such counsel for the indemnified party promptly as statements therefor are received. Notwithstanding the foregoing, Bancshares shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by Bancshares in respect of such claim unless in the reasonable judgment of any such indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties in respect to such claims.

(d) The provisions of Subsections 5.14(b) and (c) are intended for the benefit of, and shall be enforceable by, the parties entitled to indemnification thereunder and each such party’s heirs, representatives or successors.

5.15. APPLICATION TO REGULATORY AUTHORITIES

Bancshares shall prepare and file, within sixty (60) days from the date this Agreement is signed, all regulatory applications and filings that are required to be made with respect to the Mergers; provided, however, that if Bancshares is unable to prepare and file such applications and filings within the time period specified herein due to the failure of either Old Florida or OFB to timely provide Bancshares any information necessary to complete such applications and filings, or for any other reason outside of Bancshares’ control, then Bancshares’ failure to comply with the provisions of this Section 5.15 shall not be deemed a breach of the Agreement. Bancshares shall provide Old Florida copies of all such regulatory applications and filings at the time of filing with the appropriate regulatory agency. Bancshares shall promptly forward to Old Florida copies of all regulatory applications and filings referred to in this Section 5.15, as well as correspondence to and from the regulatory agencies regarding such applications and filings. Bancshares shall also keep Old Florida apprised of the status of matters related to such applications and filings.

5.16. REVENUE RULING

Bancshares may elect to prepare (and in that event Old Florida shall cooperate in the preparation of) a request for a ruling from the Internal Revenue Service with respect to certain tax matters in connection with the transactions contemplated by this Agreement.

5.17. BOND FOR LOST CERTIFICATES

Upon receipt of notice from any of its shareholders that a certificate representing Old Florida Common Stock has been lost or destroyed, and prior to issuing a new certificate, Old Florida shall require such shareholder to post a bond in such amount as is sufficient to support the shareholder’s agreement to indemnify Old Florida against any claim made by the owner of such certificate, unless Bancshares agrees to the waiver of such bond requirement.

5.18. WITHHOLDING

Bancshares shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Old Florida Common Stock after the Effective Time such amounts as Bancshares may be required by law to deduct and withhold therefrom. All such deductions and withholdings shall be deemed for all purposes of this Agreement to have been paid to the person with respect to whom such deduction and withholding was made.

5.19. DISSENTERS

Old Florida shall give Bancshares: (i) prompt written notice of, and a copy of, any instrument received by Old Florida with respect to the assertion or perfection of dissenters’ rights; and (ii) the opportunity to participate in any and all negotiations and proceedings with respect to dissenters’ rights, should Bancshares desire to do so.

5.20. NASDAQ STOCK MARKET

Bancshares shall continue to cause the shares of Bancshares Common Stock to be listed on the Nasdaq Stock Market Global Market System. Bancshares shall cause the shares of Bancshares Common Stock to be issued in the Company Merger to be duly authorized, validly issued, fully paid and nonassessable, free of any preemptive or similar right and to be approved for quotation in the Nasdaq Stock Market Global Market System prior to or at the Effective Time.

5.21. CONTINUING INDEMNITY; INSURANCE

Bancshares covenants and agrees that:

(a) all rights to indemnification (including, without limitation, rights to mandatory advancement of expenses) and all limitations of liability existing in favor of indemnified parties under Old Florida’s Articles of Incorporation and Bylaws and in the Articles of Incorporation and Bylaws of OFB (as the case may be) as in effect as of the date of this Agreement with respect to matters occurring prior to or at the Effective Time (an “Indemnified Party”) shall survive the Company Merger and shall continue in full force and effect, without any amendment thereto, for a period concurrent with the applicable statute of limitations; provided, however, that all rights to indemnification in respect of any claim asserted or made as to which Bancshares is notified in writing within such period shall continue until the final disposition of such claim. Without limiting the foregoing, in any case in which approval is required to effectuate any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between Bancshares and the Indemnified Party.

(b) Promptly after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a claim in respect thereof is to be made against Bancshares under such Subsection, notify Bancshares in writing of the commencement thereof. In case any such action shall be brought against any Indemnified Party, Bancshares shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and, after notice from Bancshares to such Indemnified Party of its election so to assume the defense thereof, Bancshares shall not be liable to such Indemnified Party under such Subsection for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party; provided, however, if Bancshares elects not to assume such defense or if counsel for the Indemnified Party advises Bancshares in writing that there are material substantive issues which raise conflicts of interest between Bancshares or Old Florida and the Indemnified Party, such Indemnified Party may retain counsel satisfactory to it, and Bancshares shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received. Notwithstanding the foregoing, Bancshares shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in respect of such claim unless in the reasonable judgment of an Indemnified Party a conflict of interest exists between an Indemnified Party and any other Indemnified Parties in respect to such claims.

(c) Old Florida shall cause the persons serving as officers or directors of Old Florida or OFB, immediately prior to the Effective Time to be covered for a period of three years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Old Florida and OFB with respect to acts or omissions occurring prior to or at the respective effective times which were committed by such officers and directors in their capacity as such; provided that the aggregate premium to be paid by Old Florida and OFB for such insurance shall not exceed 125% of the most current annual premium paid by Old Florida and OFB for its directors and officers liability insurance, without Bancshares’ prior approval.

(d) If Bancshares or any of its successors or assigns: (i) shall consolidate with or merge into any corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of Bancshares shall assume the obligations set forth in this Section 5.21.

(e) The provisions of this Section 5.21 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

5.22. EMPLOYEES AND CERTAIN OTHER MATTERS

All employees of Old Florida and OFB upon consummation of the Mergers shall become employees of Bancshares or BOF. Notwithstanding the foregoing, at and after the Effective Time, Bancshares and BOF reserve the right to terminate any such employee, and to modify the job duties, compensation and authority of such employee. At the Effective Time, all such employees shall be eligible for such employee benefits as are generally available to employees of BOF or Bancshares having like tenure, officer status and compensation levels except: (i) all executive and senior level management bonuses, stock options, restricted stock and similar benefits shall be at the discretion of Bancshares’ Compensation Committee; (ii) all such employees shall be given full credit for all prior service as employees of Old Florida or OFB to the extent permitted by any of Bancshares’ or BOF’s service providers and (iii) for all such employees who are participants in Old Florida’s or any of its Subsidiaries’ group medical/health insurance plans as of the Effective Time, there shall be no exclusion of coverage for pre-existing conditions, and, if the Effective Time falls within an annual period of coverage under any group health plan of Bancshares or any of its Subsidiaries, each such employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of Old Florida and its Subsidiaries during the applicable coverage period through the Effective Time towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of Bancshares and its Subsidiaries.

SECTION 6. CONDITIONS OF CLOSING

6.01. CONDITIONS OF ALL PARTIES

The obligations of each of the Parties hereto to consummate the Company Merger are subject to the satisfaction of the following conditions at or prior to the Closing:

(a) This Agreement and the Company Merger shall have been duly approved by the shareholders of Old Florida and the issuance of Bancshares Common Stock in connection with the Company Merger shall have been duly approved by the shareholders of Bancshares.

(b) The Registration Statement shall have become effective prior to the mailing of the Proxy Statement, no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been instituted or, to the knowledge of any Party, shall be contemplated, and Bancshares shall have received all state securities laws permits and authorizations necessary to consummate the transactions contemplated hereby.

(c) No action or proceeding shall have been threatened or instituted before a court or other governmental body to restrain or prohibit the transactions contemplated by this Agreement, or to obtain damages or other relief in connection with the execution of such agreements, or the consummation of the transactions contemplated hereby or thereby; and no governmental agency shall have given notice to any Party hereto to the effect that consummation of the transactions contemplated by this Agreement would constitute a violation of any law, or that it intends to commence proceedings to restrain consummation of the Mergers.

(d) All statutory requirements for the valid consummation of the transactions contemplated by this Agreement shall have been fulfilled; all appropriate orders, consents and approvals from all regulatory agencies and other governmental authorities whose order, consent or approval is required by law for the consummation of the transactions contemplated by this Agreement shall have been received; and the terms of all requisite orders, consents and approvals shall then permit the effectuation of the Mergers without imposing any material conditions with respect thereto except for any such conditions that are acceptable to Bancshares.

(e) Bancshares and Old Florida shall have received a written opinion from Igler & Dougherty, P.A. customary in scope and opining to the matters set forth on Exhibit 6.01(e), subject to customary qualifications, limitations and assumptions (the “Tax Opinion”), dated the date of the Effective Time.

(f) Bancshares shall have offered seats on its Board of Directors to two current member of Old Florida’s Board of Directors, who shall be jointly selected by Bancshares and Old Florida. Such individual’s service on Bancshares’ Board of Directors shall commence as soon as practicable after the Effective Time.

(g) The Nasdaq Stock Market Global Market System shall not have issued any objection to, or otherwise prohibited, the listing of the Bancshares Common Stock to be issued in the Company Merger.

6.02. ADDITIONAL CONDITIONS TO BANCSHARES’ OBLIGATION TO CLOSE

The obligations of Bancshares to consummate the Mergers are also subject to the satisfaction of the following additional conditions at or prior to the Closing:

(a) The representations and warranties of Old Florida and OFB contained in this Agreement shall be true and correct, individually and in the aggregate, on and as of the Closing Date, with the same effect as though made on and as of such date, except to the extent of changes permitted by the terms of this Agreement, and each of Old Florida and OFB shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing. In addition, each of Old Florida and OFB shall have delivered to Bancshares and BOF its certificate dated as of the Closing Date and signed by its Chief Executive Officer and Chief Financial Officer (or their functional equivalents) to the foregoing effect and to the effect that, except as specified in such certificate, such persons do not know, and have no reasonable grounds to know, of any material failure or breach of any representation, warranty or covenant made by it in this Agreement.

(b) There shall not have occurred any material adverse change from the date of the Latest Balance Sheet to the Closing Date in the financial condition, results of operations, or business of Old Florida and its Subsidiaries, taken as a whole; provided, however, that: (i) the incurrence by Old Florida of reasonable expenses in connection with the Mergers (including fees and expenses of attorneys, accountants or other consultants not to exceed $175,000 in the aggregate and the payment to Hovde of its fees in accordance with the Hovde Agreement [the “Permitted Expenses”]); and (ii) the occurrence of an event specifically permitted under Section 5.07 are expressly deemed not to constitute such a material adverse change.

(c) Bancshares shall have received “comfort” letters from Hacker, Johnson & Smith PA dated, respectively, within three (3) days prior to the date of the Proxy Statement and within three (3) days prior to the Closing Date, in customary form for transactions of this sort and in substance satisfactory to Bancshares.

(d) Bancshares and BOF shall have received from Smith Mackinnon, P.A., counsel to Old Florida, an opinion, dated as of the Closing Date, customary in scope and opining to the matters set forth on Exhibit 6.02(d), subject to customary qualifications, limitations and assumptions. In giving such opinions, such counsel may rely as to questions of fact upon certificates of one or more officers of any of Old Florida and its Subsidiaries and governmental officials.

(e) Bancshares shall have received from Larry W. Johnson a signed employment agreement termination and business protection agreement and change in control agreement, in form and substance reasonably satisfactory to Bancshares and acknowledging receipt of any and all payments due under such agreements, containing non-competition and non-solicitation clauses and releasing Old Florida, OFB, Bancshares and BOF from any and all obligations. Bancshares shall have received from Nicholas J. Panicaro a signed employment agreement termination and business protection agreement in form and substance reasonably satisfactory to Bancshares and acknowledging receipt of any and all payments due under such agreements, containing non-competition and non-solicitation clauses and releasing Old Florida, OFB, Bancshares and BOF from any and all obligations.

(f) Bancshares shall have received the agreement specified on Exhibit 5.10(a) hereto (as contemplated by and within the timeframe specified in Subsection 5.10) from each person who serves as an executive officer or director of Old Florida or OFB; and Bancshares shall have received from each such person a written confirmation dated not earlier than five days prior to the Closing Date to the effect that each representation made in such person’s Director’s and Officer’s Commitment is true and correct as of the date of such confirmation and that such person has complied with all of his or her covenants therein through the date of such confirmation; in each case to the extent necessary to ensure, in the reasonable judgment of Bancshares, compliance with Rule 145 under the Securities Act.

(g) No adverse regulatory action shall be pending or threatened against any of Old Florida and its Subsidiaries, if such action would or could impose any material liability on Bancshares or interfere in any material respect with the conduct of the businesses of Bancshares and its Subsidiaries following the Mergers.

(h) If requested by Bancshares in writing at least five business days prior to the Effective Date, Old Florida shall take such actions as to dissolve Old Florida Capital, Inc. under the FBCA.

6.03. ADDITIONAL CONDITIONS TO OLD FLORIDA’S OBLIGATION TO CLOSE

The obligations of Old Florida to consummate the Mergers are also subject to the satisfaction of the following additional conditions at or prior to the Closing:

(a) The representations and warranties of Bancshares and BOF contained in this Agreement shall be true and correct, individually and in the aggregate, on the Closing Date, with the same effect as though made on and as of such date, except to the extent of changes permitted by the terms of this Agreement, and each of Bancshares and BOF shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing. In addition, each of Bancshares and BOF shall have delivered to Old Florida and OFB its certificate dated as of the Closing Date and signed by its Chief Executive Officer and Chief Financial Officer to the foregoing effect and to the effect that, except as specified in such certificate, such persons do not know, and have no reasonable grounds to know, of any material failure or breach of any representation, warranty or covenant made by it in this Agreement.

(b) Old Florida and OFB shall have received from Igler & Dougherty, P.A., counsel for Bancshares and BOF, an opinion, dated as of the Closing Date, customary in scope and opining to the matters set forth on Exhibit 6.03(b), subject to customary qualifications, limitations and assumptions. In giving such opinion, such counsel may rely as to questions of fact upon certificates of one or more officers of Bancshares or of Bancshares’ Subsidiaries, and governmental officials.

(c) Old Florida shall have received letters from Hovde dated the date of the Proxy Statement and dated the date of the meeting of the shareholders of Old Florida, in each case in form and substance satisfactory to Old Florida, confirming such financial advisor’s prior opinion to the Board of Directors of Old Florida to the effect that the consideration to be paid in the Company Merger is fair to its shareholders from a financial point of view.

(d) There shall not have occurred any material adverse change from the date of Bancshares’ Latest Balance Sheet to the Closing Date in the financial condition, results of operations or business of Bancshares’ and its Subsidiaries taken as a whole.

(e) No adverse regulatory action shall be pending or threatened against any of Bancshares and its Subsidiaries, if such action would or could impose any material liability on Bancshares or interfere in any material respect with the conduct of the businesses of Bancshares and its Subsidiaries following the Mergers.

(f) Old Florida shall have received the agreement specified on Exhibit 5.10(b) hereto (as contemplated by and within the timeframe specified in Subsection 5.10) from each person who serves as an executive officer or director of Bancshares or BOF.

6.04. WAIVER OF CONDITIONS

Any condition to a Party’s obligations hereunder may be waived by that Party, other than the conditions specified in Subsections 6.01 (a), (b) and (d) and the condition specified in Subsection 6.03(c) hereof. The failure to waive any condition hereunder shall not be deemed a breach of Section 5.02 hereof.

SECTION 7. TERMINATION

7.01. TERMINATION

This Agreement may be terminated and the Mergers contemplated herein abandoned at any time before the Effective Time, whether before or after approval by the shareholders of Old Florida or Bancshares as follows:

(a) By the mutual consent of the Boards of Directors of Bancshares and Old Florida.

(b) By the Board of Directors of either Bancshares or Old Florida in the event of a breach by any of Bancshares or Old Florida and either of its Subsidiaries of any representation or warranty contained in this Agreement or of any covenant contained in this Agreement, which in either case cannot be, or has not been, cured within 30 days after written notice of such breach is given to the entity committing such breach, provided that the right to effect such cure shall not extend beyond the date set forth in Subsection 7.01(c)(ii) below.

(c) By the Board of Directors of either Bancshares or Old Florida if: (i) all conditions to Closing required by Section 6 hereof have not been met by or waived by Bancshares or Old Florida by March 31, 2007; or (ii) any such condition cannot be met by March 31, 2007 and has not been waived by each Party in whose favor such condition inures; or (iii) if the Mergers have not been consummated by April 15, 2007, provided that the failure to consummate the transactions contemplated hereby is not caused by the Party electing to terminate pursuant to this clause (iii).

(d) By Bancshares if this Agreement or the Company Merger fails to receive the requisite vote at any meeting of Old Florida’s shareholders called for the purpose of voting thereon. By Old Florida if this Agreement or the Company Merger fails to receive the requisite vote at any meeting of Bancshares’ shareholders called for the purpose of voting thereon.

(e) By Bancshares if the Board of Directors of Old Florida: (1) shall withdraw, modify or change its recommendation to its shareholders of this Agreement or the Company Merger, or shall have resolved to do any of the foregoing or; (2) either: (x) shall have recommended to the shareholders of Old Florida (or in the case of [iii] affirmatively approved) any of the following (being referred to herein as an “Acquisition Transaction”): (i) any merger, consolidation, share exchange, business combination or other similar transaction (other than the transactions contemplated by this Agreement); (ii) any sale, lease, transfer or other disposition of all or substantially all of the assets of Old Florida; or (iii) any acquisition, by any person or group, of the beneficial ownership of 15% or more of any class of Old Florida capital stock; or (y) shall have made any announcement of any agreement to do any of the foregoing.

(f) By Old Florida in the event Old Florida receives a bona fide written offer with respect to an Acquisition Transaction and the Board of Directors of Old Florida determines in good faith, after consultation with its financial advisors and counsel, that such Acquisition Transaction is more favorable to Old Florida’s shareholders than the transactions contemplated by this Agreement.

(g) By Bancshares, if the holders of more than 7.5% in the aggregate of the outstanding Old Florida Common Stock shall have voted such shares against this Agreement or the Company Merger at any meeting called for the purpose of voting thereon and shall have exercised their dissenters’ rights in accordance with Sections 607.1301-1320, Florida Statutes. All such shares being referred to in this Agreement as (“Dissenters’ Shares.”)

(h) By Old Florida if Bancshares’ Board of Directors withdraws, modifies or changes its recommendation to Bancshares’ shareholders regarding the issuance of shares of Bancshares Common Stock as consideration in the Company Merger, or shall have resolved to do any of the foregoing.

(i) Price Protection Termination Right. By Old Florida at any time during the five-day period commencing on the Determination Date, if both of the following conditions are satisfied:

(1)	the Average Closing Price shall be less than $18.26, and

(2)	(i) the quotient obtained by dividing the Average Closing Price by $21.49 (the “Bancshares Ratio”) shall be less than (ii) the Index Ratio minus 0.15;

subject to:

(1)	Old Florida must give written notice of its election to terminate this Agreement pursuant to this Section 7.01(i) to Bancshares, which notice may be withdrawn at any time prior to the lapse of the five-day period commencing on the Determination Date;

(2)	During the five-day period commencing upon Bancshares’ receipt of such notice, Bancshares shall have the option of paying additional Merger Consideration in the form of Bancshares Common Stock so that the Per Share Stock Consideration, as adjusted, multiplied by the Average Closing Price shall be no less than $32.72;

(3)	The election contemplated by Subsection 7.01(i)(2) shall be made by Bancshares giving notice to Old Florida of such election and the Per Share Common Stock Consideration as adjusted, whereupon no termination shall be deemed to have occurred pursuant to this 7.01(i), and this Agreement shall remain in effect in accordance with its terms (except as the Per Share Common Stock Consideration shall have been so adjusted), and any references in this Agreement to “Per Share Common Stock Consideration” shall thereafter be deemed to refer to the Per Share Common Stock Consideration, as adjusted pursuant to this Section 7.01(i).

(4)	If the Closing Date shall occur during the five-day period Old Florida’s option to terminate pursuant to this Section 7.01(i) is in effect, the Closing Date shall be extended until a date selected by Bancshares no more than ten calendar days following the close of such five-day period.

For purposes of this Section 7.1(i), the following terms shall have the following meanings:

“Average Closing Price” shall mean the average closing price per share of Bancshares Stock on the Nasdaq Stock Market Global Market System for the 20 trading days (determined by excluding days on which the Nasdaq Stock Market Global Market System is closed) ending on the last trading date prior to the Determination Date.

“Determination Date” shall mean the tenth calendar day preceding the Effective Time (the tenth day to be determined by counting the day preceding the Effective Time as the first day).

“Index Group” shall mean the ten bank holding companies listed below (each a “Peer Company”). In the event that: (i) the common stock of any Peer Company is no longer publicly traded on the Determination Date; or (ii) any Peer Company issues a public announcement of a proposal to be acquired by or to acquire another company in a transaction with a value exceeding 25% of the Peer Company’s market capitalization, such Peer Company shall be removed from the Index Group, and the weights (which have been determined based upon market capitalization) shall be redistributed proportionately for purposes of determining the Index Price. The Peer Companies and the weights attributed to them are as follows:

Peer Company	Market Capitalization ($M)	Percent Weighting
GB&T Bancshares, Inc. (GBTB)	$292	14.06%
Cardinal Financial Corporation (CFNL)	$256	12.33%
CenterState Banks of Florida, Inc. (CSFL)	$249	11.95%
FNB Corporation (FNBP)	$227	10.94%
Commercial Bankshares, Inc. (CLBK)	$213	10.23%
First Security Group, Inc. (FSGI)	$201	9.68%
Capital Bank Corporation (CBKN)	$191	9.17%
TIB Financial Corp. (TIBB)	$187	8.97%
Gateway Financial Holdings, Inc. (GBTS)	$158	7.61%
First State Financial Corporation (FSTF)	$105	5.07%

Total	$2,080	100.00%

“Index Price” shall mean the weighted average (weighted in accordance with the Index Group’s “Percent Weighting” listed above) of the closing sales prices of the Peer Companies determined as of the Starting Date or Determination Date, whichever is applicable, based on the closing price per share (as reported by The Wall Street Journal) for the five trading days ending on the last trading date prior to the Starting Date or Determination Date, whichever is applicable.

“Index Ratio” shall be the Index Price as determined on the Determination Date divided by the Index Price as determined on the Starting Date.

“Starting Date” shall mean the date of this Agreement.

If any Peer Company or Bancshares declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Starting Date and the Determination Date, the price for the common stock of such Peer Company or Bancshares, as the case may be, shall be appropriately adjusted to apply this Section.

7.02. EFFECT OF TERMINATION

In the event of termination of this Agreement by any Party as provided in Section 7.01 above, this Agreement shall forthwith become void and there shall be no liability on the party of any Party except: (i) as set forth in this Section 7.02, Section 7.03, Section 8.03 and Section 8.07, which shall survive any termination of this Agreement; and (ii) notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved or released from any liabilities or damages arising out of its willful or intentional breach of any provision of this Agreement.

7.03. TERMINATION PAYMENT

If this Agreement is terminated by Bancshares or Old Florida pursuant to Subsection 7.01(e) or Subsection 7.01(f), then Old Florida (or its successor) shall pay or cause to be paid to Bancshares upon demand a termination payment of $4,000,000.00 payable in same day funds. Any payments to be made pursuant to this Section 7.03 shall be made within three business days of the event requiring such payment to be made.

SECTION 8. MISCELLANEOUS

8.01. NOTICES

Any notice, communication, request, reply, advice or disclosure (hereinafter severally and collectively “notice”) required or permitted to be given or made by any Party to another in connection with this Agreement or the transactions herein or therein contemplated must be in writing and may be given or served by depositing the same in the United States mail, postage prepaid and registered or certified with return receipt requested, or by delivering the same to the address of the person or entity to be notified, or by sending the same by a national commercial courier service (such as Federal Express, UPS or the like) for next day delivery provided such delivery is confirmed in writing by such courier. Notice deposited in the mail in the manner hereinabove described shall be effective 48 hours after such deposit, and notice delivered in person or by commercial courier shall be effective at the time of delivery. A Party delivering notice shall endeavor to obtain a receipt therefor. For purposes of notice, the addresses of the Parties shall, until changed as hereinafter provided, be as follows:

If to Bancshares or BOF:

Mr. Michael L. McMullan

President and Chief Executive Officer

Bancshares of Florida, Inc.

1185 Immokalee Road

Naples, Florida 34110

With copies to:

A. George Igler, Esq.

Igler & Dougherty, P.A.

Corporate Counsel

2457 Care Drive

Tallahassee, FL 32308

If to Old Florida or OFB:

Mr. Larry W. Johnson

President and Chief Executive Officer

Old Florida Bankshares, Inc.

6321 Daniels Parkway

Ft. Myers, Florida 33912

With copies to:

John P. Greeley, Esq.

Smith Mackinnon, P.A.

255 S. Orange Avenue, Suite 800

Orlando, FL 32801

8.02. WAIVER

The failure by any Party to enforce any of its rights hereunder shall not be deemed to be a waiver of such rights, unless such waiver is an express written waiver which has been signed by the waiving Party. Waiver of any one breach shall not be deemed to be a waiver of any other breach of the same or any other provision hereof.

8.03. EXPENSES

Except as otherwise provided herein, regardless of whether the Mergers are consummated, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring them. Notwithstanding the foregoing, in any dispute or action between the Parties arising out of this Agreement, including any litigation, arbitration, and appellate proceedings (and efforts to enforce the judgment, award or other disposition of any of the same), the prevailing Party shall be entitled to have and recover from the other Party all fees, costs and expenses incurred in connection with such dispute or action (including reasonable attorneys’ fees).

8.04. HEADINGS

The headings in this Agreement have been included solely for reference and shall not be considered in the interpretation or construction of this Agreement.

8.05. ANNEXES, EXHIBITS AND SCHEDULES

The annexes, exhibits and schedules to this Agreement are incorporated herein by this reference and expressly made a part hereof.

8.06. INTEGRATED AGREEMENT

This Agreement, the exhibits and schedules hereto and all other documents and instruments delivered in accordance with the terms hereof constitute the entire understanding and agreement among the Parties hereto with respect to the subject matter hereof, and there are no agreements, understanding, restrictions, representations or warranties among the Parties other than those set forth herein or therein, all prior agreements and understandings being superseded hereby.

8.07. CHOICE OF LAW

The validity of this Agreement, the construction of its terms and the determination of the rights and duties of the Parties hereto in accordance therewith shall be governed by and construed in accordance with the laws of the United States and those of the State of Florida applicable to contracts made and to be performed wholly within such State. The Parties hereto mutually consent and submit to the personal jurisdiction of the state and federal courts located in the State of Florida and agree that any action, suit or proceeding concerning or related to this Agreement must be brought exclusively in the courts located in Collier County. The Parties mutually acknowledge and agree that they will not raise, in connection with any such suit, action or proceeding brought in any federal or state court located in the State of Florida, any defense or objections based upon lack of personal jurisdiction, improper venue, inconvenience of forum or the like.

8.08. PARTIES IN INTEREST

This Agreement shall bind and inure to the benefit of the Parties hereto and their respective successors and assigns, except that this Agreement may not be transferred or assigned by any Party without the prior written consent of the other Parties hereto, including any transfer or assignment by operation of law. Nothing in this Agreement is intended or shall be construed to confer upon or to give any person other than the Parties hereto any rights or remedies under or by reason of this Agreement, except as expressly provided for herein and therein.

8.09. AMENDMENT

The Parties may, by mutual agreement of their respective Boards of Directors, amend, modify or supplement this Agreement, or any exhibit or schedule of any of them, in such manner as may be agreed upon by the Parties in writing, at any time before or after approval of this Agreement and the transactions contemplated hereby by the shareholders of the Parties hereto. This Agreement and any exhibit or schedule to this Agreement may be amended at any time and, as amended, restated by the Chief Executive Officers of the respective Parties (or their respective designees) without the necessity for approval by their respective Boards of Directors or shareholders, to correct typographical errors or to change erroneous references or cross references, or in any other manner which is not material to the substance of the transactions contemplated hereby.

8.10. COUNTERPARTS

This Agreement may be executed by the Parties in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same document.

8.11. NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES; COVENANTS

None of the representations and warranties in this Agreement or in any instrument delivered pursuant hereto shall survive the Effective Time. The covenants of the Parties set forth herein shall survive the Effective Time in accordance with their terms and, in the absence of a specified survival term, for the applicable statute of limitations.

(SIGNATURES TO FOLLOW THIS PAGE)

THIS AGREEMENT WAS AGREED TO AND ENTERED INTO AS OF THE DATE FIRST WRITTEN ABOVE.

BANCSHARES OF FLORIDA, INC.		OLD FLORIDA BANKSHARES, INC.

By:	/s/ Michael L. McMullan	By:	/s/ Larry W. Johnson
	Michael L. McMullan President and Chief Executive Officer		Larry W. Johnson President and Chief Executive Officer

BANK OF FLORIDA—SOUTHWEST		OLD FLORIDA BANK

By:	/s/ David Patrignani	By:	/s/ Larry W. Johnson
	David Patrignani Executive Vice President		Larry W. Johnson President and Chief Executive Officer

APPENDIX B

SECTIONS 607.1301 – 607.1333, FLORIDA STATUTES

607.1301. Appraisal rights; definitions

The following definitions apply to ss. 607.1302-607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c) For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action. (6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

607.1302. Right of shareholders to appraisal

(1) A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(f) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

607.1303. Assertion of rights by nominees and beneficial owners

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320. Notice of appraisal rights

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

607.1321. Notice of intent to demand payment

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322. Appraisal notice and form

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of ss. 607.1301-607.1333.

607.1323. Perfection of rights; right to withdraw

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324. Shareholder’s acceptance of corporation’s offer

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326. Procedure if shareholder is dissatisfied with offer

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in

s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

607.1330. Court action

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

607.1331. Court costs and counsel fees

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

607.1332. Disposition of acquired shares

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

607.1333. Limitation on corporate payment

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

APPENDIX C

APPENDIX C

RAYMOND JAMES

28 August 2006

Board of Directors

Bancshares of Florida, Inc.

1185 Immokalee Road

Naples, FL 34110

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Bancshares of Florida, Inc. (the “Company”) or “Bancshares”), of the consideration to be paid by the Company in connection with the proposed merger of Old Florida Bankshares, Inc. (“Old Florida”) with and into the Company and of Old Florida Bank (“OFB”) with and into Bank of Florida – Southwest (“BOF”), a subsidiary of the Company (the “Merger”), pursuant and subject to the terms of the Agreement and Plan of Merger by and among the Company, BOF, Old Florida and OFB dated August 28, 2006 (the “Agreement”). As more fully described in the Agreement, the consideration not be paid by the Company shall be as follows:

•	each outstanding share of Old Florida common stock, par value $0.01 per share shall be converted into the right to receive:

(a)	cash in the amount of $38.50, without interest (“Per Cash Consideration”); or

(b)	1.7915 shares of Bancshares common stock, par value $0.01 per share (“Per Share Stock Consideration”); or

(c)	A combination of Per share Cash Consideration and Per Share Stock Consideration in accordance with section 2.01 of the Agreement; and

•	each outstanding option and warrant to acquire Old Florida common stock shall be cancelled in exchange for a cash payment equal to the difference between the per share exercise price and $38.50, subject to the terms for option and warrant exercise as set forth in the Agreement,

(collectively, the “Consideration”) all as more fully set forth in the Agreement.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the Agreement;

2.	reviewed the audited financial statements of Old Florida s of and for the years ended December 31, 2003, 2004 and 2005 and the unaudited interim financial statements for the periods ended March 31, 2006 and June 30, 2006;

3.	reviewed Old Florida’s annual and quarterly reports to shareholders, for the periods ended December 31, 2003, 2004 and 2005, March 31, 2006 and June 30, 2006;

4.	reviewed other Old Florida financial and operating information requested from and/or provided by Old Florida;

5.	reviewed certain other publicly available information on Old Florida; and

6.	discussed with members of the senior management of the Company and Old Florida certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With the Company’s consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, Old Florida or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or

Board of Directors

Bancshares of Florida, Inc.

August 28, 2006

obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of Old Florida. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed, with the Company’s consent, that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

Our opinion is based upon market, economic, financial and other circumstance and conditions existing and disclosed to us as of the date hereof. Any material change in such circumstances and conditions would require a reevaluaion of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. We did not structure the Merger or negotiate the final terms of the Merger. This letter does not express nay opinion as to the likely trading range of the Company’s stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time. Our opinion is limited other fairness to the Company, form a financial point of view, of the Consideration to be paid by the Company in connection with the Merger. We express no opinion with respect to any other reasons, legal, business or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment baking procedures and considerations as we have deemed relevant, including the review of: (i) historical and projected revenues, operating earnings, net income and capitalization of Old Florida and certain other publicly held companies in businesses we believe to be comparable to Old Florida; (ii) the current and projected financial position and results of operations of Old Florida; (iii) the historical market prices and trading activity of the common stock of Old Florida; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; (v) the relative contribution of assets, loans, deposits, equity and income of Old Florida to the combined entity; and (vi) the general condition of the securities markets.

In arriving at this opinion, Raymond James & Associates, Inc. (“Raymond James”) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James is currently seeking to provide investment banking services to the Company. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services, which fee is contingent upon consummation of the merger. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors

Bancshares of Florida, Inc.

August 28, 2006

It is understood that this letter is solely for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder regarding how said shareholder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be paid by the Company pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ Raymond James

RAYMOND JAMES & ASSOCIATES, INC.

APPENDIX D

August 28, 2006

Board of Directors

Old Florida Bankshares, Inc.

6321 Daniels Parkway

Fort Myers, FL 33912

Dear Members of the Board:

We understand that Old Florida Bankshares, Inc., a Florida corporation (“Old Florida”), and its wholly owned subsidiary, Old Florida Bank, a Florida state banking corporation (“OFB”), on the one hand, and Bancshares of Florida, Inc., a Florida corporation (“Bancshares”), and its wholly owned subsidiary, Bank of Florida—Southwest, a Florida state banking corporation (“BOF”), on the other hand, have entered into an Agreement and Plan of Merger (the “Agreement”), to be dated August 28, 2006, pursuant to which Old Florida will merge with and into Bancshares and, at the election of Bancshares, OFB will merge with and into BOF (collectively, the “Merger”). In connection with the Merger, except as provided for in the Agreement, each share of Old Florida Common Stock issued and outstanding immediately before the Effective Time shall be converted into, at the election of the holder thereof and in accordance with the election and redesignation procedures set forth in the Agreement, the right to receive (i) cash in the amount of $38.50, (ii) 1.7915 shares of Bancshares Common Stock, or (iii) a combination thereof (collectively, the “Merger Consideration”). Capitalized terms used, but not otherwise defined, herein shall have the same meaning ascribed to them in the Agreement. In connection with the Merger and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the shareholders of Old Florida Common Stock.

Hovde Financial, Inc. (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

We were retained by Old Florida to act as its financial advisor in connection with the Agreement and the Merger. We will receive compensation from Old Florida in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. Additionally, Old Florida has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement and all attachments thereto;

(ii)	reviewed certain historical publicly available business and financial information concerning Old Florida and Bancshares;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning Old Florida and Bancshares;

(iv)	analyzed certain financial projections prepared by the managements of Old Florida and Bancshares;

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(v)	held discussions with members of the senior management of Old Florida and Bancshares for the purpose of reviewing the future prospects of Old Florida and Bancshares, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vi)	reviewed historical market prices and trading volumes of Bancshares Common Stock;

(vii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

(viii)	evaluated the pro forma ownership of Bancshares Common Stock by the holders of Old Florida Common Stock relative to the pro forma contribution of Old Florida’s assets, liabilities, equity and earnings to the combined company;

(ix)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Old Florida and Bancshares and in the discussions with the managements of Old Florida and Bancshares. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Old Florida and Bancshares and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances made by the subsidiaries of Old Florida and Bancshares are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Old Florida, Bancshares or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Old Florida, Bancshares or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Old Florida, Bancshares and their subsidiaries. In rendering this opinion, we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Bancshares or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of Bancshares or any of the surviving corporations after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

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We are not expressing any opinion herein as to the prices at which Bancshares Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of Old Florida Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of the Old Florida Common Stock.

This letter is solely for the information of the Board of Directors of Old Florida and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Old Florida Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be paid to the shareholders of Old Florida pursuant to the Agreement is fair, from a financial point of view.

Sincerely,

HOVDE FINANCIAL, INC.

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